napster®

ANNUAL REPORT 2008

Notice of 2008 Annual Meeting and Proxy Statement

NASDAQ: NAPS

To Our Stockholders:

Fiscal 2008 was an exciting year for Napster, characterized by healthy annual revenue growth of 15%, four consecutive quarters of positive cash flow, strong year-over-year improvement in bottom line results and approximately $70 million in cash and short-term investments on the balance sheet. In the last twelve months, Napster has moved its product platform to the web, further expanded its mobile offerings and footprint and launched the largest MP3 catalog in the world. We believe these enhancements to Napster's product line-up will all work together to provide a strong and flexible foundation for further growth and substantially expand Napster's available market in the coming year.

Napster continues to eliminate barriers for discovering, enjoying and sharing music by putting that power in the hands of consumers. With that vision, in November 2007 we empowered our customers by launching Napster 4.0, a feature-rich, web-based service that allows our subscribers to access and play their music on any internet-connected computer without having to download any software. In doing so, we fulfilled the concept of the virtual music cloud that people have talked about for years—giving consumers access to their music anytime, anywhere and from any web connection. This platform also presents the Company with a variety of opportunities to expand our business and provide added value to our customers, from our integrated partnership with Sonos to bring Napster into the digital home, to more broadly enabling Napster through legal streaming, sharing, playlist creation and other key features on third party websites.

While Napster has posted steady growth since our launch in 2003, our growth and the growth of the overall online music industry has been hampered by confusing digital rights management (DRM) schemes, causing a lack of interoperability for consumers. Music fans have been asking for one simple file format that can be used on all devices. In May 2008, we gave music fans what they wanted by announcing one of the most important strategic developments in our Company's history—the launch of the world's largest MP3 store. Napster thus became the first music subscription service to offer 100% of its catalog in the MP3 format for download sales.



This is a huge breakthrough for the Company, as songs purchased on Napster are now compatible with virtually every MP3 player and music-enabled cell phone in the world, including the dominant devices in the field—the iPod and iPhone, which previously kept millions of potential customers out of our reach. And, unlike iTunes, our MP3 tracks work on virtually any portable player, including popular wireless devices, portable gaming units and the like, clearly demonstrating why the open MP3 format is so critical for our development.

To this end, Napster continues to be very active on the mobile front and has further expanded its global footprint with important new carrier wins. In Fiscal 2008 we launched with O2 in the U.K, which has more than 18 million subscribers, Telecom Italia, which has 33 million subscribers, and Intel in Chile which has 4.5 million subscribers. We also expanded our coverage in Japan with our joint venture, Napster Japan. Not only is Napster Mobile now compatible with nine new NTT DoCoMo music-enabled handsets, but DoCoMo customers can both side-load Napster music and access their Napster subscription service over-the-air (OTA). The OTA experience, which is fast and seamless and our greatest contributor of new subscribers in Japan, is a prime example of what carriers can accomplish with music over high-speed networks.

One of the most significant mobile developments for Napster in Fiscal 2008 was our partnership with AT&T. Napster became AT&T's exclusive portable subscription product, enabling many of AT&T's 63 million customers to side load their Napster subscription music to their cell phones. In November 2007, the partnership was expanded to include OTA capability. In March 2008, AT&T announced plans to increase the availability of Napster Mobile to more than 12 million AT&T mobile customers this year, supported by a dramatic extension of Napster Mobile compatible AT&T handsets. Deals with many of the largest carriers in the world have boosted Napster Mobile's addressable market to more than 200 million carrier customers in eight countries. Creating these alliances with key wireless partners has been paramount for Napster in allowing us to maximize our opportunity within the mobile market.

Napster was recently identified by MultiMedia Intelligence as one of only three digital music companies in the industry with annual revenues in excess of $100 million which reinforces Napster's strategic market share position. Our market share strength is underscored by the power of the Napster brand, which continues to contribute almost 50% of new customer acquisition directly through our URL. Napster is about our platform, which we believe is now one of the most comprehensive in the industry. And, most importantly, Napster is about our customers. By keeping a sharp focus on music fans, we intend to deliver greater value and excitement to our users.

With our new web-based platform, expanding MP3 opportunities, significant catalysts ahead in mobile and the broad expansion of our addressable device ecosystem, we see an exciting year ahead for Napster in Fiscal 2009. Most importantly, our core business model has improved over the last year, and we believe Napster is well positioned to leverage our assets to create lasting shareholder value.

On behalf of the entire Napster team, I would like to express our utmost gratitude to all of our investors, employees, partners and customers for your steadfast commitment and support. We look forward to reporting our continued progress in the years ahead.

Yours truly,

Chris Gorog, Chairman and CEO

napster™

August 8, 2008

Dear Stockholder:

On behalf of the Board of Directors, you are cordially invited to attend the 2008 Annual Meeting of Stockholders of Napster, Inc. to be held at our Napster offices located at 9044 Melrose Avenue, Los Angeles, California 90069, on September 18, 2008, at 10:00 a.m., local time. The formal notice of the Annual Meeting appears on the following page. The attached Notice of Annual Meeting and Proxy Statement describe the matters that we expect to be acted upon at the Annual Meeting.

During the Annual Meeting, stockholders will have the opportunity to ask questions. Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented. Regardless of the number of shares you own, please sign and date the enclosed **WHITE** proxy card and promptly return it to us in the enclosed postage-prepaid envelope. If you sign and return your proxy card without specifying your choices, your shares will be voted in accordance with the recommendations of the Board of Directors contained in the Proxy Statement.

We look forward to seeing you on September 18, 2008 and urge you to return your **WHITE** proxy card as soon as possible.

Sincerely,

Wm. Christopher Gorog
Chairman and Chief Executive Officer

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NAPSTER, INC.
9044 MELROSE AVE.
LOS ANGELES, CALIFORNIA 90069
(310) 281-5000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON SEPTEMBER 18, 2008

To the Stockholders of Napster, Inc.:

Notice is hereby given that the Annual Meeting of Stockholders of Napster, Inc. will be held at 10:00 a.m., local time, on September 18, 2008, at our Napster offices located at 9044 Melrose Avenue, Los Angeles, California 90069 for the following purposes, as more fully described in the accompanying Proxy Statement:

1. To elect three directors for a term of three years expiring at the 2011 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified;

2. To ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2009;

3. To vote upon a proposal to amend the Company's certificate of incorporation to eliminate the classified Board provision;

4. To vote upon a proposal submitted by stockholders regarding our Preferred Stock Rights Agreement dated May 18, 2001, if properly presented at the Annual Meeting; and

5. To transact such other business as may properly come before the meeting and any postponements or adjournments thereof.

The Board of Directors has fixed the close of business on July 24, 2008 as the record date for determining stockholders entitled to notice of, and to vote at, the Annual Meeting and any postponement or adjournment thereof.

By order of the Board of Directors,

Aileen Atkins
Secretary

Los Angeles, California

August 8, 2008

ALL STOCKHOLDERS ARE URGED TO ATTEND THE MEETING IN PERSON OR BY PROXY. WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED WHITE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE FURNISHED FOR THAT PURPOSE.

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NAPSTER, INC.
9044 MELROSE AVE.
LOS ANGELES, CALIFORNIA 90069
(310) 281-5000

PROXY STATEMENT

We are sending this Proxy Statement to you, the stockholders of Napster, Inc., a Delaware corporation, as part of our Board of Directors' solicitation of proxies to be voted at our Annual Meeting of Stockholders to be held at 10:00 a.m., local time, on September 18, 2008, at 9044 Melrose Avenue, Los Angeles, CA 90069, and any postponements or adjournments thereof.

We are mailing this Proxy Statement and proxy card on or about August 8, 2008. We are also enclosing a copy of our 2008 Annual Report to Stockholders, which includes our financial statements for the fiscal year ended March 31, 2008 ("fiscal 2008"). The Annual Report is not, however, part of the proxy materials.

The Company has received a notice from a stockholder seeking to nominate himself and two other stockholders for election to the Board of Directors at the Annual Meeting. Two of these stockholders have also notified the Company of their intention to present three additional proposals for consideration at the Annual Meeting. See "Other Matters" on page 43 of this Proxy Statement. You may receive proxy materials from these stockholders that solicit your proxy and ask you to support their director nominations to the Board of Directors and the three proposals. **The Board of Directors has not endorsed the stockholder director nominations or any of the other three proposals. As a result, we urge stockholders NOT to sign or return any proxy card that you receive from these stockholders.**

QUESTIONS AND ANSWERS

What am I voting on?

At the Annual Meeting, our stockholders will be voting on four proposals: (i) the election of three directors to serve until our 2011 annual meeting of stockholders and until their successors are duly elected and qualified; (ii) the ratification of the selection of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm; (iii) the amendment of the Company's certificate of incorporation to eliminate the classified Board provision; and (iv) if properly presented at the Annual Meeting, a stockholder proposal regarding our Preferred Stock Rights Agreement dated May 18, 2001.

We will also consider any other business that properly comes before the Annual Meeting or any adjournments or postponements thereof, including the director nominations and three additional stockholder proposals described under "Other Matters" on page 43 of this Proxy Statement, if properly presented at the Annual Meeting.

For the stockholder proposal regarding our Preferred Stock Rights Agreement and each of the additional matters described under "Other Matters" to be properly presented at the Annual Meeting, the stockholder that submitted the proposal or director nominations (or a qualified representative of that stockholder) must appear at the Annual Meeting to present the proposal or nominations. For these purposes, to be considered a qualified representative of a stockholder, a person must be a duly authorized officer, manager or partner of that stockholder or must be authorized by a writing executed by the stockholder or an electronic transmission delivered by the stockholder to act for the stockholder as proxy at the Annual Meeting, and such person must produce the writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the Annual Meeting. Pursuant to our bylaws, the chairman of the Annual Meeting will determine whether any business proposed to be transacted by our stockholders has been properly presented for stockholder action at the meeting, even if we have received proxies in respect of the vote on such matter.

How does the Board of Directors recommend I vote on the proposals?

Our Board of Directors recommends that the stockholders vote:

- FOR the Board of Directors' nominees for director, which are Richard J. Boyko, Philip J. Holthouse and Robert Rodin,
- FOR the ratification of the selection of PwC as our independent registered public accounting firm for the fiscal year ending March 31, 2009 ("fiscal 2009"),
- FOR the amendment to the Company's certificate of incorporation to eliminate the classified Board provision, and
- AGAINST the stockholder proposal regarding our Preferred Stock Rights Agreement dated May 18, 2001.

Who is entitled to vote at the meeting?

Stockholders of record as of the close of business on July 24, 2008, which is known as the record date, are entitled to vote at the Annual Meeting.

How do I vote?

If your shares are registered directly in your name, you are considered the "stockholder of record" with respect to those shares and this Proxy Statement and the **WHITE** proxy card are being sent directly to you by the Company. As the stockholder of record, you may direct your vote by completing, signing and dating the

WHITE proxy card you receive and returning it in the postage-prepaid envelope. As the stockholder of record, you also have the right to attend the Annual Meeting and vote in person. Most stockholders hold their shares through a broker, bank or other nominee (that is, in "street name") rather than directly in their own name. If you hold your shares in street name, you are a "beneficial owner," and the proxy materials are being forwarded to you by your broker, bank or other nominee together with a **WHITE** voting instruction card. Because a beneficial holder is not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from the broker, bank or other nominee that holds your shares, giving you the right to vote the shares at the meeting. **Even if you plan to attend the Annual Meeting, we recommend that you complete, sign and date the enclosed WHITE proxy card and return it promptly in the enclosed postage-prepaid envelope so that your vote will be counted if you later decide not to attend the Annual Meeting.**

How will my shares be voted if I return a blank WHITE proxy card?

If you are a stockholder of record, and you return a signed **WHITE** proxy card but do not mark the boxes showing how you wish to vote, your shares will be voted FOR the Board's director nominees; FOR the ratification of the selection of PwC as our independent registered public accounting firm; FOR the amendment of the Company's certificate of incorporation to eliminate the classified Board provision; and AGAINST the stockholder proposal regarding the Preferred Stock Rights Agreement dated May 18, 2001, if properly presented at the Annual Meeting. In addition, if you return a signed **WHITE** proxy card, the persons named in the proxy will exercise their discretion to vote AGAINST each of the three stockholder proposals discussed under "Other Matters" on page 43 of this Proxy Statement, if properly presented at the Annual Meeting, and will vote in their discretion with respect to any other business as may properly come before the meeting and any postponements or adjournments thereof. If you hold your shares in street name and do not provide your broker with voting instructions (including by returning a blank **WHITE** voting instruction card), your shares may be treated as "broker non-votes" and may not be counted in connection with certain matters (as described below).

How can I change my vote or revoke my proxy?

You have the right to change your vote or revoke your proxy at any time before your shares are actually voted at the Annual Meeting. If you are a stockholder of record, you may do so by:

- notifying our corporate secretary in writing;
- signing and returning a later-dated proxy card; or
- voting in person at the Annual Meeting.

For shares you hold in street name, you may change your vote by submitting new voting instructions to your broker, bank or other nominee or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares at the Annual Meeting, by attending the meeting and voting in person.

What does it mean if I receive more than one proxy or voting instruction card?

It probably means your shares are registered differently and are in more than one account. Sign and return all **WHITE** proxy or voting instruction cards to ensure that all your shares are voted.

As previously noted, the Company has received a notice from a stockholder seeking to nominate himself and two other stockholders for election to the Board of Directors at the Annual Meeting, and two of these stockholders have also notified the Company of their intention to present three additional proposals for

Other Directors

The following persons will continue to serve as members of our Board of Directors after the Annual Meeting until their respective terms of office expire (as indicated below) and their respective successors are duly elected and qualified:

Vernon E. Altman, age 62, has served as a director since December 2001. Mr. Altman's current term as a director expires at the Annual Meeting in 2010. Mr. Altman is a senior partner and director of Bain & Company, a leading international consulting firm, and Mr. Altman leads Bain's technology/telecommunication practice and Bain's full potential transformation practice. Mr. Altman joined Bain at its founding in 1973. Mr. Altman received bachelor's and master's degrees in electrical engineering from Massachusetts Institute of Technology (MIT), and a master's degree in management from MIT's Sloan School.

Wm. Christopher Gorog, age 55, has served as our chief executive officer and a director since September 2000. Mr. Gorog's current term as a director expires at the Annual Meeting in 2010. Mr. Gorog has served as our chairman of the board since September 2001. From February 1999 to September 2000, Mr. Gorog served as a consultant in the entertainment and media industry, including serving as advisor to J.H. Whitney, an asset management company, in HOB Entertainment, Inc.'s acquisition of Universal Concerts. From November 1995 to February 1999, Mr. Gorog served as president of new business development at Universal Studios, an entertainment company. From January 1995 to November 1995, Mr. Gorog served as executive vice president of group operations at Universal Studios. Mr. Gorog earned a B.A.S. in telecommunications and film from San Diego State University.

Joseph C. Kaczorowski, age 52, has served as a director since April 2001. Mr. Kaczorowski's current term as a director expires at the Annual Meeting in 2009. Since June 2008, Mr. Kaczorowski has been a partner at Grosvenor Park, a specialist provider of financial solutions to the entertainment industry. Mr. Kaczorowski served as president of HOB Entertainment, Inc., an entertainment company, from May 2004 until January 2007. He joined HOB Entertainment, Inc. in August 1996. Mr. Kaczorowski holds a B.S. in accounting from St. John's University and is a certified public accountant.

Ross Levinsohn, age 45, has served as a director since February 2007. Mr. Levinsohn's current term as a director expires at the Annual Meeting in 2010. Since August 2007, Mr. Levisohn has been a partner with Velocity Interactive Group, a leading investment firm that focuses on digital media and communications. From January 2005 to December 2006, Mr. Levinsohn served as president of Fox Interactive Media (the internet and media arm of News Corporation). Mr. Levinsohn was formerly Senior Vice President and General Manager of Fox Sports Interactive Media from January 2001 to January 2005. Prior to joining Fox, Mr. Levinsohn was employed by AltaVista Network from April 1999 to June 2000, where he last served as Vice President and Executive Producer of the AltaVista Network. Before that, Mr. Levinsohn served as Vice President, Programming and Executive Producer of CBS Sportsline and as the Director of Production and Marketing Enterprises for HBO. Mr. Levinsohn received a B.A. in broadcast communications from American University.

Brian C. Mulligan, age 49, has served as a director since March 2003. Mr. Mulligan's current term as a director expires at the Annual Meeting in 2009. Mr. Mulligan is currently chairman of Brooknol Advisors, LLC, an advisory and investment firm specializing in media and entertainment. From April 2004 through January 2005, Mr. Mulligan was a senior executive advisor—media and entertainment with Cerberus Capital Management LP, an investment firm. From September 2002 to March 2004, Mr. Mulligan founded and was a principal with Universal Partners, a group formed to acquire Universal Studios, Inc. From April 2002 to August 2002, Mr. Mulligan was an Executive Advisor with The Boston Consulting Group, Inc., a business consulting firm. From January 2001 to March 2002, Mr. Mulligan served as chairman and consultant for Fox Television, Inc., including the television stations group, cable channels, and business operations of the Fox Network of News Corporation. From November 1999 to December 2000, Mr. Mulligan was the chief financial officer of The Seagram Company Ltd., parent company of Universal Music and Universal Studios, Inc. From June 1999 to December 1999, he was co-chairman of Universal Pictures, Inc., an entertainment company. Mr. Mulligan holds

WHITE proxy card you receive and returning it in the postage-prepaid envelope. As the stockholder of record, you also have the right to attend the Annual Meeting and vote in person. Most stockholders hold their shares through a broker, bank or other nominee (that is, in "street name") rather than directly in their own name. If you hold your shares in street name, you are a "beneficial owner," and the proxy materials are being forwarded to you by your broker, bank or other nominee together with a **WHITE** voting instruction card. Because a beneficial holder is not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from the broker, bank or other nominee that holds your shares, giving you the right to vote the shares at the meeting. **Even if you plan to attend the Annual Meeting, we recommend that you complete, sign and date the enclosed WHITE proxy card and return it promptly in the enclosed postage-prepaid envelope so that your vote will be counted if you later decide not to attend the Annual Meeting.**

How will my shares be voted if I return a blank WHITE proxy card?

If you are a stockholder of record, and you return a signed **WHITE** proxy card but do not mark the boxes showing how you wish to vote, your shares will be voted FOR the Board's director nominees; FOR the ratification of the selection of PwC as our independent registered public accounting firm; FOR the amendment of the Company's certificate of incorporation to eliminate the classified Board provision; and AGAINST the stockholder proposal regarding the Preferred Stock Rights Agreement dated May 18, 2001, if properly presented at the Annual Meeting. In addition, if you return a signed **WHITE** proxy card, the persons named in the proxy will exercise their discretion to vote AGAINST each of the three stockholder proposals discussed under "Other Matters" on page 43 of this Proxy Statement, if properly presented at the Annual Meeting, and will vote in their discretion with respect to any other business as may properly come before the meeting and any postponements or adjournments thereof. If you hold your shares in street name and do not provide your broker with voting instructions (including by returning a blank **WHITE** voting instruction card), your shares may be treated as "broker non-votes" and may not be counted in connection with certain matters (as described below).

How can I change my vote or revoke my proxy?

You have the right to change your vote or revoke your proxy at any time before your shares are actually voted at the Annual Meeting. If you are a stockholder of record, you may do so by:

- notifying our corporate secretary in writing;
- signing and returning a later-dated proxy card; or
- voting in person at the Annual Meeting.

For shares you hold in street name, you may change your vote by submitting new voting instructions to your broker, bank or other nominee or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares at the Annual Meeting, by attending the meeting and voting in person.

What does it mean if I receive more than one proxy or voting instruction card?

It probably means your shares are registered differently and are in more than one account. Sign and return all **WHITE** proxy or voting instruction cards to ensure that all your shares are voted.

As previously noted, the Company has received a notice from a stockholder seeking to nominate himself and two other stockholders for election to the Board of Directors at the Annual Meeting, and two of these stockholders have also notified the Company of their intention to present three additional proposals for consideration at the Annual Meeting. As a result, you may receive proxy materials and proxy cards from both the Company and these stockholders. The Board encourages you to vote each **WHITE** proxy or voting instruction card you receive and urges you not to sign or return any proxy card sent to you by these stockholders.

How many shares can vote?

As of the record date, 47,904,148 shares of our common stock were issued and outstanding. Holders of our common stock as of the record date are entitled to one vote per share for each matter before the meeting.

How many votes are required to approve the proposals?

Proposal 1: A plurality of the shares of common stock present, in person or represented by proxy, and entitled to vote is required to elect the nominees for director. A plurality means that the nominees receiving the largest number of votes, up to the number of nominees to be elected, will be elected. Each stockholder will be entitled to vote the number of shares of common stock held as of the record date by that stockholder for each director position to be filled. Stockholders will not be allowed to cumulate their votes in the election of directors.

Proposal 2: The affirmative vote of the holders of a majority of the shares of common stock present, in person or represented by proxy, and entitled to vote on the proposal is required to ratify the selection of PwC as Napster's independent registered public accounting firm for fiscal 2009.

Proposal 3: The affirmative vote of holders of at least 80% of the outstanding shares of common stock entitled to vote generally in the election of directors, whether or not present or represented at the meeting, is required to approve the amendment to the Company's certificate of incorporation to eliminate the classified Board provision.

Proposal 4: The affirmative vote of holders of a majority of the shares of common stock present, in person or represented by proxy, and entitled to vote on the proposal is required to approve the stockholder proposal regarding the Preferred Stock Rights Agreement dated May 18, 2001, if such proposal is properly presented at the Annual Meeting.

If other matters are properly brought before the Annual Meeting, the vote required will be determined in accordance with applicable law, the Nasdaq Marketplace Rules, and Napster's charter and bylaws, as applicable.

What constitutes a quorum?

A quorum is a majority of the outstanding shares of our common stock entitled to vote at the Annual Meeting. Both abstentions and broker non-votes are counted for determining the presence of a quorum. As there were 47,904,148 shares of our common stock outstanding as of the record date, we will need at least 23,952,075 shares present in person or by proxy at the Annual Meeting for a quorum to exist.

What happens if I abstain?

When an eligible voter attends the meeting, in person or by proxy, but decides not to vote, his or her decision not to vote is called an abstention. Properly executed proxy cards that are marked "abstain" on any proposal will be treated as abstentions for that proposal. In all matters other than the election of directors, abstentions have the same effect as votes AGAINST the proposal.

How will broker non-votes be treated?

If you are the beneficial owner of shares held in "street name" by a broker or nominee, the broker or nominee, as the record holder of the shares, is required to vote those shares in accordance with your instructions. If you do not give instructions to the broker or nominee, that person will not be permitted to vote the shares with respect to "non-routine" items. In that event, your shares will be treated as broker non-votes and will not be counted in determining whether the number of votes necessary to approve those matters has been obtained. The stockholder proposal regarding the Preferred Stock Rights Agreement is a non-routine item. In addition, if proxies are solicited by the stockholder proponents in support of their director nominees and the three proposals described under "Other Matters" on page 43 of this Proxy Statement, then all items on the agenda for the Annual Meeting, including the election of directors, will be non-routine items for those brokerage accounts solicited. However, for those brokerage accounts not solicited or if proxies are not solicited by the stockholder proponents in support of their director nominees and the three proposals described under "Other Matters" on page 43 of this Proxy Statement, then the election of directors, the ratification of the selection of our independent registered public accounting firm and the amendment of our certificate of incorporation to eliminate the classified board provision will be considered "routine" items. In that event, the broker or nominee holding your shares of record will be permitted to vote your shares with respect to such matters even if you do not give specific instructions with respect to the voting of your shares and your shares will not be treated as broker non-votes.

Who can attend the Annual Meeting?

All stockholders as of July 24, 2008 can attend the Annual Meeting.

What do I need for admission to the Annual Meeting?

You are entitled to attend the Annual Meeting only if you are a stockholder of record or a beneficial owner as of July 24, 2008, or you hold a valid proxy for the Annual Meeting. If you are a stockholder of record, your name will be verified against the list of stockholders of record prior to your being admitted to the Annual Meeting. You should be prepared to present photo identification for admission. If you hold your shares in street name, you should provide proof of beneficial ownership on the record date, such as a brokerage account statement showing that you owned Napster stock as of the record date, a copy of the **WHITE** voting instruction card provided by your broker, bank or other nominee, or other similar evidence of ownership as of the record date, as well as your photo identification, for admission. If you do not provide photo identification or comply with the other procedures outlined above upon request, you will not be admitted to the Annual Meeting.

When are stockholder proposals due for the 2009 Annual Meeting?

Proposals for Inclusion in Proxy Statement. If you want to include a stockholder proposal in the proxy materials for our 2009 Annual Meeting of Stockholders, it must be delivered to our corporate secretary at our principal office located at 9044 Melrose Avenue, Los Angeles, California 90069 no later than April 10, 2009. In addition, to be included in our proxy materials, your proposal must also comply with the Company's bylaws and Rule 14a-8 under the Securities Exchange Act of 1934 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. If we change the date of the 2009 Annual Meeting by more than 30 days from the anniversary date of this year's Annual Meeting, your proposal must be received by our corporate secretary at our principal office a reasonable time before we begin to print and mail our proxy materials for the 2009 Annual Meeting.

Proposals and Director Nominations to be Addressed at Meeting. If you intend to nominate persons for election to the Board of Directors at the 2009 Annual Meeting or you wish to present a proposal at our 2009 Annual Meeting and do not timely request inclusion of the proposal in our proxy statement, then we must receive written notice of such nomination or proposal no later than the close of business on May 21, 2009 (provided, however, that if the date of the 2009 Annual Meeting has been changed by more than 30 days from the date of the previous year's meeting, nominations and proposals must be delivered no later than the close of business on the 120th day prior to the date of the 2009 Annual Meeting or the 10th day following the day on which public announcement of the date of the 2009 Annual Meeting is first made, whichever occurs first). The stockholder's written notice must include certain information concerning the stockholder and each nominee and proposal, as specified in the Company's bylaws.

How will Napster solicit proxies for the Annual Meeting?

We are soliciting proxies by mailing this Proxy Statement and the **WHITE** proxy card to our stockholders. We will pay the solicitation costs and will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding proxy materials to beneficial owners. We estimate that the total expenditures relating to our proxy solicitation (other than salaries and wages of officers and employees and the amount normally expended for a solicitation for an election of directors in the absence of a contest) will be approximately $140,000, of which approximately $14,000 has been incurred as of the date of this Proxy Statement. The Company may conduct the solicitation by mail, personally, telephonically or by facsimile through its officers, directors and employees identified on Appendix A, none of whom will receive additional compensation for assisting with the solicitation. The Company may also solicit stockholders through press releases issued by the Company, advertisements in periodicals and postings on the Company's website. The Company has also engaged Laurel Hill Advisory Group, LLC, who may assist us in the solicitation of proxies for a fee not to exceed $75,000 plus out-of-pocket expenses. In addition, the Company has agreed to indemnify Laurel Hill Advisory against certain liabilities arising out of or in connection with the engagement. Laurel Hill Advisory has advised the Company that approximately 25 of its employees would be involved in the proxy solicitation by Laurel Hill Advisory on behalf of the Company.

How do I obtain a copy of the Annual Report on Form 10-K that Napster filed with the Securities and Exchange Commission?

Our Annual Report on Form 10-K is part of the Annual Report that is being mailed to you with this Proxy Statement. If, for whatever reason, you need another copy, we will provide one to you free of charge upon your written request to our corporate secretary at Napster, Inc., Attn: Secretary, 9044 Melrose Avenue, Los Angeles, California 90069.

How do I obtain a separate set of proxy materials if I share an address with other stockholders?

As permitted by applicable law, only one copy of the proxy materials, which include this Proxy Statement and the Annual Report, is being delivered to stockholders with the same last name residing at the same address, unless such stockholders have notified Napster of their desire to receive multiple copies of the proxy materials. Napster will promptly deliver within 30 days, upon oral or written request, a separate copy of the proxy materials to any stockholder residing at an address to which only one copy was mailed. If you are a stockholder at a shared address to which we delivered a single copy of the proxy materials and you desire to receive a separate copy of this Proxy Statement or the Annual Report, or if you desire to receive a separate proxy statement or annual report in the future, or if you are a stockholder at a shared address to which we delivered multiple copies of the proxy materials and you desire to receive one copy in the future, please submit your request by mail to our corporate secretary at Napster, Inc., Attn: Secretary, 9044 Melrose Avenue, Los Angeles, California 90069.

PROPOSAL 1
ELECTION OF DIRECTORS

Our Board of Directors currently consists of eight directors. Our certificate of incorporation provides for a classified Board of Directors consisting of three classes of directors, each serving staggered three-year terms. At the Annual Meeting, three directors will be elected for a term of three years expiring at our 2011 Annual Meeting of Stockholders and until their successors are duly elected and qualified. The Board's nominees, Richard J. Boyko, Philip J. Holthouse and Robert Rodin, are presently members of our Board of Directors. The Board of Directors recommends that the stockholders vote in favor of the election of the nominees named in this Proxy Statement to serve as members of our Board of Directors. See "Nominees" below.

The five directors whose terms of office do not expire in 2008 will continue to serve after the Annual Meeting until such time as their respective terms of office expire and their respective successors are duly elected and qualified. See "Other Directors" below.

All nominees named below have consented to being named in this Proxy Statement and to serve as directors, if elected. If at the time of the Annual Meeting the nominees should be unable or decline to serve, the persons named as proxies on the proxy card will vote for such substitute nominee(s) as our Board of Directors recommends, or vote to allow the vacancy created thereby to remain open until filled by our Board of Directors, as our Board of Directors recommends. The Board of Directors has no reason to believe that the nominees will be unable or decline to serve as directors if elected.

Nominees

The names of the Board's nominees for election to our Board of Directors for a three-year term expiring at the 2011 Annual Meeting and certain biographical information concerning such nominees are set forth below:

Richard J. Boyko, age 59, has served as a director since April 2001. Mr. Boyko's current term as a director expires at the Annual Meeting in 2008. Since July 2003, Mr. Boyko has served as the managing director of the VCU School of Mass Communications graduate program in advertising. Prior to that, Mr. Boyko served as co-president and chief creative officer of Ogilvy & Mather, an advertising agency. He joined Ogilvy & Mather in November 1990. Mr. Boyko also serves on the board of Martha Stewart Living Omnimedia. Mr. Boyko majored in advertising at Art Center College of Design.

Philip J. Holthouse, age 49, has served as a director since January 2004. Mr. Holthouse's current term as a director expires at the Annual Meeting in 2008. Mr. Holthouse is a partner with Holthouse Carlin & Van Trigt LLP, which he co-founded in 1991. Mr. Holthouse holds a master's degree in business taxation and a bachelor's degree in business administration, both from the University of Southern California, a law degree from Loyola Law School in Los Angeles and is a certified public accountant.

Robert Rodin, age 54, has served as a director since April 2001. Mr. Rodin's current term as a director expires at the Annual Meeting in 2008. Since October 2002, Mr. Rodin has been the founder and chief executive officer of the RDN Group, a management consulting firm. From 1999 through October 2002, Mr. Rodin was the founder, chairman of the board and chief executive officer of eConnections, a provider of extended supply chain intelligence solutions. From 1999 to 2000, Mr. Rodin served as Avnet's president of global supply change management and electronic commerce solutions and as a member of Avnet's global managing board. From 1991 through 1999, Mr. Rodin served as chief executive officer and president of Marshall Industries, an industrial electronics distributor prior to its sale to Avnet. Mr. Rodin also serves on the board of SM&A. Mr. Rodin holds a B.A. in psychology from University of Connecticut.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR EACH OF THE ABOVE MENTIONED NOMINEES.

Other Directors

The following persons will continue to serve as members of our Board of Directors after the Annual Meeting until their respective terms of office expire (as indicated below) and their respective successors are duly elected and qualified:

Vernon E. Altman, age 62, has served as a director since December 2001. Mr. Altman's current term as a director expires at the Annual Meeting in 2010. Mr. Altman is a senior partner and director of Bain & Company, a leading international consulting firm, and Mr. Altman leads Bain's technology/telecommunication practice and Bain's full potential transformation practice. Mr. Altman joined Bain at its founding in 1973. Mr. Altman received bachelor's and master's degrees in electrical engineering from Massachusetts Institute of Technology (MIT), and a master's degree in management from MIT's Sloan School.

Wm. Christopher Gorog, age 55, has served as our chief executive officer and a director since September 2000. Mr. Gorog's current term as a director expires at the Annual Meeting in 2010. Mr. Gorog has served as our chairman of the board since September 2001. From February 1999 to September 2000, Mr. Gorog served as a consultant in the entertainment and media industry, including serving as advisor to J.H. Whitney, an asset management company, in HOB Entertainment, Inc.'s acquisition of Universal Concerts. From November 1995 to February 1999, Mr. Gorog served as president of new business development at Universal Studios, an entertainment company. From January 1995 to November 1995, Mr. Gorog served as executive vice president of group operations at Universal Studios. Mr. Gorog earned a B.A.S. in telecommunications and film from San Diego State University.

Joseph C. Kaczorowski, age 52, has served as a director since April 2001. Mr. Kaczorowski's current term as a director expires at the Annual Meeting in 2009. Since June 2008, Mr. Kaczorowski has been a partner at Grosvenor Park, a specialist provider of financial solutions to the entertainment industry. Mr. Kaczorowski served as president of HOB Entertainment, Inc., an entertainment company, from May 2004 until January 2007. He joined HOB Entertainment, Inc. in August 1996. Mr. Kaczorowski holds a B.S. in accounting from St. John's University and is a certified public accountant.

Ross Levinsohn, age 45, has served as a director since February 2007. Mr. Levinsohn's current term as a director expires at the Annual Meeting in 2010. Since August 2007, Mr. Levisohn has been a partner with Velocity Interactive Group, a leading investment firm that focuses on digital media and communications. From January 2005 to December 2006, Mr. Levinsohn served as president of Fox Interactive Media (the internet and media arm of News Corporation). Mr. Levinsohn was formerly Senior Vice President and General Manager of Fox Sports Interactive Media from January 2001 to January 2005. Prior to joining Fox, Mr. Levinsohn was employed by AltaVista Network from April 1999 to June 2000, where he last served as Vice President and Executive Producer of the AltaVista Network. Before that, Mr. Levinsohn served as Vice President, Programming and Executive Producer of CBS Sportsline and as the Director of Production and Marketing Enterprises for HBO. Mr. Levinsohn received a B.A. in broadcast communications from American University.

Brian C. Mulligan, age 49, has served as a director since March 2003. Mr. Mulligan's current term as a director expires at the Annual Meeting in 2009. Mr. Mulligan is currently chairman of Brooknol Advisors, LLC, an advisory and investment firm specializing in media and entertainment. From April 2004 through January 2005, Mr. Mulligan was a senior executive advisor—media and entertainment with Cerberus Capital Management LP, an investment firm. From September 2002 to March 2004, Mr. Mulligan founded and was a principal with Universal Partners, a group formed to acquire Universal Studios, Inc. From April 2002 to August 2002, Mr. Mulligan was an Executive Advisor with The Boston Consulting Group, Inc., a business consulting firm. From January 2001 to March 2002, Mr. Mulligan served as chairman and consultant for Fox Television, Inc., including the television stations group, cable channels, and business operations of the Fox Network of News Corporation. From November 1999 to December 2000, Mr. Mulligan was the chief financial officer of The Seagram Company Ltd., parent company of Universal Music and Universal Studios, Inc. From June 1999 to December 1999, he was co-chairman of Universal Pictures, Inc., an entertainment company. Mr. Mulligan holds a bachelor's degree in business administration from the University of Southern California and a master's degree in business administration from the John E. Anderson Graduate School of Management from the University of California, Los Angeles.

Director Independence

Our Corporate Governance Guidelines require that a majority of the directors serving on our Board of Directors meet the standard of director independence set forth in The Nasdaq Stock Market, Inc. listing standards as the same may be amended from time to time, as well as other factors not inconsistent with the Nasdaq listing standards that our Board of Directors considers appropriate for effective oversight and decision-making. Our Board of Directors has affirmatively determined that each of the directors, except Wm. Christopher Gorog, is an independent director.

Attendance at Meetings

Our Board of Directors met in person or conducted telephonic meetings a total of twelve (12) times during fiscal 2008. During that same period, the Board did not act by unanimous written consent. During fiscal 2008, no director attended fewer than 75% of the total number of meetings of the Board of Directors and all Board committees of which he was a member.

Policy Regarding Director Attendance at Annual Meetings of the Stockholders

It is the policy of Napster that at least one member of its Board of Directors will attend each Annual Meeting of Stockholders, and all directors are encouraged to attend such meetings. Napster will reimburse directors for reasonable expenses incurred in attending Annual Meetings of Stockholders. One director attended the Annual Meeting of Stockholders on September 20, 2007.

Communications with the Board of Directors

Stockholders may communicate with any and all company directors by transmitting correspondence by mail, facsimile or email, addressed as follows:

Chairman of the Board
or Board of Directors
or [individual director]

c/o Corporate Secretary

Napster, Inc.
9044 Melrose Avenue
Los Angeles, CA 90069
Fax: 310-281-5121
boardofdirectors@napster.com

The corporate secretary shall maintain a log of such communications and transmit as soon as practicable such communications to the identified director addressee(s), unless there are safety or security concerns with respect to the communication or the communication contains commercial matters not related to the stockholder's stock ownership, as determined by the corporate secretary. The Board of Directors or individual directors so addressed shall be advised of any communication withheld for safety or security reasons as soon as practicable.

Committees of the Board of Directors

Our Board of Directors has established a standing audit committee, a standing compensation committee, a standing executive committee and a standing nominating and governance committee. Each of these committees (other than the executive committee) is comprised entirely of directors who are not officers of Napster.

Audit Committee

The audit committee of our Board of Directors (the "Audit Committee") consists of three non-employee directors: Messrs. Altman, Kaczorowski, and Holthouse. Mr. Kaczorowski is the Chairperson of our Audit Committee. Our Audit Committee operates under a written charter that was originally adopted in 2001 and restated in July 2008. The Audit Committee Charter is available in the Corporate Governance section of our website at http://investor.napster.com. The Audit Committee Charter requires that the Audit Committee consist of three or more Board members who satisfy the "independence" requirements of Nasdaq and applicable law, including Rule 10A-3 under the Securities Exchange Act of 1934. Each of the members of the Audit Committee satisfies these requirements. In addition, the Board has determined that Mr. Kaczorowski is an "audit committee financial expert" as defined under the rules of the Securities and Exchange Commission. The Audit Committee reviews our auditing, accounting, financial reporting and internal control functions and is responsible for the selection and retention of our independent registered public accounting firm. The Audit Committee has also considered whether the provision of non-audit services by PwC is compatible with maintaining the independence of PwC.

In discharging its duties, the Audit Committee oversees the following matters:

- the integrity of our financial statements;
- our compliance with legal and regulatory requirements;
- the independent registered public accounting firm's qualifications and independence; and
- the performance of our independent registered public accounting firm.

The Audit Committee met in person or conducted telephonic meetings a total of eleven (11) times during fiscal 2008. During that same period, the Audit Committee acted one (1) time by unanimous written consent.

Compensation Committee

The compensation committee of our Board of Directors (the "Compensation Committee") consists of three non-employee directors: Messrs. Kaczorowski, Levinsohn and Rodin. Mr. Rodin is the Chairperson of our Compensation Committee. The Compensation Committee Charter was adopted in 2001 and restated in October 2005, and is available in the Corporate Governance section of our website at http://investor.napster.com. The restated Compensation Committee Charter requires that the Compensation Committee consist of two or more Board members who satisfy the "independence" requirements of Nasdaq and will qualify as non-employee directors under Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and as outside directors under Internal Revenue Code Section 162(m) and applicable law. Each of the members of the Compensation Committee satisfies these requirements.

The Compensation Committee met in person or conducted telephonic meetings a total of six (6) times during fiscal 2008. During that same period, the Compensation Committee acted one (1) time by unanimous written consent.

Executive Committee

The executive committee of our Board of Directors (the "Executive Committee") consists of three non-employee directors and one employee director: Messrs. Gorog, Kaczorowski, Mulligan and Rodin. Our Executive Committee works with management in connection with the business and affairs of our company.

The Executive Committee Charter was adopted in January 2007, and is available in the Corporate Governance section of our website at http://investor.napster.com. According to the Executive Committee Charter, the Executive Committee will be comprised of three or more directors, and the members of the Executive Committee will be appointed by and serve at the discretion of our Board of Directors.

The Executive Committee met in person or conducted telephonic meetings a total of two (2) times during fiscal 2008. During that same period, the Executive Committee acted one (1) time by unanimous written consent.

Nominating and Governance Committee

The nominating and governance committee of our Board of Directors (the "Nominating & Governance Committee") consists of two non-employee directors: Messrs. Boyko and Mulligan. Mr. Mulligan is the Chairperson of our Nominating & Governance Committee. Our Nominating & Governance Committee (a) assists our Board of Directors in identifying individuals qualified to become Board members and Board committee members, and selects, or recommends that the Board select, the director nominees for each Annual Meeting of stockholders and the Board committee nominees for approval by the Board; and (b) monitors and evaluates our Board's corporate governance policies and makes recommendations to our Board with respect thereto.

Our Nominating & Governance Committee Charter was adopted August 15, 2003 and is available in the Corporate Governance section of our website at http://investor.napster.com. This charter requires that the Nominating & Governance Committee consists of two or more board members who satisfy the "independence" requirements of Nasdaq. Each of the members of the Nominating & Governance Committee satisfies these requirements.

The Nominating & Governance Committee met in person or conducted telephonic meetings a total of two (2) times during fiscal 2008. During that same period, the Nominating & Governance Committee did not act by unanimous written consent.

Director Qualifications

The Nominating & Governance Committee has established the following minimum criteria for evaluating prospective nominees:

- Reputation for integrity, strong moral character and adherence to high ethical standards.
- Holds or has held a generally recognized position of leadership in community and/or chosen field of endeavor, and has demonstrated high levels of accomplishment.
- Demonstrated business acumen and experience, and ability to exercise sound business judgment and common sense in matters that relate to the current and long-term objectives of Napster.
- Ability to read and understand basic financial statements and other financial information pertaining to Napster.
- Commitment to understand Napster and its business, industry and strategic objectives.
- Commitment and ability to regularly attend and participate in meetings of our Board of Directors, Board committees and stockholders, number of other company boards on which the candidate serves and ability to generally fulfill all responsibilities as a director of Napster.
- Willingness to represent and act in the interests of all stockholders of Napster rather than the interests of a particular group.
- Good health and ability to serve.
- For prospective non-employee directors, independence under Securities and Exchange Commission and applicable stock exchange rules, and the absence of any conflict of interest (whether due to a business or personal relationship) or legal impediment to, or restriction on, the nominee serving as a director.
- Willingness to accept the nomination to serve as a director of Napster.

Other Factors for Potential Consideration

The Nominating & Governance Committee will also consider the following factors in connection with its evaluation of each prospective nominee:

- Whether the prospective nominee will foster a diversity of skills and experiences.
- Whether the nominee possesses the requisite education, training and experience to qualify as "financially literate" or as an "audit committee financial expert" under applicable stock exchange and Securities and Exchange Commission rules.
- For incumbent directors standing for re-election, the Nominating & Governance Committee will assess the incumbent director's performance during his or her term, including the number of meetings attended, level of participation, and overall contribution to Napster.
- Composition of the Board and whether the prospective nominee will add to or complement the Board's existing strengths.

Identifying and Evaluating Nominees for Directors

The Nominating & Governance Committee initiates the process by preparing a slate of potential candidates who, based on their biographical information and other information available to the Nominating & Governance Committee, appear to meet the criteria specified above and/or who have specific qualities, skills or experience being sought (based on input from the full Board).

Outside Advisors. The Nominating & Governance Committee may engage a third-party search firm or other advisors to assist in identifying prospective nominees.

Stockholder Suggestions for Potential Nominees. The Nominating & Governance Committee will consider suggestions of nominees from stockholders. Stockholders may recommend individuals for consideration by submitting the materials set forth below to Napster addressed to the Chairman of the Nominating & Governance Committee at Napster's address. To be timely, the written materials must be submitted within the time permitted for submission of a stockholder proposal for inclusion in Napster's proxy statement for the subject Annual Meeting.

The written materials must include: (1) all information relating to the individual recommended that is required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (2) the name(s) and address(es) of the stockholder(s) making the nomination and the amount of Napster's securities which are owned beneficially and of record by such stockholder(s); (3) appropriate biographical information (including a business address and a telephone number) and a statement as to the individual's qualifications, with a focus on the criteria described above; (4) a representation that the stockholder of record is a holder of record of stock of Napster entitled to vote on the date of submission of such written materials; and (5) any material interest of the stockholder in the nomination.

The Nominating & Governance Committee will evaluate a prospective nominee suggested by any stockholder in the same manner and against the same criteria as any other prospective nominee identified by the Nominating & Governance Committee from any other source.

Nomination of Incumbent Directors. The re-nomination of existing directors is not automatic, but rather is based on continuing qualification under the criteria set forth above.

For incumbent directors standing for re-election, the Nominating & Governance Committee will assess the incumbent director's performance during his or her term, including the number of meetings attended, level of participation, and overall contribution to Napster, the number of other company boards on which the individual serves, composition of the Board at that time, and any changed circumstances affecting the individual director which may bear on his or her ability to continue to serve on the Board.

Upon completion of the above procedures, the Nominating & Governance Committee shall determine the list of potential candidates to be recommended to the full Board for nomination at the Annual Meeting.

Code of Conduct

We have adopted a Code of Conduct applicable to all employees, officers and Board members. The Code of Conduct was amended and restated in October 2005. A copy of the Amended and Restated Code of Conduct is available in the Corporate Governance section of our website at http://investor.napster.com and, along with the charters for our board committees, may be obtained upon request, without charge, by writing to our corporate secretary at Napster, Inc., attn: Secretary, 9044 Melrose Avenue, Los Angeles, CA 90069. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, applicable provisions of the Code of Conduct by our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions by posting such information on our website, at the address and location specified above.

(2) As reported on a Schedule 13D/A filed on May 27, 2008. The Schedule 13D/A was filed by: (a) Eminence Capital, LLC, a New York limited liability company ("Eminence Capital"); (b) Eminence GP, LLC, a New York limited liability company ("Eminence GP"); and (c) Ricky C. Sandler, a U.S. citizen. The Schedule 13D/A indicates that it relates to shares of the Company's common stock held for the accounts of Eminence Partners, LP, a New York limited partnership ("Eminence I"); Eminence Partners II, LP, a New York limited partnership ("Eminence II"); and Eminence Fund, Ltd. ("Offshore Fund"), a Cayman Islands company. Eminence I, Eminence II and the Offshore Fund are collectively referred to as the "Eminence Funds." According to the Schedule 13D/A, (a) Eminence Capital is the beneficial owner of, and has shared voting and dispositive power with respect to, 4,275,838 shares of common stock, (b) Eminence GP is the beneficial owner of, and has shared voting and dispositive power with respect to, 1,797,968 shares of common stock, and (c) Ricky C. Sandler is the beneficial owner of, and has shared voting and dispositive power with respect to, 4,275,838 shares of common stock. The Schedule 13D/A indicates that (i) Eminence Capital serves as the investment manager to the Eminence Funds with respect to the shares of common stock directly owned by the Eminence Funds and may be deemed to have voting and dispositive power over the shares held for the accounts of the Eminence Funds; (ii) Eminence GP serves as general partner or manager with respect to the shares of common stock directly owned by the Eminence Funds, respectively, and may be deemed to have voting and dispositive power over the shares held for the accounts of the Partnerships, and (iii) Mr. Sandler is the Managing Member of each of Eminence Capital and Eminence GP and may be deemed to have voting and dispositive power with respect to the shares of common stock directly owned by the Eminence Funds.

(3) As reported on a Schedule 13G/A filed on February 8, 2008. The Schedule 13G/A was filed by Lloyd I. Miller to report his beneficial ownership of 2,355,679 shares of our common stock. The Schedule 13G/A indicates that Mr. Miller has sole voting and dispositive power over 1,186,067 of such shares as a manager of a limited liability company that is the general partnership of a certain limited partnership and as an individual. The Schedule 13G/A also indicates that Mr. Miller has shared voting and dispositive power over 1,169,612 of such shares as an investment advisor to the trustee of a certain family trust.

(4) Includes options to purchase 1,755,267 shares of our common stock within 60 days of June 30, 2008, 750 shares of our common stock purchasable through the Napster 2001 Employee Stock Purchase Plan on August 15, 2008, and 957,858 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event of a termination of the executive's employment, forfeiture.

(5) Includes options to purchase 257,394 shares of our common stock within 60 days of June 30, 2008, 750 shares of our common stock purchasable through the Napster 2001 Employee Stock Purchase Plan on August 15, 2008, and 288,697 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event of a termination of the executive's employment, forfeiture.

(6) Consists of 400,000 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event of a termination of the executive's employment, forfeiture.

(7) Includes 750 shares of our common stock purchasable through the Napster 2001 Employee Stock Purchase Plan on August 15, 2008 and 235,355 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event of a termination of the executive's employment, forfeiture.

(8) Consists of options to purchase 42,969 shares of our common stock within 60 days of June 30, 2008 and 5,859 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event that the director does not continue to be a member of the Board, forfeiture.

(9) Includes options to purchase 49,219 shares of our common stock within 60 days of June 30, 2008 and 5,859 unvested shares of restricted common stock. Until vested, the shares of restricted common stock

serves, composition of the Board at that time, and any changed circumstances affecting the individual director which may bear on his or her ability to continue to serve on the Board.

Upon completion of the above procedures, the Nominating & Governance Committee shall determine the list of potential candidates to be recommended to the full Board for nomination at the Annual Meeting.

Code of Conduct

We have adopted a Code of Conduct applicable to all employees, officers and Board members. The Code of Conduct was amended and restated in October 2005. A copy of the Amended and Restated Code of Conduct is available in the Corporate Governance section of our website at http://investor.napster.com and, along with the charters for our board committees, may be obtained upon request, without charge, by writing to our corporate secretary at Napster, Inc., attn: Secretary, 9044 Melrose Avenue, Los Angeles, CA 90069. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, applicable provisions of the Code of Conduct by our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions by posting such information on our website, at the address and location specified above.

The following report of the Audit Committee does not constitute soliciting material and should not be deemed filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or incorporated by reference in any document so filed.

AUDIT COMMITTEE REPORT

To the Board of Directors
of Napster, Inc.

The Audit Committee has reviewed and discussed with Napster's management and its independent registered public accounting firm, PricewaterhouseCoopers LLP, Napster's audited financial statements for the years ended March 31, 2006, 2007 and 2008, known as the Audited Financial Statements. In addition, we have discussed with PricewaterhouseCoopers LLP the matters required by statement on Auditing Standards No. 61, as amended.

The Audit Committee also has received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1, and we have discussed with that firm its independence from Napster. We also have discussed with Napster's management and PricewaterhouseCoopers LLP such other matters and received such assurances from them as we deemed appropriate.

Management is responsible for Napster's internal controls and the financial reporting process. PricewaterhouseCoopers LLP is responsible for performing an independent audit of Napster's financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

Based on the foregoing review and discussions and a review of the report of PricewaterhouseCoopers LLP with respect to the Audited Financial Statements, and relying thereon, we recommended to Napster's Board of Directors the inclusion of the Audited Financial Statements in Napster's Annual Report on Form 10-K for the fiscal year ended March 31, 2008.

THE AUDIT COMMITTEE

Vernon E. Altman
Joseph C. Kaczorowski
Philip J. Holthouse

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 30, 2008, certain information with respect to the beneficial ownership of our common stock by:

- each person or group of affiliated persons known by us to own beneficially more than 5% of the outstanding shares of our common stock;
- each of our directors;
- each of our Named Officers; and
- all of our directors and executive officers as a group.

Unless otherwise specified, the address of each beneficial owner is 9044 Melrose Ave., Los Angeles, CA 90069.

Name	Shares of Common Stock Beneficially Owned(1)	Percentage of Outstanding Shares owned (%)
5% or Greater Stockholders		
Eminence Capital, LLC(2) 65 East 55th Street, 25th Floor New York, NY 10022	4,275,838	8.94%
Lloyd I. Miller, III(3) 4550 Gordon Drive Naples, Florida 34102	2,355,679	4.92%
Executive Officers and Directors		
Wm. Christopher Gorog(4)	3,094,274	6.24%
Bradford D. Duea(5)	620,118	1.29%
Christopher Allen(6)	450,000	*
Suzanne Colvin(7)	264,573	*
Nand Gangwani	63,331	*
Laura B. Goldberg	39,966	*
Vernon E. Altman(8)	52,344	*
Richard J. Boyko(9)	60,594	*
Philip J. Holthouse(10)	49,844	*
Joseph C. Kaczorowski(11)	77,813	*
Brian C. Mulligan(12)	56,563	*
Robert Rodin(13)	94,716	*
Ross Levinsohn(14)	15,625	*
All directors and executive officers as a group (11 persons)(15)	4,836,464	9.65%

* Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person and the percentage ownership of that person includes shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 30, 2008 and shares that may be purchased through the Napster 2001 Employee Stock Purchase Plan on August 15, 2008. As of June 30, 2008, there were 47,853,159 outstanding shares of common stock. To our knowledge, except as otherwise indicated in the footnotes to this table and subject to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.

(2) As reported on a Schedule 13D/A filed on May 27, 2008. The Schedule 13D/A was filed by: (a) Eminence Capital, LLC, a New York limited liability company ("Eminence Capital"); (b) Eminence GP, LLC, a New York limited liability company ("Eminence GP"); and (c) Ricky C. Sandler, a U.S. citizen. The Schedule 13D/A indicates that it relates to shares of the Company's common stock held for the accounts of Eminence Partners, LP, a New York limited partnership ("Eminence I"); Eminence Partners II, LP, a New York limited partnership ("Eminence II"); and Eminence Fund, Ltd. ("Offshore Fund"), a Cayman Islands company. Eminence I, Eminence II and the Offshore Fund are collectively referred to as the "Eminence Funds." According to the Schedule 13D/A, (a) Eminence Capital is the beneficial owner of, and has shared voting and dispositive power with respect to, 4,275,838 shares of common stock, (b) Eminence GP is the beneficial owner of, and has shared voting and dispositive power with respect to, 1,797,968 shares of common stock, and (c) Ricky C. Sandler is the beneficial owner of, and has shared voting and dispositive power with respect to, 4,275,838 shares of common stock. The Schedule 13D/A indicates that (i) Eminence Capital serves as the investment manager to the Eminence Funds with respect to the shares of common stock directly owned by the Eminence Funds and may be deemed to have voting and dispositive power over the shares held for the accounts of the Eminence Funds; (ii) Eminence GP serves as general partner or manager with respect to the shares of common stock directly owned by the Eminence Funds, respectively, and may be deemed to have voting and dispositive power over the shares held for the accounts of the Partnerships, and (iii) Mr. Sandler is the Managing Member of each of Eminence Capital and Eminence GP and may be deemed to have voting and dispositive power with respect to the shares of common stock directly owned by the Eminence Funds.

(3) As reported on a Schedule 13G/A filed on February 8, 2008. The Schedule 13G/A was filed by Lloyd I. Miller to report his beneficial ownership of 2,355,679 shares of our common stock. The Schedule 13G/A indicates that Mr. Miller has sole voting and dispositive power over 1,186,067 of such shares as a manager of a limited liability company that is the general partnership of a certain limited partnership and as an individual. The Schedule 13G/A also indicates that Mr. Miller has shared voting and dispositive power over 1,169,612 of such shares as an investment advisor to the trustee of a certain family trust.

(4) Includes options to purchase 1,755,267 shares of our common stock within 60 days of June 30, 2008, 750 shares of our common stock purchasable through the Napster 2001 Employee Stock Purchase Plan on August 15, 2008, and 957,858 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event of a termination of the executive's employment, forfeiture.

(5) Includes options to purchase 257,394 shares of our common stock within 60 days of June 30, 2008, 750 shares of our common stock purchasable through the Napster 2001 Employee Stock Purchase Plan on August 15, 2008, and 288,697 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event of a termination of the executive's employment, forfeiture.

(6) Consists of 400,000 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event of a termination of the executive's employment, forfeiture.

(7) Includes 750 shares of our common stock purchasable through the Napster 2001 Employee Stock Purchase Plan on August 15, 2008 and 235,355 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event of a termination of the executive's employment, forfeiture.

(8) Consists of options to purchase 42,969 shares of our common stock within 60 days of June 30, 2008 and 5,859 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event that the director does not continue to be a member of the Board, forfeiture.

(9) Includes options to purchase 49,219 shares of our common stock within 60 days of June 30, 2008 and 5,859 unvested shares of restricted common stock. Until vested, the shares of restricted common stock

are subject to certain transfer restrictions and, in the event that the director does not continue to be a member of the Board, forfeiture.

(10) Includes options to purchase 30,469 shares of our common stock within 60 days of June 30, 2008 and 5,859 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event that the director does not continue to be a member of the Board, forfeiture.

(11) Includes options to purchase 59,063 shares of our common stock within 60 days of June 30, 2008 and 7,031 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event that the director does not continue to be a member of the Board, forfeiture.

(12) Includes options to purchase 37,813 shares of our common stock within 60 days of June 30, 2008 and 7,031 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event that the director does not continue to be a member of the Board, forfeiture.

(13) Includes options to purchase 59,063 shares of our common stock within 60 days of June 30, 2008 and 7,031 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event that the director does not continue to be a member of the Board, forfeiture.

(14) Consists of 10,546 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event that the director does not continue to be a member of the Board, forfeiture.

(15) Includes options to purchase 2,291,257 shares of our common stock within 60 days of June 30, 2008, 2,250 shares of our common stock purchasable through the Napster 2001 Employee Stock Purchase Plan on August 15, 2008 and 1,931,126 unvested shares of restricted common stock. See notes 4-14 above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"), requires our executive officers (as defined under Section 16), directors and persons who beneficially own greater than 10% of the Company's common stock (collectively, "Reporting Persons") to file with the Securities and Exchange Commission initial reports of ownership and changes in ownership of the Company's common stock. Reporting Persons are required by Securities and Exchange Commission regulations to furnish us with copies of all of the reports they file pursuant to Section 16.

Based solely on our review of these reports and written representations from our directors and executive officers that no other reports were required, we believe that during fiscal 2008 all filing requirements applicable to the Reporting Persons pursuant to Section 16 were timely met, with the exception of the following Form 4 filings that were not timely filed to report the disposal of shares that were withheld and reacquired by the Company to satisfy tax withholding obligations on each vesting date occurring during fiscal 2008 with respect to restricted shares previously awarded to the Reporting Person: five (5) Form 4 filings for Wm. Christopher Gorog; five (5) Form 4 filings for Bradford D. Duea; and two (2) Form 4 filings for Suzanne M. Colvin. We also failed to timely file the following Form 4s for two former executive officers to report the disposal of shares that were withheld and reacquired by the Company to satisfy tax withholding obligations on each vesting date occurring during fiscal 2008 while such former executive officer remained subject to Section 16 with respect to restricted shares previously awarded to such former executive officer: three (3) Form 4 filings for Nand Gangwani and three (3) Form 4 filings for Laura Goldberg.

PROCESSES AND PROCEDURES FOR DETERMINATION OF EXECUTIVE AND DIRECTOR COMPENSATION

The Compensation Committee is responsible for discharging the Board of Directors' responsibilities relating to the compensation of Napster's executives and directors. The Compensation Committee evaluates and approves the compensation arrangements, plans, policies and programs that apply to our executive officers and members of our Board of Directors. Pursuant to the Compensation Committee's Charter, its principal compensation related responsibilities, duties and areas of authority include, among other things:

- To develop, review, evaluate and approve Napster's overall compensation policies and establish appropriate performance-based incentives;
- To review and approve the goals and objectives relevant to the compensation of our Chief Executive Officer, to evaluate the performance of our Chief Executive Officer and to determine the terms of the compensatory agreements and arrangements for our Chief Executive Officer;
- To consider and approve the compensatory agreements and arrangements for our other executive officers;
- To make recommendations to our Board of Directors with respect to Napster's incentive compensation plans and equity-based compensation plans;
- To review all of Napster's other compensation plans and arrangements;
- To set and review the compensation arrangements in effect for members of our Board of Directors and committees of our Board of Directors;
- To retain compensation consultants, independent counsel and other advisors and experts as it deems necessary or appropriate to carry out its duties; and
- To perform any other appropriate activities.

The Compensation Committee's Charter permits it to rely on members of management when performing its duties. The Compensation Committee takes into account our Chief Executive Officer's recommendations regarding the corporate goals and objectives, performance evaluations and compensatory arrangements for Napster's executive officers other than the Chief Executive Officer. In addition, our Board of Directors has delegated to our Chief Executive Officer the authority to approve certain stock option and restricted stock grants under Napster's equity plans to persons who are not executive vice president level employees of Napster.

As indicated above, pursuant to its Charter, the Compensation Committee is authorized to retain compensation consultants to assist it in carrying out its duties. The Compensation Committee has the sole authority to terminate any compensation consultant it retains and to approve the firm's fees and other retention terms. The Compensation Committee retained Hewitt Associates LLC at the end of fiscal 2007 to assist it in selecting Napster's appropriate comparative peer group companies and to prepare a survey of the long-term equity incentive opportunities provided to executives by Napster and each of our peer group companies for compensation benchmarking purposes. Hewitt also assisted Napster in evaluating the dilutive effects of equity awards granted, or proposed to be granted, by Napster and our comparative peer group companies. The Compensation Committee also retained Hewitt at the end of fiscal 2008, with its review focused on modeling and evaluating the dilutive effects of the long-term equity incentive opportunities provided to executives by Napster and our comparative peer group companies.

DIRECTOR COMPENSATION—FISCAL 2008

The following table presents information regarding the compensation paid during fiscal 2008 to individuals who were members of our Board of Directors at any time during fiscal 2008 and who were not also our employees (referred to herein as "non-employee directors"). The compensation paid to any director who was also one of our employees during fiscal 2008 is presented below in the Summary Compensation Table—Fiscal 2008 and the related explanatory tables. Such employee-directors do not receive separate compensation for service on our Board of Directors.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($)(1)(2)(4) (c)	Option Awards ($)(1)(3)(4) (d)	Total ($) (h)
Vernon E. Altman	40,000	5,968	13,992	59,960
Richard J. Boyko	40,000	5,968	13,992	59,960
Philip J. Holthouse	40,000	5,968	26,480	72,448
Joseph C. Kaczorowski	54,000	28,675	16,793	99,468
Ross Levinsohn	40,000	12,800	—	52,800
Brian C. Mulligan	44,000	28,675	15,994	88,669
Robert Rodin	44,000	28,675	16,793	89,468

(1) The amounts reported in Column (c) and Column (d) above reflect the aggregate dollar amounts recognized for stock and option awards for financial statement reporting purposes with respect to fiscal 2008 (disregarding any estimate of forfeitures related to service-based vesting conditions). For a discussion of the assumptions and methodologies used to calculate the amounts reported, please see (i) the discussion of restricted stock and option awards contained in Note 10 (Employee Benefit Plans) to Napster's Consolidated Financial Statements, included as part of Napster's Annual Report on Form 10-K for the fiscal year ended March 31, 2008, and (ii) similar Employee Benefit Plan notes contained in Napster's Consolidated Financial Statements filed on Form 10-Ks for prior fiscal years as to the restricted stock and option awards granted in those years, each of which notes is incorporated herein by reference.

(2) As described below, each of our continuing non-employee directors is entitled to an annual award of 3,125 shares of restricted stock. Any continuing non-employee director serving as the chair of our Board of Directors or the Audit, Compensation or Nominating & Governance Committees is entitled to an additional 625 shares of restricted stock (for a total annual award of 3,750 shares of restricted stock). The grant date fair value for financial statement reporting purposes of the 3,125 restricted shares granted to each continuing non-employee director during fiscal 2008 was equal to $6,156 and the grant date fair value for financial statement reporting purposes of the additional 625 restricted shares granted to Messrs. Kaczorowski, Mulligan and Rodin during fiscal 2008 in respect of their chair positions was equal to $1,231. See footnote (1) above for the assumptions used to value these awards.

(3) Beginning in January 2006, Napster began granting non-employee directors the equity portion of their compensation in the form of restricted shares instead of in stock options. The amounts reported for option awards represent the dollar amounts recognized in Napster's fiscal 2008 financial statements for grants of option awards to non-employee directors prior to January 2006.

(4) The following table presents the aggregate number of outstanding unvested shares of restricted stock and outstanding unexercised options held by each of our non-employee directors as of March 31, 2008. Any shares of restricted stock that vested before March 31, 2008 are not included in the following table in accordance with Securities and Exchange Commission rules.

Director	Number of Options Outstanding	Number of Shares of Restricted Stock Outstanding
Vernon E. Altman	43,750	7,031
Richard J. Boyko	50,000	7,031
Philip J. Holthouse	31,250	7,031
Joseph C. Kaczorowski	60,000	8,437
Ross Levinsohn	—	12,500
Brian C. Mulligan	38,750	8,437
Robert Rodin	60,000	8,437

Director Compensation

Compensation for non-employee directors during fiscal 2008 generally consisted of an annual cash retainer, an additional retainer for members of certain committees, meeting fees for members of the Executive Committee and awards of shares of restricted stock.

Annual Retainer

The following table sets forth the schedule of annual retainer and meeting fees for each non-employee director in effect during fiscal 2008:

Type of Fee	Dollar Amount
Annual Board Retainer	$30,000
Additional Annual Retainer for Service on any of the Audit Committee, Compensation Committee or Nominating & Governance Committee	$10,000
Per Meeting Fee for Attendance at Meetings of the Executive Committee	$ 2,000

All non-employee directors are also reimbursed for out-of-pocket expenses they incur serving as directors.

Restricted Stock Awards

Annual Grants. Under our Amended and Restated 2001 Stock Plan (the "2001 Stock Plan"), each continuing non-employee director with at least six months of service automatically receives an annual award of 3,125 shares of restricted stock on each January 1. The annual award for non-employee directors serving as the chair of our Board of Directors or the Audit, Compensation or Nominating & Governance Committees is increased to 3,750, in light of the additional duties and responsibilities these directors are required to perform. Each share of restricted stock is an actual share of Napster's common stock that remains subject to forfeiture, but which otherwise has the same voting and dividend rights as other shares of our common stock.

Each non-employee director's annual grant of restricted shares becomes vested as to 6.25% of the shares subject to the grant on each quarterly anniversary of the grant date, meaning that each grant will be fully vested on the fourth anniversary of the grant date. Non-employee directors' restricted shares will also become fully vested upon a change in control of Napster. The vesting of each non-employee director's restricted shares is subject to the non-employee director's service on our Board of Directors on the applicable vesting date. Unvested restricted shares will be forfeited for no value upon a non-employee director's termination of services for Napster for any reason.

Our Board of Directors administers the 2001 Stock Plan with respect to non-employee director awards, and has the ability to interpret and make all required determinations under the plan, subject to plan limits. This authority includes making any required proportionate adjustments to outstanding restricted shares to reflect any impact resulting from various corporate events such as stock splits, stock dividends, combinations or reclassifications, and determining whether restricted shares should become fully vested in connection with a dissolution or liquidation of Napster.

Initial Grants. Each non-employee director who is newly appointed to our Board of Directors is entitled to a one-time award of 12,500 shares of restricted stock on the date he or she is first appointed. If the new non-employee director is initially appointed as the chair of our Board of Directors or the Audit, Compensation or Nominating & Governance Committees, the size of the initial award is increased to 15,000 shares of restricted stock. Non-employee directors' initial restricted share awards become vested in the same manner and according to the same vesting schedule described above for annual grants, and otherwise have the same material terms as annual restricted share awards. We did not make any initial grants during fiscal 2008, because no non-employee directors were newly appointed to our Board of Directors during this fiscal year.

COMPENSATION DISCUSSION AND ANALYSIS

This section contains a discussion of the material elements of compensation awarded to, earned by or paid to the principal executive and principal financial officers of Napster, as well as a discussion of the material elements of compensation awarded to, earned or paid to two former officers who served as executive officers during fiscal 2008. As indicated in our Annual Report to Stockholders for fiscal 2008 filed on Form 10-K, we have determined that only four individuals were serving as executive officers of Napster at the end of our fiscal year. In accordance with Securities and Exchange Commission rules, the compensation of two of our former executive officers who left Napster during fiscal 2008 is also discussed. These six individuals are referred to as the "Named Officers" in this Proxy Statement.

Napster's current executive compensation programs are determined and approved by the Compensation Committee. None of the Named Officers is a member of the Compensation Committee. As contemplated by its Charter, the Compensation Committee takes into account the Chief Executive Officer's recommendations regarding the corporate goals and objectives, performance evaluations and compensatory arrangements for Napster's executive officers other than the Chief Executive Officer. Our Interim Chief Financial Officer also advises the Compensation Committee with respect to the impact of executive and employee compensation on Napster's actual and budgeted financial results. The other Named Officers do not currently have any role in determining or recommending the form or amount of compensation paid to our Named Officers.

Executive Compensation Program Objectives and Overview

Napster's current executive compensation programs are intended to achieve three fundamental objectives: (1) recruit and retain superior talent; (2) create a significant direct relationship between pay and performance; and (3) create proper incentives for the executives to enhance the value of Napster for the benefit of our stockholders. In structuring our current executive compensation programs, we are guided by the following basic philosophies:

- *"At Risk" Compensation.* A significant portion of each executive's compensation should be "at risk" and tied to Napster's financial performance and the executive's contributions to that performance. The percentage of total compensation that is "at risk" should be the highest for our executives.

- *Competition.* Napster operates in the highly competitive technology industry and should provide competitive compensation opportunities so that we can attract and retain the superior talent needed for us to succeed in the evolving digital music distribution services market.
- *Alignment with Stockholder Interests.* Executive compensation should be structured to align executives' economic interests with those of our stockholders, and executive stock ownership should be encouraged. The equity portion of each executive's compensation should be an important and significant component of the executive's compensation.

As described in more detail below, the material elements of our current executive compensation programs for Named Officers include a base salary, an annual cash bonus opportunity, a long-term equity incentive opportunity, perquisites and severance and other benefits payable in connection with a termination of employment or change in control. We believe that each element of our executive compensation program helps us to achieve one or more of our compensation objectives, as illustrated by the table below.

Compensation Element	Compensation Objectives Designed to be Achieved
Base Salary	• Recruit and retain superior talent
Annual Cash Bonus Opportunity	• Directly link pay to performance • Incentivize creation of stockholder value
Long-Term Equity Incentives	• Incentivize creation of stockholder value • Recruit and retain superior talent • Directly link pay to performance
Perquisites	• Recruit and retain superior talent
Severance and Other Benefits Payable Upon Termination of Employment or a Change in Control	• Recruit and retain superior talent

The individual compensation elements are intended to create a total compensation package for each Named Officer that we believe achieves our compensation objectives and provides competitive compensation opportunities relative to companies in our comparative peer group. With the help of our independent compensation consultant Hewitt Associates LLC, we selected Audible, Inc., Netflix, Inc., MIVA, Inc., Realnetworks, Inc., Redenvelope, Inc., Sirius Satellite Radio, Inc., United Online, Inc., Webex Communications, Inc., Websense, Inc. and XM Satellite Radio Holdings, Inc. as our peer group companies for fiscal 2008. In addition, we also utilized the companies included in the technology-focused Croner compensation survey for fiscal 2008 compensation comparison and benchmarking purposes. Further, Hewitt Associates LLC also reviewed proprietary peer group compensation data as part of its analysis. We believe that these peer group companies, which are generally in the technology sector, are comparable either in terms of product or industry, revenue levels or market capitalization, compete with us for executive talent and provide relevant comparative compensation data for Napster. Our benchmarking process for fiscal 2008 focused primarily on comparing the long-term equity incentives provided to the Named Officers in fiscal 2007 to similar equity compensation opportunities provided to comparable executives at our peer group companies during either calendar 2006 or their fiscal 2007. We also considered the dilutive effects of the long-term equity incentives provided by Napster to the Named Officers and other employees and by our peer group companies to their executives and employees.

Current Executive Compensation Program Elements

Base Salaries

Each of our Named Officers other than our Interim Chief Financial Officer is (or was, in the case of Mr. Gangwani and Ms. Goldberg) employed pursuant to the terms of an employment agreement. Each Named Officer's employment agreement generally establishes his or her minimum base salary. This minimum base salary may be increased by Napster from time to time in its discretion, but may not be decreased below the initial amount specified in the employment agreement. The Compensation Committee generally reviews the base salaries for each Named Officer shortly after the end of our preceding fiscal year to determine whether any base salary increases are appropriate. In determining whether base salary increases for fiscal 2008 were appropriate, we considered each Named Officer's length of service, our performance and growth, a subjective determination of each Named Officer's past performance and expected future contributions, our cash reserves and a consideration of the historical base salaries and total cash compensation earned by comparable executives at our peer group companies (based on their published data). None of the Named Officers except Ms. Colvin received a base salary increase for fiscal 2008. In January 2008, we determined to increase Ms. Colvin's base salary by an additional $7,433 per month for as long as she serves as Napster's Interim Chief Financial Officer. The Compensation Committee determined this increase was appropriate in light of the increased responsibilities that Ms. Colvin assumed in her role as Interim Chief Financial Officer, and Napster has no intention to decrease Ms. Colvin's base salary for as long as she continues in her current position. The Compensation Committee did not believe that increases for the other Named Officers were warranted. The Summary Compensation Table—Fiscal 2008 and 2007 below shows the base salary paid to each Named Officer for fiscal 2008.

Annual Cash Bonus Opportunity

None of the Named Officers is entitled to a pre-set fixed minimum annual bonus pursuant to their employment agreements or otherwise. Instead, any annual bonuses for the Named Officers are paid out in the discretion of the Compensation Committee. When determining whether to pay Named Officers annual bonuses for a given fiscal year, we generally consider our performance and growth during the year, individual performance and contributions and Napster's financial condition and available cash reserves. In order to preserve our cash reserves and consistent with our objective of paying for performance and the creation of value for our stockholders, none of the Named Officers was paid an annual bonus for fiscal 2008.

In connection with Mr. Allen's commencement of employment with Napster during fiscal 2008, he received two bonus payments—a sign-on bonus and a bonus payment intended to reimburse him on an after-tax basis for amounts that he was required to pay his former employer. Consistent with Napster's objective of recruiting and retaining superior talent, the Compensation Committee determined that it was appropriate to pay Mr. Allen these one-time bonuses in order to facilitate his agreeing to leave his former employer and accept employment with Napster. The Compensation Committee also determined that it was appropriate to pay Ms. Colvin a retention bonus during fiscal 2008. The Summary Compensation Table—Fiscal 2008 and 2007 below shows the amount of the bonus payments made to Mr. Allen and Ms. Colvin in fiscal 2008.

Long-Term Equity Incentive Awards

Napster's view is that long-term equity incentive awards should be an important and significant component of the Named Officers' total compensation. Prior to fiscal 2007, we granted equity incentive awards exclusively in the form of stock options. Beginning with fiscal 2007, we determined that equity incentive awards should be granted in the form of shares of restricted stock. We determined to switch from stock options to restricted stock for a number of reasons, but some of the most important reasons were that (i) due to changes in the accounting rules brought on by FAS 123R, stock options no longer receive the same preferential financial accounting treatment relative to restricted stock awards, (ii) restricted stock awards reduce the dilution to Napster's stockholders because we can provide a long-term incentive award having the same relative value as a stock option award and use fewer shares, and (iii) restricted stock awards provide a more predictable form of compensation and do not have the same bias towards incentivizing short-term price fluctuations that many critics have argued is inherent in stock options. The Summary Compensation Table—Fiscal 2008 and 2007 below reflects an amount for option awards with respect to certain of the Named Officers, even though no stock options were granted to any Named Officers during fiscal 2008. This is because prior stock option grants

SUMMARY COMPENSATION TABLE—FISCAL 2008 and 2007

The following table presents information regarding compensation of our Named Officers for services rendered during fiscal 2008. To the extent any Named Officers were also named officers for fiscal 2007, compensation information for fiscal 2007 is also presented for such Named Officers.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($)(1) (d)	Stock Awards ($)(2)(4) (e)	Option Awards ($)(2)(3)(4) (f)	All Other Compensation ($)(5) (i)	Total ($) (j)
Wm. Christopher Gorog	2007	625,000	—	620,307	1,000,949	75,730	2,321,986
Chief Executive Officer and Chairman of the Board of Directors(6)	2008	625,000	—	1,020,014	495,311	98,561	2,238,886
Bradford D. Duea	2007	300,000	—	108,026	154,757	17,273	580,056
President	2008	300,000	—	219,675	97,021	28,223	644,919
Christopher Allen Chief Operating Officer	2008	199,904	203,108	94,290	—	3,517	500,819
Suzanne M. Colvin Interim Chief Financial Officer, Vice President, Finance	2008	231,560	40,560	93,789	47,046	18,357	431,311
Laura B. Goldberg	2007	300,000	—	152,063	118,743	6,527	577,333
Former Chief Operating Officer	2008	109,615	—	312,221	23,938	351,877	797,651
Nand Gangwani	2007	275,000	—	108,026	126,947	21,156	531,129
Former Vice President and Chief Financial Officer	2008	212,596	—	287,824	49,221	41,277	590,918

(1) The amounts reported in Column (d) represent the following payments made to Mr. Allen in connection with his commencement of employment during fiscal 2008: (i) a sign-on bonus of $50,000 and (ii) a bonus payment of $153,108 intended to reimburse Mr. Allen on an after-tax basis for amounts that he was required to pay to his former employer. Column (d) also represents $40,560 for a retention bonus paid to Ms. Colvin for fiscal 2008.

(2) The amounts reported in Column (e) and Column (f) above reflect the aggregate dollar amounts recognized for stock and option awards for financial statement reporting purposes with respect to the indicated fiscal year. For purposes of this calculation, we have disregarded any estimate of forfeitures related to service-based vesting conditions, and have only taken into account actual forfeitures to the extent permitted under Securities and Exchange Commission rules. For a discussion of the assumptions and methodologies used to calculate the amounts reported, please see (i) the discussion of restricted stock and option awards contained in Note 10 (Employee Benefit Plans) to Napster's Consolidated Financial Statements, included as part of Napster's Annual Report on Form 10-K for the fiscal year ended March 31, 2008, and (ii) similar Employee Benefit Plan notes contained in Napster's Consolidated Financial Statements filed on Form 10-Ks for prior fiscal years as to the restricted stock and option awards granted in those years, each of which notes is incorporated herein by reference.

(3) Beginning with our fiscal 2006, Napster began granting Named Officers' long-term compensation opportunity in the form of restricted shares instead of in stock options. The amounts reported for option awards represent the dollar amounts recognized in fiscal 2008 and 2007 financial statements for options granted prior to our fiscal 2006.

(4) In connection with their terminations of employment during fiscal 2008, Mr. Gangwani forfeited 131,250 unvested restricted shares and 166,000 unvested stock options, and Ms. Goldberg forfeited 267,500 unvested restricted shares and 135,000 unvested stock options. In addition, Messrs. Gorog and Duea and

salary may be increased by Napster from time to time in its discretion, but may not be decreased below the initial amount specified in the employment agreement. The Compensation Committee generally reviews the base salaries for each Named Officer shortly after the end of our preceding fiscal year to determine whether any base salary increases are appropriate. In determining whether base salary increases for fiscal 2008 were appropriate, we considered each Named Officer's length of service, our performance and growth, a subjective determination of each Named Officer's past performance and expected future contributions, our cash reserves and a consideration of the historical base salaries and total cash compensation earned by comparable executives at our peer group companies (based on their published data). None of the Named Officers except Ms. Colvin received a base salary increase for fiscal 2008. In January 2008, we determined to increase Ms. Colvin's base salary by an additional $7,433 per month for as long as she serves as Napster's Interim Chief Financial Officer. The Compensation Committee determined this increase was appropriate in light of the increased responsibilities that Ms. Colvin assumed in her role as Interim Chief Financial Officer, and Napster has no intention to decrease Ms. Colvin's base salary for as long as she continues in her current position. The Compensation Committee did not believe that increases for the other Named Officers were warranted. The Summary Compensation Table—Fiscal 2008 and 2007 below shows the base salary paid to each Named Officer for fiscal 2008.

Annual Cash Bonus Opportunity

None of the Named Officers is entitled to a pre-set fixed minimum annual bonus pursuant to their employment agreements or otherwise. Instead, any annual bonuses for the Named Officers are paid out in the discretion of the Compensation Committee. When determining whether to pay Named Officers annual bonuses for a given fiscal year, we generally consider our performance and growth during the year, individual performance and contributions and Napster's financial condition and available cash reserves. In order to preserve our cash reserves and consistent with our objective of paying for performance and the creation of value for our stockholders, none of the Named Officers was paid an annual bonus for fiscal 2008.

In connection with Mr. Allen's commencement of employment with Napster during fiscal 2008, he received two bonus payments—a sign-on bonus and a bonus payment intended to reimburse him on an after-tax basis for amounts that he was required to pay his former employer. Consistent with Napster's objective of recruiting and retaining superior talent, the Compensation Committee determined that it was appropriate to pay Mr. Allen these one-time bonuses in order to facilitate his agreeing to leave his former employer and accept employment with Napster. The Compensation Committee also determined that it was appropriate to pay Ms. Colvin a retention bonus during fiscal 2008. The Summary Compensation Table—Fiscal 2008 and 2007 below shows the amount of the bonus payments made to Mr. Allen and Ms. Colvin in fiscal 2008.

Long-Term Equity Incentive Awards

Napster's view is that long-term equity incentive awards should be an important and significant component of the Named Officers' total compensation. Prior to fiscal 2007, we granted equity incentive awards exclusively in the form of stock options. Beginning with fiscal 2007, we determined that equity incentive awards should be granted in the form of shares of restricted stock. We determined to switch from stock options to restricted stock for a number of reasons, but some of the most important reasons were that (i) due to changes in the accounting rules brought on by FAS 123R, stock options no longer receive the same preferential financial accounting treatment relative to restricted stock awards, (ii) restricted stock awards reduce the dilution to Napster's stockholders because we can provide a long-term incentive award having the same relative value as a stock option award and use fewer shares, and (iii) restricted stock awards provide a more predictable form of compensation and do not have the same bias towards incentivizing short-term price fluctuations that many critics have argued is inherent in stock options. The Summary Compensation Table—Fiscal 2008 and 2007 below reflects an amount for option awards with respect to certain of the Named Officers, even though no stock options were granted to any Named Officers during fiscal 2008. This is because prior stock option grants to these Named Officers continue to become vested over a four-year period following the original grant date, and Securities and Exchange Commission rules require us to report compensation related to the options throughout the vesting period.

Restricted stock awards to our Named Officers typically vest in four substantially equal annual installments over a four-year vesting period. We believe that this four-year vesting period provides an incentive for the Named Officers to remain in our employ and encourages stock ownership by the Named Officers that helps focus them on the long-term performance of our company. We believe the four-year vesting period together with annual grants expected to be made in successive years helps create a long-term incentive and strikes an appropriate balance between the interests of Napster, our stockholders and the individual Named Officers in terms of the incentive, value creation and compensatory aspects of these equity awards.

We considered several factors when determining the size of each Named Officer's fiscal 2008 restricted stock award. These factors included (i) the total cash compensation paid to the Named Officers in fiscal 2007, and the fact that it was below the levels provided by most of our peer group companies, (ii) the number and value of options and restricted stock awards previously granted, (iii) dilution effects on our stockholders and ensuring that an appropriate number of shares would be available for awards to less-senior employees, (iv) the number and value of long-term equity awards made to comparable executives at our peer group companies (based on their published data) and (v) ensuring that the Named Officers were provided with total long-term equity compensation and total compensation opportunities that we thought were appropriate and competitive in order to maximize our ability to retain the Named Officers. Mr. Duea and Ms. Colvin also received special restricted stock awards during January 2008 that will become vested on December 31, 2008. These restricted stock awards were granted in exchange for their agreement to cancel certain of their outstanding stock options that could have been subject to adverse tax consequences under Section 409A of the Code. These special restricted stock awards were not made as part of the normal annual grant process and were intended primarily to compensate these Named Officers for the options they agreed to cancel.

The number of shares of restricted stock granted to each Named Officer during fiscal 2008 and the grant-date fair value of these shares as determined under FAS 123R for purposes of Napster's financial statements is presented in the "Grants of Plan-Based Awards in Fiscal 2008" table below. A description of the material terms of the fiscal 2008 restricted stock awards is presented in the narrative section following the "Grants of Plan-Based Awards in Fiscal 2008" table below.

Perquisites

Napster provides certain perquisites and personal benefits to several of the Named Officers. Perquisites provided to one or more Named Officers include an automobile allowance, reimbursement of gym membership costs, reimbursement of the cost of certain concert tickets, financial planning and tax preparation assistance, a housing allowance and premiums for automobile, life and disability insurance coverage. We believe that perquisites and personal benefits are often a tax-advantaged way to provide certain of the Named Officers with additional annual compensation that supplements their other compensation opportunities, and therefore treat perquisites as another component of annual compensation that is merely paid in a different form. The perquisites and personal benefits, if any, paid to each Named Officer in fiscal 2008 are reported in the Summary Compensation Table—Fiscal 2008 and 2007 below, and are explained in more detail in footnote 5 thereto.

Severance and Other Benefits

Napster believes that severance protections can play a valuable role in recruiting and retaining superior talent. In the competitive technology industry in which we operate, where executives are commonly being recruited by both more established companies and by start-up ventures, severance and other termination benefits are an effective way to offer executives financial security to offset the risk of foregoing an opportunity with another company. At the end of fiscal 2008, all of the Named Officers who remained employed by Napster (other than our Interim Chief Financial Officer) were entitled to severance benefits pursuant to their employment agreements. Outside of the change in control context described below, severance benefits are only payable under the employment agreements if a Named Officer's employment is involuntarily terminated by us without cause, or if the Named Officer terminates his own employment for "good reason" as defined in his employment agreement. (However, under his employment agreement in place for fiscal 2008, Mr. Gorog or his estate will receive certain termination benefits if his employment terminates due to his death, disability or our decision to terminate his employment by failing to renew his employment agreement.) The "good reason" definition in each Named Officer's employment agreement is different; however, we believe that each Named Officer would only have "good reason" to resign if Napster reduces or diminishes the officer's compensation, position or work location in a manner that would result in a constructive termination of that Named Officer's employment. Similarly, the level of each Named Officer's severance or other termination benefits differ because, consistent with our objective of utilizing severance benefits to recruit and retain executives, we generally provide each Named Officer with amounts and types of severance benefits that we believe will permit us to recruit and/or continue to employ the individual Named Officer.

Certain of the Named Officers who remain employed by Napster will receive additional severance and other benefits upon the occurrence of a change in control of Napster and/or their termination of employment following a change in control. For example, Messrs. Duea's and Allen's employment agreements provide that their severance periods will be extended to 12 months (from six months) if their employment is involuntarily terminated by us without cause or by them for "good reason" following a change in control. Similarly, under Mr. Gorog's employment agreement in place for fiscal 2008, his cash severance payments will be enhanced if his employment is involuntarily terminated by us without cause or if he resigns for any reason within twelve months after a change in control. We believe these enhanced severance benefits are appropriate because the occurrence, or potential occurrence, of a change in control transaction would likely create uncertainty regarding the continued employment of each Named Officer, and these enhanced severance protections encourage the Named Officers to remain employed with Napster through the change in control process and to focus on stockholders' interests during the change in control.

In addition to the enhanced severance benefits described above, upon the occurrence of a change in control, 25% of the outstanding unvested stock option and restricted stock awards held by the Named Officers who remain employed by Napster will become fully vested pursuant to the terms of Napster's equity plans (100% for Mr. Gorog under his employment agreement in place for fiscal 2008). An additional 25% of each such Named Officer's outstanding unvested stock option and restricted stock awards will become fully vested on the first anniversary of the change in control, and 100% of these outstanding unvested awards will become fully vested if the employment of any of such Named Officers is involuntarily terminated by us without cause within twelve months after a change in control. With the exception of Mr. Gorog, the accelerated vesting provided to the Named Officers in connection with a change in control is generally the same as for Napster's other less senior employees. Although certain of the accelerated option and restricted stock vesting described above is in the nature of a "single trigger" acceleration of vesting that will occur upon the occurrence of a change in control regardless of whether the award holder's employment terminates, we believe this accelerated vesting is appropriate given the importance of long-term equity awards in our executive compensation program and the uncertainty regarding the continued employment of Named Officers that typically occurs in a change in control context. Our view is that this vesting protection helps assure the Named Officers that they will not lose the expected value of their options and restricted stock awards because of a change in control of Napster.

As part of his change in control severance benefits under his employment agreement in place for fiscal 2008, Mr. Gorog is reimbursed for the full amount of any excise taxes imposed on his severance payments and any other payments under Section 4999 of the Internal Revenue Code. We have provided Mr. Gorog with a "gross-up" for any parachute payment excise taxes that may be imposed because we determined the appropriate level of his change in control severance protections without factoring in the adverse tax effects that may result under Section 4999 of the Internal Revenue Code. The excise tax gross-up is intended to make Mr. Gorog whole for any adverse tax consequences he may become subject to under Section 4999 of the

Internal Revenue Code, and to preserve the level of his change in control severance protections that we have determined to be appropriate. The other Named Officers are not entitled to any similar gross-up payments.

Subsequent Events

Following the end of fiscal 2008, we entered into a new employment agreement with Mr. Gorog and a severance agreement with Ms. Colvin.

Mr. Gorog's new employment agreement is similar to his prior employment agreement, although several material changes were made that are discussed below. If outside of the change in control context and after August 14, 2008, Mr. Gorog's employment is involuntarily terminated by us without cause or if he terminates his own employment for "good reason," his cash severance benefits will be equal to 9 months of his then current base salary, instead of 165% of his base salary. In the case of such a termination, Mr. Gorog will be entitled to accelerated vesting of his unvested stock option and restricted stock awards that had been scheduled to vest within 12 months following the date of his termination of employment, instead of accelerated vesting of all outstanding unvested stock option and restricted stock awards. Further, unlike Mr. Gorog's prior employment agreement, his new employment agreement does not provide for any severance payment if Napster fails to renew the agreement at the end of its one-year term. Mr. Gorog's new employment agreement also amended the vesting terms applicable to his restricted stock awards that are outstanding on August 15, 2008. Instead of vesting in annual installments, beginning after August 15, 2009, these restricted stock awards will vest in monthly installments.

Ms. Colvin's severance agreement provides that in the event we terminate her employment without cause or she terminates her employment for "good reason," Ms. Colvin will be entitled to a cash severance payment equal to one-half of her annualized base salary at the highest rate in effect at any time in the one year preceding the termination, and we will pay her COBRA premiums for a period of six months from the date of termination. In the event such a termination of employment occurs upon or at any time following a change in control of Napster, the cash severance payment will equal one times such annualized base pay and the period of company-paid COBRA will be twelve months.

Section 162(m) Policy

Under current IRS guidance, Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation over $1,000,000 paid for any fiscal year to the corporation's chief executive officer and other three most highly compensated executive officers (not including the principal financial officer). However, Section 162(m) exempts qualifying performance-based compensation from the deduction limit if certain other requirements are met.

Current base salary and anticipated bonus levels are not expected to exceed or materially exceed, as the case may be, the Section 162(m) limit. We have intended to structure stock option grants to Napster's executive officers made in prior years as qualifying performance-based compensation for Section 162(m) purposes. Napster's restricted stock awards are not, however, qualifying performance-based compensation for Section 162(m) purposes. In granting restricted stock awards, we have and will continue to consider the possibility that all or a portion of the grants may not be deductible by Napster to the extent that the income realized by the recipient of the grant in connection with the vesting of the award, when combined with other compensation paid to the executive officer in that year that does not satisfy the performance-based rules of Section 162(m), would exceed the $1,000,000 limit under Section 162(m).

Napster reserves the authority to award non-deductible compensation in such circumstances as it deems appropriate. Further, because of ambiguities and uncertainties as to the application and interpretation of

Section 162(m) and the regulations issued thereunder, no assurance can be given, notwithstanding Napster's efforts, that compensation intended by Napster to satisfy the requirements for deductibility under Section 162(m) does in fact do so.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION (1)

The Compensation Committee has certain duties and powers as described in its Charter. The Compensation Committee is currently composed of the three (3) non-employee directors named at the end of this report, each of whom is independent as defined by Nasdaq listing standards.

The Compensation Committee has reviewed and discussed with management the disclosures contained in the Compensation Discussion and Analysis section of this Proxy Statement. Based upon this review and our discussions, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis section be included in this Proxy Statement.

Compensation Committee of the Board of Directors

Robert Rodin (Chairman)
Joseph C. Kaczorowski
Ross Levinsohn

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

All of the Compensation Committee members whose names appear on the Compensation Committee Report above served as members of the Compensation Committee during all of fiscal 2008. No current member of the Compensation Committee is a current or former executive officer or employee of Napster, or had any relationships requiring disclosure by Napster under the Securities and Exchange Commission's rules requiring disclosure of certain relationships and related-party transactions. None of Napster's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of the Compensation Committee during fiscal 2008.

(1) Filings with the Securities and Exchange Commission sometimes "incorporate information by reference." This means a company is referring you to information that has previously been filed with the Securities and Exchange Commission, and that this information should be considered as part of the filing you are reading. Unless Napster specifically states otherwise, this report shall not be deemed to be incorporated by reference and shall not constitute soliciting material or otherwise be considered filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

SUMMARY COMPENSATION TABLE—FISCAL 2008 and 2007

The following table presents information regarding compensation of our Named Officers for services rendered during fiscal 2008. To the extent any Named Officers were also named officers for fiscal 2007, compensation information for fiscal 2007 is also presented for such Named Officers.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($)(1) (d)	Stock Awards ($)(2)(4) (e)	Option Awards ($)(2)(3)(4) (f)	All Other Compensation ($)(5) (i)	Total ($) (j)
Wm. Christopher Gorog	2007	625,000	—	620,307	1,000,949	75,730	2,321,986
Chief Executive Officer and Chairman of the Board of Directors(6)	2008	625,000	—	1,020,014	495,311	98,561	2,238,886
Bradford D. Duea	2007	300,000	—	108,026	154,757	17,273	580,056
President	2008	300,000	—	219,675	97,021	28,223	644,919
Christopher Allen Chief Operating Officer	2008	199,904	203,108	94,290	—	3,517	500,819
Suzanne M. Colvin Interim Chief Financial Officer, Vice President, Finance	2008	231,560	40,560	93,789	47,046	18,357	431,311
Laura B. Goldberg	2007	300,000	—	152,063	118,743	6,527	577,333
Former Chief Operating Officer	2008	109,615	—	312,221	23,938	351,877	797,651
Nand Gangwani	2007	275,000	—	108,026	126,947	21,156	531,129
Former Vice President and Chief Financial Officer	2008	212,596	—	287,824	49,221	41,277	590,918

(1) The amounts reported in Column (d) represent the following payments made to Mr. Allen in connection with his commencement of employment during fiscal 2008: (i) a sign-on bonus of $50,000 and (ii) a bonus payment of $153,108 intended to reimburse Mr. Allen on an after-tax basis for amounts that he was required to pay to his former employer. Column (d) also represents $40,560 for a retention bonus paid to Ms. Colvin for fiscal 2008.

(2) The amounts reported in Column (e) and Column (f) above reflect the aggregate dollar amounts recognized for stock and option awards for financial statement reporting purposes with respect to the indicated fiscal year. For purposes of this calculation, we have disregarded any estimate of forfeitures related to service-based vesting conditions, and have only taken into account actual forfeitures to the extent permitted under Securities and Exchange Commission rules. For a discussion of the assumptions and methodologies used to calculate the amounts reported, please see (i) the discussion of restricted stock and option awards contained in Note 10 (Employee Benefit Plans) to Napster's Consolidated Financial Statements, included as part of Napster's Annual Report on Form 10-K for the fiscal year ended March 31, 2008, and (ii) similar Employee Benefit Plan notes contained in Napster's Consolidated Financial Statements filed on Form 10-Ks for prior fiscal years as to the restricted stock and option awards granted in those years, each of which notes is incorporated herein by reference.

(3) Beginning with our fiscal 2006, Napster began granting Named Officers' long-term compensation opportunity in the form of restricted shares instead of in stock options. The amounts reported for option awards represent the dollar amounts recognized in fiscal 2008 and 2007 financial statements for options granted prior to our fiscal 2006.

(4) In connection with their terminations of employment during fiscal 2008, Mr. Gangwani forfeited 131,250 unvested restricted shares and 166,000 unvested stock options, and Ms. Goldberg forfeited 267,500 unvested restricted shares and 135,000 unvested stock options. In addition, Messrs. Gorog and Duea and

Ms. Colvin elected to cancel the following number of outstanding stock options during fiscal 2008 because Napster determined that such stock options could be subject to adverse tax consequences under Section 409A of the Internal Revenue Code: Mr. Gorog 380,875 stock options; Mr Duea: 21,762 stock options; and Ms. Colvin: 75,000 stock options.

(5) The amounts reported in Column (i) for fiscal 2008 for Mr. Gorog include payments for unused accrued vacation of $48,077, an automobile allowance of $18,000, a $15,000 contribution for supplemental life and/or disability insurance coverage, $7,500 for financial planning and tax preparation assistance, $1,720 for automobile insurance, $6,730.78 from the Company's 401(k) matching program and $1,533 for term life insurance premiums. The amounts reported for Mr. Duea for fiscal 2008 include payments for unused accrued vacation of $9,630, an automobile allowance of $7,800, a housing allowance of $7,200, $3,092.32 from the Company's 401(k) matching program and $501 for term life insurance premiums. The amounts reported for Ms. Goldberg for fiscal 2008 include payments for unused accrued vacation of $26,461, $197 for term life insurance premiums, $165 in gym reimbursements and $325,054 for the full value of her cash severance payments and rights to continued health and welfare benefits provided by Napster. The amounts reported for Mr. Gangwani for fiscal 2008 include payments for unused accrued vacation of $33,584, an automobile allowance of $6,030 and $417 for term life insurance premiums, $1,045 in gym reimbursements and $200 for concert ticket reimbursement. The amounts reported for Mr. Allen for fiscal 2008 include payments for $353 for term life insurance premiums, $2,907.72 from the Company's 401(k) matching program and $257 in gym reimbursements. The amounts reported for Ms. Colvin for fiscal 2008 include payments for term life insurance premiums of $520 and $3,101.67 from the Company's 401(k) matching program.

(6) Mr. Gorog serves as the Chairman of our Board of Directors, but does not receive any separate compensation for his service on our Board of Directors.

Compensation of Named Officers

The Summary Compensation Table—Fiscal 2008 and 2007 above quantifies the value of the different forms of compensation earned by or awarded to our Named Officers during fiscal 2008 and 2007. The primary elements of each Named Officer's total compensation reported in the table are base salary and compensation related to awards of shares of restricted stock and stock options (although no new stock options were granted during fiscal 2008 and 2007). Named Officers also earned or were paid the other benefits listed in Column (i) of the Summary Compensation Table—Fiscal 2008 and 2007, and Mr. Allen and Ms. Colvin received certain bonus payments that are described in footnote (1) to the Summary Compensation Table—Fiscal 2008 and 2007.

The Summary Compensation Table—Fiscal 2008 and 2007 should be read in conjunction with the tables and narrative descriptions that follow. A description of the material terms of each Named Officer's base salary for fiscal 2008 is provided immediately following this paragraph. The Grants of Plan-Based Awards in Fiscal 2008 table, and the description of the material terms of the shares of restricted stock granted in fiscal 2008 that follows it, provides information regarding the restricted shares awarded to Named Officers during fiscal 2008. The Outstanding Equity Awards at Fiscal 2008 Year-End and Option Exercises and Stock Vested in Fiscal 2008 tables provide further information on the Named Officers' potential realizable value and actual value realized with respect to their equity awards. The discussion of the potential payments due upon a termination of employment or change in control that follows is intended to further explain the payments that are, or may become, payable to our Named Officers in connection with a termination of employment or change in control.

Description of Employment Agreements and Base Salary Amounts

Each of the Named Officers except Ms. Colvin is (or was, in the case of Mr. Gangwani and Ms. Goldberg) employed by Napster pursuant to the terms of an employment agreement. Each such Named Officer's employment agreement generally establishes his or her minimum base salary. For example, Mr. Gorog's employment agreement in effect at the end of fiscal 2008 and his new employment agreement both provide for a base salary of $625,000. Mr. Gorog's base salary may be increased by Napster from time to time in its discretion, but may not be decreased below the base salary amount specified in his employment agreement. The other Named Officers' employment agreements work similarly, as they each generally specify an initial base salary that may be increased in Napster's discretion, but which may not be decreased. Although Ms. Colvin is not currently employed pursuant to an employment agreement, Napster has no intention to reduce her current base salary for as long as she serves as Napster's Interim Chief Financial Officer.

As discussed in more detail in the Compensation Discussion and Analysis, our Compensation Committee reviews each Named Officer's base salary on at least an annual basis to determine whether any increase in base salary is warranted. In making its determination, the Compensation Committee considers the factors discussed above under "Compensation Discussion and Analysis—Current Executive Compensation Program Elements." Each Named Officer's base salary earned for Napster's fiscal 2008 was the amount reported for the officer in the Summary Compensation Table above. Messrs. Gorog, Duea, Allen and Ms. Colvin's base salaries represented 28%, 47%, 40% and 54% of their respective total compensation amounts reported in the Summary Compensation Table.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2008

The following table presents information regarding the shares of restricted stock that were granted to the Named Officers during fiscal 2008 under our 2001 Stock Plan. The material terms of each grant are described below under "Description of Restricted Stock Awards."

Name (a)	Grant Date (b)	Date of Compensation Committee Approval	All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	Grant Date Fair Value of Stock Awards ($) (l)
Wm. Christopher Gorog	5/8/2007		400,000	1,668,000
Bradford D. Duea(1)	5/8/2007		115,000	479,550
	1/1/2008	12/13/2007	7,447	14,671
Christopher Allen	8/6/2007		200,000	580,000
Suzanne M. Colvin(1)	5/8/2007		62,500	260,625
	1/1/2008	12/13/2007	23,480	46,256
Laura B. Goldberg(2)	5/8/2007		165,000	688,050
Nand Gangwani(3)	5/8/2007		115,000	479,550

(1) As noted in footnote 4 to the Summary Compensation Table—Fiscal 2008 and 2007 above, Mr. Duea and Ms. Colvin elected to cancel certain of their outstanding stock options during fiscal 2008 because Napster determined that such stock options could be subject to adverse tax consequences under Section 409A of the Internal Revenue Code. In exchange for agreeing to cancel such options, Mr. Duea and Ms. Colvin were each granted special awards of shares of restricted stock on January 1, 2008. The Compensation Committee approved these grants on December 13, 2007. Mr. Gorog also elected to cancel certain of his outstanding stock options because of Section 409A of the Internal Revenue Code, but he was not eligible for the same exchange opportunity.

(2) The grant was cancelled upon termination, and no shares were vested as of Ms. Goldberg's termination date.

(3) 28,750 shares of Mr. Gangwani's May 8, 2007 restricted stock award were vested as of May 8, 2008 under the terms of his separation and general release agreement, the rest of the grant was cancelled.

Description of Restricted Stock Awards

2008 Equity Incentive Award. During fiscal 2008, each Named Officer was granted a long-term equity incentive award under the 2001 Stock Plan in the form of shares of restricted stock. The shares of restricted stock are actual shares of our common stock that are subject to forfeiture prior to becoming vested. As such, the Named Officers are entitled to exercise voting rights and receive any dividends paid with respect to their shares of restricted stock in the same manner as our other stockholders, but these rights will cease upon any forfeiture of the restricted shares. Shares of restricted stock may generally not be transferred by the Named Officers prior to becoming vested.

Each Named Officer's restricted stock award currently becomes vested in four substantially equal annual installments on the first four anniversaries of the grant date, subject to the Named Officer's continued employment through each vesting date. All or a portion of each Named Officer's restricted stock award may also become vested upon or in connection with a change in control of Napster, or upon certain terminations of the Named Officer's employment without cause or for "good reason". Napster also has the discretion to accelerate the vesting of all or a portion of each Named Officer's restricted stock award in other appropriate circumstances. Any shares of restricted stock that are unvested upon a Named Officer's termination of employment (after giving effect to any vesting occurring in connection with the termination of employment) will be forfeited for no value. Please see the "Potential Payments Upon Termination or Change in Control" section below for a description of the potential vesting of restricted stock awards that may occur in connection with a change in control or certain terminations of employment of the Named Officers who remain employed by Napster. The "Potential Payments Upon Termination or Change in Control" section also describes the restricted stock award vesting that Mr. Gangwani received in connection with his termination of employment.

The Compensation Committee administers the 2001 Stock Plan with respect to the Named Officers' restricted stock awards, and has the ability to interpret and make all required determinations under the plan, subject to plan limits. This authority includes making any required adjustments to the number and kind of securities subject to outstanding restricted stock awards to reflect any impact resulting from various corporate events such as stock splits, stock dividends, combinations or reclassifications, and determining whether restricted shares should become fully vested in connection with a dissolution or liquidation of Napster. For example, if there is an extraordinary stock dividend with respect to our common stock at a time when restricted stock awards are unvested, the shares of stock distributed as part of the dividend will be restricted property that will be subject to the same vesting schedule and terms as the restricted shares to which they relate. Each Named Officer's restricted stock award provides that upon vesting, Napster will generally withhold and reacquire a sufficient number of restricted shares that would otherwise be delivered to the Named Officer in order to satisfy the minimum amount of withholding tax obligations triggered by the vesting event.

Special Awards. In exchange for agreeing to cancel certain of their outstanding stock options that could have been subject to adverse tax consequences under Section 409A of the Internal Revenue Code, Mr. Duea and Ms. Colvin were each granted special restricted stock awards on January 1, 2008. Each of these special restricted stock awards becomes vested on December 31, 2008, subject to the Named Officer's continued employment through such vesting date. These special restricted stock awards otherwise have the same material terms described above for the 2008 long-term equity incentive awards.

OUTSTANDING EQUITY AWARDS AT FISCAL 2008 YEAR-END

The following table presents information regarding the outstanding equity awards held by each Named Officer as of the end of fiscal 2008. Mr. Gangwani and Ms. Goldberg are not included in the table because they did not have any outstanding equity awards as of the end of fiscal 2008.

	Option Awards					Stock Awards	
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (1) (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (2) (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date(3) (f)	Number of Shares or Units of Stock That Have Not Vested (#)(4) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(5) (h)
Wm. Christopher Gorog	487,000	—	—	8.50	4/19/2011	815,715	1,182,787
	200,000	—		15.25	9/24/2011		
	375,000	—		15.25	9/24/2011		
	328,125	46,875		4.13	8/06/2014		
	224,517	—		3.87	8/13/2012		
	93,750	—		7.47	9/18/2013		
Bradford D. Duea	75,000	—	—	8.50	4/19/2011	194,947	282,673
	20,000	—		15.25	9/24/2011		
	50,000	—		7.47	8/15/2013		
	87,500	12,500		4.13	8/06/2014		
	9,375	—		14.09	2/07/2012		
	3,019	—		3.87	8/13/2012		
Christopher Allen	—	—	—	—	—	200,000	290,000
Suzanne M. Colvin	—	—	—	—	—	109,730	159,109

(1) All exercisable options are currently vested.

(2) All unexercisable options are currently unvested. Subject to each Named Officer's continued employment, these options ordinarily become vested over a four-year period, with the first 25% of each option grant becoming vested on the first anniversary of the grant date and 6.25% of each option grant becoming vested at the end of each three-month period after the first anniversary of the grant date. As described in the "Potential Payments Upon Termination or Change in Control" section below, all or a portion of each option grant may vest earlier in connection with a change in control or certain terminations of employment.

(3) The expiration date shown is the normal expiration date and the latest date that options may be exercised. Options may terminate earlier in certain circumstances, such as in connection with a Named Officer's termination of employment or in connection with a change in control.

(4) Each restricted stock award (other than the special restricted stock awards granted to Mr. Duea and Ms. Colvin on January 1, 2008 that are described above) currently becomes vested in four substantially equal annual installments on the first four anniversaries of the grant date, subject to the Named Officer's continued employment through each vesting date. As described in the "Potential Payments Upon Termination or Change in Control" section below, all or a portion of each restricted stock award may vest earlier in connection with a change in control or certain terminations of employment.

(5) The aggregate market value of outstanding restricted stock awards is based on the closing price of Napster's common stock on March 28, 2008, which was the last trading day prior to our fiscal year-end on March 31, 2008.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2008

The following table presents information regarding the vesting during fiscal 2008 of restricted stock awards held by the Named Officers. None of the Named Officers exercised any stock options during fiscal 2008.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($)(1) (e)
Wm. Christopher Gorog	—	—	157,857	619,964
Bradford D. Duea	—	—	27,500	108,025
Christopher Allen	—	—	—	—
Suzanne M. Colvin	—	—	8,750	34,563
Laura B. Goldberg	—	—	38,750	152,313
Nand Gangwani	—	—	83,750	218,838

(1) The dollar amounts shown in Column (e) above are determined by multiplying (i) the number of shares of restricted stock becoming vested by (ii) the per-share closing price of our common stock on the vesting date.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following section describes the benefits that may become payable to the Named Officers who are currently employed by us in connection with certain terminations of their employment with Napster and/or a change in control of Napster. This section also describes the severance benefits provided to Mr. Gangwani and Ms. Goldberg in connection with their terminations of employment during fiscal 2008. All such benefits will be, or were, paid or provided by Napster. For purposes of this section, we have assumed that (i) the price per share of Napster's common stock is equal to the closing price per share on March 31, 2008, or for Mr. Gangwani and Ms. Goldberg, the price on their respective dates of termination of employment, (ii) outstanding stock options and restricted shares are substituted or assumed in connection with a change in control, and (iii) the value of any stock options or shares of restricted stock that may be accelerated is equal to the full value of such awards (i.e., the full in the money "spread" value for stock options and the full closing price per share on the applicable date for restricted stock awards). In the event that outstanding stock options or restricted shares are not substituted or assumed in connection with a change in control, the Named Officers who are currently employed by Napster (and our other employees) would be entitled to full vesting of these awards in advance of such awards being terminated in connection with the change in control. Please see the "Severance and Other Benefits" section of the Compensation Discussion and Analysis for a discussion of how the payments and benefits presented below were determined.

Wm. Christopher Gorog. Mr. Gorog's employment agreement in effect at the end of fiscal 2008 provided for certain benefits to be paid to him if his employment terminated for one of the reasons described below. If Mr. Gorog's employment had terminated during the term of his employment agreement due to his death, his estate would have been entitled to reimbursement of medical and dental benefit expenses under COBRA for 18 months for Mr. Gorog's eligible dependents and to full vesting of all of Mr. Gorog's outstanding stock option and restricted stock awards. Mr. Gorog's stock options would generally have remained exercisable for one-year following his death, subject to earlier termination upon the expiration of the ordinary term of the options, a change in control or similar events. If Mr. Gorog's employment had terminated during the term of his employment agreement due to his disability, he would have been entitled to the same termination benefits payable upon his death, and would also have received the maximum disability benefits that we provide for our other employees.

Bradford D. Duea. Under Mr. Duea's employment agreement, if his employment is terminated by us without cause or by him for "good reason," he will be entitled to receive (i) continued payment of his then current base salary for up to six months and (ii) reimbursement of medical and dental benefit expenses under COBRA for up to six months for himself and his eligible dependents. Mr. Duea would have "good reason" to terminate his employment if he is no longer allowed to work either (i) from home with a home office allowance of at least $600 per month and expenses incurred while traveling reimbursed in accordance with normal business travel processes or (ii) from an office in the Los Angeles area.

Pursuant to the terms of Napster's equity plans applicable to all employees, if a change in control of Napster occurs, 25% of the unvested portion of each of Mr. Duea's outstanding stock option and restricted stock awards will immediately become fully vested. An additional 25% of the unvested portion of each of Mr. Duea's outstanding stock option and restricted stock awards will become fully vested on the first anniversary of the change in control, but only if Mr. Duea remains employed by us on this date. If Mr. Duea's employment is terminated by us without cause before the first anniversary of the change in control, then all of his outstanding stock option and restricted stock awards will become fully vested upon the termination of his employment pursuant to the terms of Napster's equity plans. In addition, under Mr. Duea's employment agreement, the severance period for his continued salary and COBRA benefits will be extended to 12 months if Mr. Duea's employment is terminated by us without cause or by him for "good reason" upon or any time after a change in control of Napster.

The following table lists the estimated amounts that would become payable to Mr. Duea under the circumstances described above assuming that the applicable triggering event occurred on March 31, 2008. For purposes of benefits payable in connection with a change in control, we have assumed that the change in control occurred on March 31, 2008 and that Mr. Duea's employment was terminated by us without cause or by him for "good reason" on the same day.

Type of Payment or Benefit	Estimated Value of Payments Upon Termination Without Cause or for "Good Reason" (no Change in Control) ($)	Estimated Value of Payments Upon Termination Without Cause or for "Good Reason" After Change in Control ($)
Continued Medical and Dental Coverage	8,841	17,682
Stock Option Acceleration(1)	—	—
Restricted Stock Acceleration(1)	—	282,673
Cash Payments (Base Salary)	150,000	300,000
Estimated Total Value of Payments	158,841	600,355

(1) Restricted stock and option acceleration will not occur upon a termination for "good reason".

Christopher Allen. Under Mr. Allen's employment agreement, if his employment is terminated by us without cause or by him for "good reason," he will be entitled to receive (i) continued payment of his then current base salary for six months and (ii) reimbursement of his COBRA premiums for six months. In addition, if Mr. Allen's termination by us without cause or by him for "good reason" occurs within the twelve month period following his hire date, 25% of the restricted stock award granted to him during fiscal 2008 will immediately become fully vested. Mr. Allen would have "good reason" to terminate his employment if his (a) title, status, authority or responsibility is materially reduced, (b) base compensation is reduced or (c) principal place of work is relocated fifty miles or more from the greater Los Angeles area.

Pursuant to the terms of Napster's equity plans applicable to all employees, if a change in control of Napster occurs, 25% of the unvested portion of each of Mr. Allen's outstanding restricted stock awards will immediately become fully vested. An additional 25% of the unvested portion of each of Mr. Allen's outstanding restricted stock awards will become fully vested on the first anniversary of the change in control, but only if Mr. Allen remains employed by us on this date. If Mr. Allen's employment is terminated by us without cause before the first anniversary of the change in control, then all of his outstanding restricted stock awards will become fully vested upon the termination of his employment pursuant to the terms of Napster's equity plans. In addition, under Mr. Allen's employment agreement, the severance period for his continued salary and COBRA benefits will be extended to 12 months if Mr. Allen's employment is terminated by us without cause or by him for "good reason" upon or any time after a change in control of Napster.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2008

The following table presents information regarding the vesting during fiscal 2008 of restricted stock awards held by the Named Officers. None of the Named Officers exercised any stock options during fiscal 2008.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($)(1) (e)
Wm. Christopher Gorog	—	—	157,857	619,964
Bradford D. Duea	—	—	27,500	108,025
Christopher Allen	—	—	—	—
Suzanne M. Colvin	—	—	8,750	34,563
Laura B. Goldberg	—	—	38,750	152,313
Nand Gangwani	—	—	83,750	218,838

(1) The dollar amounts shown in Column (e) above are determined by multiplying (i) the number of shares of restricted stock becoming vested by (ii) the per-share closing price of our common stock on the vesting date.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following section describes the benefits that may become payable to the Named Officers who are currently employed by us in connection with certain terminations of their employment with Napster and/or a change in control of Napster. This section also describes the severance benefits provided to Mr. Gangwani and Ms. Goldberg in connection with their terminations of employment during fiscal 2008. All such benefits will be, or were, paid or provided by Napster. For purposes of this section, we have assumed that (i) the price per share of Napster's common stock is equal to the closing price per share on March 31, 2008, or for Mr. Gangwani and Ms. Goldberg, the price on their respective dates of termination of employment, (ii) outstanding stock options and restricted shares are substituted or assumed in connection with a change in control, and (iii) the value of any stock options or shares of restricted stock that may be accelerated is equal to the full value of such awards (i.e., the full in the money "spread" value for stock options and the full closing price per share on the applicable date for restricted stock awards). In the event that outstanding stock options or restricted shares are not substituted or assumed in connection with a change in control, the Named Officers who are currently employed by Napster (and our other employees) would be entitled to full vesting of these awards in advance of such awards being terminated in connection with the change in control. Please see the "Severance and Other Benefits" section of the Compensation Discussion and Analysis for a discussion of how the payments and benefits presented below were determined.

Wm. Christopher Gorog. Mr. Gorog's employment agreement in effect at the end of fiscal 2008 provided for certain benefits to be paid to him if his employment terminated for one of the reasons described below. If Mr. Gorog's employment had terminated during the term of his employment agreement due to his death, his estate would have been entitled to reimbursement of medical and dental benefit expenses under COBRA for 18 months for Mr. Gorog's eligible dependents and to full vesting of all of Mr. Gorog's outstanding stock option and restricted stock awards. Mr. Gorog's stock options would generally have remained exercisable for one-year following his death, subject to earlier termination upon the expiration of the ordinary term of the options, a change in control or similar events. If Mr. Gorog's employment had terminated during the term of his employment agreement due to his disability, he would have been entitled to the same termination benefits payable upon his death, and would also have received the maximum disability benefits that we provide for our other employees.

If during the term of Mr. Gorog's employment agreement, his employment had been terminated by us without cause or by him for "good reason," he would have been entitled to receive (i) a lump-sum payment within thirty days equal to 165% of his then applicable base salary, (ii) reimbursement of medical and dental benefit expenses under COBRA for 18 months for himself and his eligible dependents and (iii) full vesting of all of his outstanding stock option and restricted stock awards. Mr. Gorog's stock options would generally have remained exercisable for their full ordinary term following such a termination of employment, subject to earlier termination upon a change in control or similar events. Mr. Gorog would have had "good reason" to terminate his employment if he determined in good faith that (a) there had been a material diminution of his duties, title, authority, or responsibilities, (b) he was required to report to anyone other than our Board of Directors, (c) Napster had materially breached his employment agreement, (d) he was required to be based somewhere other than New York, New York or Los Angeles or Santa Clara, California or (e) Napster had terminated his employment in a manner not permitted by his employment agreement.

If a change in control of Napster had occurred during the term of Mr. Gorog's employment agreement, all of Mr. Gorog's outstanding stock option and restricted stock awards would have immediately become fully vested, and Mr. Gorog would have been entitled to enhanced severance if his employment was terminated by us without cause or due to his resignation at any time within twelve months following the change in control. Mr. Gorog's enhanced severance benefits would have been in lieu of the normal severance payments described above, and included (i) a lump-sum payment within thirty days equal to 299% of his then applicable base salary, (ii) a lump-sum annual bonus payment for the year in which his termination of employment occurred equal to his average annual bonus paid during the three preceding years, (iii) reimbursement of medical and dental benefit expenses under COBRA for 18 months for himself and his eligible dependents and (iv) a "gross up" payment to compensate him for any excise taxes imposed under Section 4999 of the Internal Revenue Code. Any stock options becoming vested in connection with a change in control would generally have remained exercisable for two years, subject to earlier termination in connection with the change in control or upon the expiration of the ordinary term of the options or similar events.

If Napster had terminated Mr. Gorog's employment at the end of the initial term of his employment agreement on August 14, 2008 (for reasons other than because Napster and Mr. Gorog were unable to reach agreement on the terms of a new or extended agreement), Mr. Gorog would have been entitled to receive continued payment of a $625,000 base salary for nine months.

The following table lists the estimated amounts that would have become payable to Mr. Gorog under the circumstances described above assuming that the applicable triggering event occurred on March 31, 2008. For purposes of benefits payable in connection with a change in control, we have assumed that the change in control occurred on March 31, 2008 and that Mr. Gorog's employment was terminated by us without cause or due to his resignation on the same day.

Type of Payment or Benefit	Estimated Value of Payments Upon Death ($)	Estimated Value of Payments Upon Disability ($)	Estimated Value of Payments Upon Termination Without Cause or for Good Reason (no Change in Control) ($)	Estimated Value of Payments Upon Resignation or Termination Without Cause After Change in Control ($)	Estimated Value of Payments Upon Non-Renewal of Agreement ($)
Continued Medical and Dental Coverage	26,523	26,523	26,523	26,523	—
Stock Option Acceleration	—	—	—	—	—
Restricted Stock Acceleration	1,182,787	1,182,787	1,182,787	1,182,787	—
Cash Payments (Base Salary)(1)	—	—	1,031,250	1,868,750	468,750
Excise Tax "Gross Up"	—	—	—	—	—
Estimated Total Value of Payments	1,209,310	1,209,310	2,240,560	3,078,060	468,750

(1) In the event of a qualifying termination of Mr. Gorog's employment following a change in control, Mr. Gorog would not have been entitled to any severance payment in respect of his annual bonus because he has not received an annual bonus payment during our last three fiscal years.

Mr. Gorog's new employment agreement generally provides for the same severance benefits described above if his employment is terminated due to his death, disability or following the occurrence of a change in control. However, the new employment agreement provides for the severance benefits described below if Mr. Gorog's employment is terminated by us without cause or by him for "good reason" during the term of the new employment agreement and prior to the occurrence of a change in control.

- Except as provided below, if Mr. Gorog's employment with Napster is terminated by us without cause or by Mr. Gorog for "good reason" on or before August 14, 2008, then Mr. Gorog will be entitled to receive (i) a lump-sum payment within thirty days equal to 165% of his then applicable base salary, (ii) reimbursement of medical and dental benefit expenses under COBRA for 18 months for himself and his eligible dependents and (iii) full vesting of all of his outstanding stock option and restricted stock awards. Mr. Gorog's stock options will generally remain exercisable for their full ordinary term following such a termination of employment, subject to earlier termination upon a change in control or similar events.
- If, on or before August 14, 2008, Mr. Gorog's employment with Napster is terminated by us without cause or by Mr. Gorog for "good reason" and the Board of Directors determines in its sole discretion that Napster is not actively involved in discussions for a transaction, that if consummated, would result in a change in control, then Mr. Gorog will be entitled to receive (i) a lump-sum payment within thirty days equal to nine months of his then applicable base salary, plus, if the termination date is prior to August 14, 2008, the salary that would have been payable to Mr. Gorog if the termination had occurred on August 14, 2008, (ii) reimbursement of medical and dental benefit expenses under COBRA for 18 months for himself and his eligible dependents, and (iii) immediate accelerated vesting of Mr. Gorog's unvested stock options and restricted stock awards that were scheduled to vest within the twelve months following the date of his termination of employment. Mr. Gorog will also be entitled to this level of severance benefits if, on or after August 15, 2008, Mr. Gorog's employment with Napster is terminated by us without cause or by Mr. Gorog for "good reason".
- If, however, Mr. Gorog's employment is terminated by Napster without cause, and a change in control occurs within six months after Mr. Gorog's termination of employment, then Mr. Gorog will be entitled to the difference between the severance benefit that he received (as described above) and his change in control severance benefits.

Bradford D. Duea. Under Mr. Duea's employment agreement, if his employment is terminated by us without cause or by him for "good reason," he will be entitled to receive (i) continued payment of his then current base salary for up to six months and (ii) reimbursement of medical and dental benefit expenses under COBRA for up to six months for himself and his eligible dependents. Mr. Duea would have "good reason" to terminate his employment if he is no longer allowed to work either (i) from home with a home office allowance of at least $600 per month and expenses incurred while traveling reimbursed in accordance with normal business travel processes or (ii) from an office in the Los Angeles area.

Pursuant to the terms of Napster's equity plans applicable to all employees, if a change in control of Napster occurs, 25% of the unvested portion of each of Mr. Duea's outstanding stock option and restricted stock awards will immediately become fully vested. An additional 25% of the unvested portion of each of Mr. Duea's outstanding stock option and restricted stock awards will become fully vested on the first anniversary of the change in control, but only if Mr. Duea remains employed by us on this date. If Mr. Duea's employment is terminated by us without cause before the first anniversary of the change in control, then all of his outstanding stock option and restricted stock awards will become fully vested upon the termination of his employment pursuant to the terms of Napster's equity plans. In addition, under Mr. Duea's employment agreement, the severance period for his continued salary and COBRA benefits will be extended to 12 months if Mr. Duea's employment is terminated by us without cause or by him for "good reason" upon or any time after a change in control of Napster.

The following table lists the estimated amounts that would become payable to Mr. Duea under the circumstances described above assuming that the applicable triggering event occurred on March 31, 2008. For purposes of benefits payable in connection with a change in control, we have assumed that the change in control occurred on March 31, 2008 and that Mr. Duea's employment was terminated by us without cause or by him for "good reason" on the same day.

Type of Payment or Benefit	Estimated Value of Payments Upon Termination Without Cause or for "Good Reason" (no Change in Control) ($)	Estimated Value of Payments Upon Termination Without Cause or for "Good Reason" After Change in Control ($)
Continued Medical and Dental Coverage	8,841	17,682
Stock Option Acceleration(1)	—	—
Restricted Stock Acceleration(1)	—	282,673
Cash Payments (Base Salary)	150,000	300,000
Estimated Total Value of Payments	158,841	600,355

(1) Restricted stock and option acceleration will not occur upon a termination for "good reason".

Christopher Allen. Under Mr. Allen's employment agreement, if his employment is terminated by us without cause or by him for "good reason," he will be entitled to receive (i) continued payment of his then current base salary for six months and (ii) reimbursement of his COBRA premiums for six months. In addition, if Mr. Allen's termination by us without cause or by him for "good reason" occurs within the twelve month period following his hire date, 25% of the restricted stock award granted to him during fiscal 2008 will immediately become fully vested. Mr. Allen would have "good reason" to terminate his employment if his (a) title, status, authority or responsibility is materially reduced, (b) base compensation is reduced or (c) principal place of work is relocated fifty miles or more from the greater Los Angeles area.

Pursuant to the terms of Napster's equity plans applicable to all employees, if a change in control of Napster occurs, 25% of the unvested portion of each of Mr. Allen's outstanding restricted stock awards will immediately become fully vested. An additional 25% of the unvested portion of each of Mr. Allen's outstanding restricted stock awards will become fully vested on the first anniversary of the change in control, but only if Mr. Allen remains employed by us on this date. If Mr. Allen's employment is terminated by us without cause before the first anniversary of the change in control, then all of his outstanding restricted stock awards will become fully vested upon the termination of his employment pursuant to the terms of Napster's equity plans. In addition, under Mr. Allen's employment agreement, the severance period for his continued salary and COBRA benefits will be extended to 12 months if Mr. Allen's employment is terminated by us without cause or by him for "good reason" upon or any time after a change in control of Napster.

The following table lists the estimated amounts that would become payable to Mr. Allen under the circumstances described above assuming that the applicable triggering event occurred on March 31, 2008. For purposes of benefits payable in connection with a change in control, we have assumed that the change in control occurred on March 31, 2008 and that Mr. Allen's employment was terminated by us without cause or by him for "good reason" on the same day.

Type of Payment or Benefit	Estimated Value of Payments Upon Termination Without Cause or for "Good Reason" (no Change in Control) ($)	Estimated Value of Payments Upon Termination Without Cause or for "Good Reason" After Change in Control ($)
Continued Medical and Dental Coverage	2,491	4,982
Restricted Stock Acceleration(1)	72,500	290,000
Cash Payments (Base Salary)	157,500	315,000
Estimated Total Value of Payments	232,491	609,982

(1) Only 25% of Mr. Allen's restricted stock award will vest upon a termination for "good reason" after a change in control.

Suzanne M. Colvin. Pursuant to the terms of Napster's equity plans applicable to all employees, if a change in control of Napster occurs, 25% of the unvested portion of each of Ms. Colvin's outstanding restricted stock awards will immediately become fully vested. An additional 25% of the unvested portion of each of Ms. Colvin's outstanding restricted stock awards will become fully vested on the first anniversary of the change in control, but only if Ms. Colvin remains employed by us on this date. If Ms. Colvin's employment is terminated by us without cause before the first anniversary of the change in control, then all of her outstanding restricted stock awards will become fully vested upon the termination of her employment pursuant to the terms of Napster's equity plans.

The following table lists the estimated amounts that would become payable to Ms. Colvin under the circumstances described above assuming that the applicable triggering event occurred on March 31, 2008. For purposes of benefits payable in connection with a change in control, we have assumed that the change in control occurred on March 31, 2008 and that Ms. Colvin's employment was terminated by us without cause on the same day.

Type of Payment or Benefit	Estimated Value of Payments Upon Termination Without Cause (no Change in Control) ($)	Estimated Value of Payments Upon Termination Without Cause After Change in Control ($)
Restricted Stock Acceleration	—	159,109
Estimated Total Value of Payments	—	159,109

Ms. Colvin entered into a severance agreement with Napster on July 2, 2008 that provides certain severance protections for Ms. Colvin. The terms of the severance agreement are summarized above under "Compensation Discussion and Analysis—Subsequent Events."

Nand Gangwani. We entered into an employment separation and general release agreement with Mr. Gangwani in connection with his departure from Napster in December 2007. Pursuant to this agreement, Mr. Gangwani became entitled to accelerated vesting in 56,250 of the shares subject to his outstanding restricted stock awards, while the remaining unvested shares subject to his outstanding restricted stock awards were forfeited in connection with his termination of employment. The value of the restricted shares that were accelerated was equal to $110,813. The employment separation and general release agreement required Mr. Gangwani to execute a general release in favor of Napster. The agreement also required Mr. Gangwani to agree to a one year non-solicitation restriction covering our employees and customers, an indefinite restriction on the disclosure of confidential information as well as certain other restrictions.

Laura B. Goldberg. In connection with Ms. Goldberg's departure from Napster in August 2007, she became entitled to severance benefits pursuant to the terms of her employment agreement. The severance benefits included (i) a lump-sum payment equal to twelve months of her then current base salary ($300,000) and (ii) continued eligibility to participate in Napster's health and welfare plans for twelve months (approximate value of $25,054). The total value of Ms. Goldberg's severance benefits was $325,054.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Director and Officer Indemnification

We have entered into indemnification agreements with each of our executive officers and directors that contain provisions that may require us, among other things:

(i) to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities that arise from willful misconduct of a culpable nature);

(ii) to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified; and

(iii) to obtain directors' and officers' insurance if available on reasonable terms.

We maintain an insurance policy covering our officers and directors under which the insurer has agreed to pay the amount of any claim made against our officers or directors that such officers or directors may otherwise be required to pay or for which we are required to indemnify such officers and directors, subject to certain exclusions and conditions. The policy has a coverage limit of $40,000,000.

RELATED PERSON TRANSACTION POLICY

Our policies and procedures for the review, approval or ratification of related person transactions required to be disclosed pursuant to Item 404 of SEC Regulation S-K are as follows: (i) pursuant to the Audit Committee Charter, the Audit Committee reviews and approves all such related person transactions and (ii) pursuant to the Company's Governance Guidelines for its Board of Directors, a majority of disinterested members of the full Board reviews and approves certain related person transactions involving board members.

PROPOSAL 2
RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected PwC as our independent registered public accounting firm for fiscal 2009. PwC has audited our financial statements since 2001. It is expected that representatives of PwC will be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to questions.

Stockholder ratification of the selection of PwC as our independent registered public accounting firm is not required by our amended and restated bylaws or otherwise. However, our Board of Directors is submitting the selection of PwC to the stockholders for ratification as a matter of good corporate practice. Shares represented by executed proxies will be voted, if specific instructions are not otherwise given, FOR the ratification of PwC as our independent registered public accounting firm. If the stockholders fail to ratify the selection, our Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, our Audit Committee in its discretion may appoint a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

Required Vote

The affirmative vote of holders of a majority of the shares of common stock present, in person or represented by proxy, and entitled to vote on the proposal is required to ratify the selection of PwC as our independent registered public accounting firm for the fiscal year ending March 31, 2009.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 2. Proxies received by the Company will be voted FOR this proposal unless the stockholder otherwise specifies in the proxy.

Independent Registered Public Accounting Firm Fees

During the fiscal years ended March 31, 2008 and 2007, PwC provided various audit, audit-related, tax and other services to Napster as follows:

	2008	2007
Audit fees(1)	$846,000	$933,540
Audit-related fees(2)	1,500	22,581
Tax fees(3)	—	7,220
All other fees	—	—
Total	$847,500	$963,341

(1) **Audit Fees.** This category includes the audit of the Company's annual financial statements and the audit of internal controls and the related management assessment of internal controls, quarterly review of financial statements included in the Company's 10-Q and audit services provided in connection with other statutory and regulatory filings.

(2) **Audit-Related Fees.** This category includes fees related to services for the audit of the Company's financial statements for both years. The amount for fiscal 2007 also includes services performed in connection with the liquidation of certain of the Company's European subsidiaries.

(3) **Tax Fees.** This category consists of fees billed for tax-related services, including compliance, planning, tax advice, and preparation of tax returns in certain overseas jurisdictions.

All of the audit fees, audit-related fees and tax fees, and all other fees described above, were pre-approved by the Audit Committee. The Audit Committee has delegated to Mr. Kaczorowski, the Chairman of our Audit Committee, the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees on behalf of the Audit Committee in accordance with Section 10A of the Securities Exchange Act of 1934.

The Audit Committee considered whether the provision of audit-related services, tax services, financial information systems design and implementation services and other non-audit services is compatible with PwC's independence.

PROPOSAL 3
BOARD PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION TO ELIMINATE THE CLASSIFIED BOARD PROVISION

Our Board of Directors is currently divided into three classes. Each director is elected to serve for a three-year term and until his or her successor is duly elected and qualified or until his or her death, resignation or removal. The terms of Rick J. Boyko, Phil Holthouse and Robert Rodin expire at the Annual Meeting, the terms of Joe Kaczorowski and Brian C. Mulligan expire at our 2009 annual meeting of stockholders and the terms of Ross Levinsohn, Chris Gorog and Vernon E. Altman expire at our 2010 annual meeting of stockholders.

A non-binding stockholder proposal requesting that our Board of Directors take the necessary steps to declassify the Board of Directors was included in the Company's proxy statement for its 2007 annual meeting of stockholders, and holders of a majority of the shares of our common stock present at the meeting and entitled to vote on the proposal voted in favor of the proposal.

In light of stockholder sentiment at the 2007 annual meeting of stockholders and corporate governance trends, our Board of Directors met following the 2007 annual meeting of stockholders to consider the merits of eliminating the Company's classified board structure. While our Board of Directors believes that the classified Board structure has promoted continuity and stability, encouraged a long-term perspective on the part of directors and enhanced the independence of our non-employee directors, it recognizes the view among a growing number of investors that classified boards reduce director accountability. Accordingly, after careful analysis, our Board of Directors has unanimously adopted a resolution approving an amendment to Paragraph B of Article VII of our certificate of incorporation, which will provide for the annual election of all directors. Our Board has further declared that such amendment is advisable and in the best interests of the Company and our stockholders and is recommending that our stockholders approve the amendment. The full text of the proposed amendment to the Company's certificate of incorporation is set forth in Appendix B.

If the proposed amendment to our certificate of incorporation is approved, declassification of our Board of Directors will be phased in as follows:

- Current directors, including those elected to a three-year term at the Annual Meeting, will continue to serve the remainder of their elected terms; and
- Starting with the 2009 annual meeting of stockholders, directors will be elected annually so that by our 2011 annual meeting of stockholders, all directors will be elected annually.

If stockholders vote to approve this proposal, it will become effective upon the filing of a Certificate of Amendment with the Secretary of State of the State of Delaware, which the Company intends to file promptly following stockholder approval at the Annual Meeting.

Required Vote

The affirmative vote of holders of at least 80% of the Company's outstanding shares of common stock entitled to vote generally in the election of directors, whether or not present or represented at the Annual Meeting, is required to approve the amendment to the certificate of incorporation to eliminate the classified Board provision.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE BOARD PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION TO ELIMINATE THE CLASSIFIED BOARD PROVISION. Proxies received by the Company will be voted FOR this proposal unless the stockholder otherwise specifies in the proxy.

PROPOSAL 4
STOCKHOLDER PROPOSAL

Kavan Singh and Dalip Singh, who represent that they jointly and beneficially own 9,179 shares of the Company's common stock, have given notice of their intention to present a proposal at the Annual Meeting. The proposal and the proponents' supporting statement appear below in italics.

Our Board of Directors strongly opposes adoption of the proposal and asks stockholders to review the Board's response, which follows the proposal and the proponents' supporting statement.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THE STOCKHOLDER PROPOSAL.

STOCKHOLDER PROPOSAL

RESOLVED: That the shareholders of Napster, Inc. request the Board of Directors to redeem the shareholder rights previously issued under the Preferred Stock Rights Agreement, also known as a "shareholder rights plan," and not to adopt, extend or renew any shareholder rights plan unless such adoption, extension or renewal has been approved by the affirmative vote of the holders of a majority of shares present and voting on the matter.

SUPPORTING STATEMENT

Napster's so-called "shareholder rights plan," commonly known as a "poison pill," was adopted in June 2001 without shareholder approval by the Board of Directors of Roxio, Inc., a predecessor company whose business was substantially sold prior to the transformation of the Company into its current form as a digital music service. This plan is currently set to expire in June 2011.

In our view, poison pills may be considered particularly unappealing to shareholders when combined with three other aspects of the Company's Certificate of Incorporation and Bylaws, specifically: 1) that the Company's Bylaws and Certificate of Incorporation require a nearly insurmountable 80% affirmative vote to declassify the board of directors, 2) that no provision exists in the Company's Bylaws requiring management to solicit proxies on behalf of challengers to the incumbent board, i.e., any challenge to an incumbent director requires the unlikely acquiescence of the incumbent board if such challenge were to be communicated to shareholders by inclusion in the Company's proxy statement, and 3) that the Company's Certificate of Incorporation effectively allows the Board of Directors to change the number of directors on the board at any time for any reason without shareholder approval. Combined, these four factors make it extremely difficult for shareholders to have significant influence over matters that should rightly accede to shareholder oversight.

We believe shareholders of the company require and deserve more owner oversight, not less. Together, the four factors noted above create an environment in which management accountability and performance can be insulated from shareholder oversight. We urge the Board to eliminate one of these three factors, specifically, the Preferred Stock Rights Agreement, also known as the "stockholder rights plan" or "poison pill."

WE URGE SHAREHOLDERS TO APPROVE THIS PROPOSAL.

This resolution is supported by Perry H. Rod and Thomas Sailors, who beneficially own 73,000 and 375,000 shares of Napster, Inc. common stock, respectively, as of the date of the proposal's submission, and who also helped contribute to the drafting of this proposal.

BOARD OF DIRECTORS' STATEMENT AND RECOMMENDATION AGAINST STOCKHOLDER PROPOSAL

Our Board of Directors opposes this proposal because it believes that the Company's Preferred Stock Rights Agreement (the "Rights Plan") assists the Board in protecting and enhancing stockholder value.

Our Board of Directors adopted the Rights Plan in order to protect the Company and its stockholders in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics, such as partial or two-tier tender offers that do not treat all stockholders equally, to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares. The Board approved the Rights Plan in order to deter such tactics.

The Rights Plan also serves to enhance stockholder value in the event of a takeover attempt. While the Rights Plan is designed to deter coercive, unsolicited takeover attempts, it is not intended to prevent a takeover of the Company on terms determined to be fair to all stockholders or to deter a prospective acquirer who is willing to negotiate in good faith with the Board. Directors have a fiduciary duty to act in the best interests of stockholders. Our Board is comprised, with one exception, entirely of independent directors. Because the Board has the power to redeem the rights issued under the Rights Plan, the Rights Plan will encourage the potential acquirer to negotiate directly with our Board of Directors in order to avoid triggering issuance of the rights. This will provide the Board with the time and leverage to evaluate the proposed takeover offer and to consider other appropriate alternatives that would be most likely to maximize value for the Company's stockholders, including seeking a price and transaction structure that the Board determines to be fair and in the best interests of the Company's stockholders.

Finally, the Board of Directors believes that adoption of and any decision to redeem the Rights Plan is the responsibility of the Board of Directors. Neither the Delaware General Corporation Law nor the rules of the Nasdaq Stock Market require stockholder approval to adopt or continue a rights plan. A stockholder decision to redeem the Rights Plan now could make the Company's stockholders vulnerable to an unsolicited takeover attempt on abusive and unfair terms and could adversely impact the Board's ability to negotiate a superior offer. The Board believes that any decision to redeem the Rights Plan should be made by the Board in the context of a specific acquisition proposal.

Required Vote

The affirmative vote of holders of a majority of the shares of common stock present, in person or represented by proxy, and entitled to vote on the proposal is required to approve this proposal.

FOR THE REASONS OUTLINED ABOVE, THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST THE STOCKHOLDER PROPOSAL. Proxies received by the Company will be voted AGAINST this proposal unless the stockholder otherwise specifies in the proxy.

OTHER MATTERS

The Company has received a notice from Perry H. Rod that he intends to nominate himself and two other stockholders for election to the Board of Directors at the Annual Meeting. The Company has also received notices from Perry Rod and Thomas Sailors of their intent to submit three proposals for consideration at the Annual Meeting, as follows:

- Perry Rod and Thomas Sailors notified the Company of their intent to present a resolution at the Annual Meeting to amend the Company's bylaws to require majority, rather than plurality, voting to elect directors.
- Perry Rod and Thomas Sailors also notified the Company of their intent to present a resolution at the Annual Meeting urging the Board of Directors to adopt a policy under which stockholders could vote at each annual meeting on an advisory resolution, to be proposed by the Company's management, to ratify the compensation of each of the Company's named executive officers.
- Thomas Sailors notified the Company of his intent to sponsor a resolution at the Annual Meeting requesting that the Board of Directors establish a policy whereby, whenever possible, the roles of Chairman of the Board and Chief Executive Officer be separated.

In his notice to the Company, Mr. Rod indicated that he plans to solicit proxies in support of each of the above proposals. However, neither Mr. Rod nor Mr. Sailors provided the Company with a written statement, within the time-frame determined under Rule 14a-4(c)(1) under the Securities Exchange Act of 1934, that he intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the Company's voting shares required under applicable law to carry each of the proposals. Accordingly, if these proposals are properly presented at the Annual Meeting, then in accordance with Rule 14a-4(c)(2) under the Securities Exchange Act of 1934, the persons named in the proxy will have the discretion to vote on these proposals for you and will exercise their discretion to vote **AGAINST** each of these proposals.

The Board of Directors has not endorsed the stockholder director nominations or any of the other three proposals. As a result, we urge stockholders NOT to sign or return any proxy card that you receive from these stockholders.

Except as described in this Proxy Statement, our Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, the proxies will be voted in accordance with the best judgment of the person or persons voting such proxies.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

By order of the Board of Directors

Aileen Atkins
Secretary

Los Angeles, California,
July 29, 2008

ALL STOCKHOLDERS ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED WHITE PROXY PROMPTLY.

APPENDIX A

INFORMATION CONCERNING PARTICIPANTS IN THE COMPANY'S SOLICITATION OF PROXIES

The following tables ("Directors and Nominees" and "Officers and Employees") set forth the name, principal business address and the present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which their employment is carried on, of our directors, nominees, officers and employees who, under the rules of the Securities and Exchange Commission, are considered to be "participants" in our solicitation of proxies from our stockholders in connection with the Annual Meeting.

Directors and Nominees

The principal occupations of our directors and nominees who are considered "participants" in our solicitation are set forth under the section above titled "Proposal No. 1: Election of Directors" of the Proxy Statement. The name and business address of the organization of employment of our directors and nominees are as follows:

Name	Business Address
Vernon E. Altman	Bain & Company, 1901 Avenue of the Stars, Suite 200, Los Angeles, CA 90067
Richard J. Boyko	VCU AdCenter, 1313 East Main Street, Suite 103, Richmond, VA 23219
Wm. Christopher Gorog	Napster, Inc., 9044 Melrose Avenue, Los Angeles, CA 90069
Philip J. Holthouse	Holthouse, Carlin & Van Trigt LLP, 1601 Cloverfield Blvd., Suite 300 S., Santa Monica, CA 90404
Joseph C. Kaczorowksi	Grosvenor Park, 1310 Montana Avenue, 2nd Flr., Santa Monica, CA 90403
Ross Levinsohn	Velocity Interactive Group, 305 Lytton Avenue, Palo Alto, CA 94301
Brian C. Mulligan	1100 Glendon Avenue, Suite 2100, Los Angeles, CA 90024
Robert Rodin	RDN Group, 1390 Inverness Drive, Pasadena, CA 91103

Officers and Employees

The principal occupations of our executive officers and employees who are considered "participants" in our solicitation of proxies are set forth below. The principal occupation refers to such person's position with our Company, and the business address for each person is Napster, Inc., 9044 Melrose Ave., Los Angeles, California 90069.

Name	Principal Occupation
Wm. Christopher Gorog	Chairman and Chief Executive Officer
Bradford D. Duea	President
Christopher Allen	Chief Operating Officer
Suzanne M. Colvin	VP, Finance and Interim Chief Financial Officer
Aileen Atkins	Senior VP and General Counsel

Information Regarding Ownership of the Company's Securities by Participants

The shares of our common stock beneficially owned or held of record as of June 30, 2008 by the persons listed above under "Directors and Nominees" and "Officers and Employees," other than Aileen Atkins, are set forth in the section entitled "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement. As of June 30, 2008, Ms. Atkins beneficially owned 364,495 shares of our common stock, including 75,000 shares issuable upon the exercise of stock options that will vest within 60 days of June 30, 2008.

Information Regarding Transactions in the Company's Securities by Participants

The following table sets forth all transactions that may be deemed purchases and sales of shares of our common stock by the individuals who are considered "participants" between June 30, 2006 and June 30, 2008. Except as described in the Proxy Statement, shares of our common stock owned of record by each participant are also beneficially owned by such participant. Unless otherwise indicated, all transactions were in the public market or pursuant to the Company's equity compensation plans and none of the purchase price or market value of those shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Name	Date	Number of Shares (#)	Transaction Type
Vernon E. Altman	01/01/2007	3,125	(1)
	01/01/2008	3,125	(1)
Richard J. Boyko	01/01/2007	3,125	(1)
	01/01/2008	3,125	(1)
Wm. Christopher Gorog	08/15/2006	750	(3)
	02/14/2007	750	(3)
	04/26/2007	(32,450)	(4)
	05/08/2007	400,000	(1)
	05/31/2007	(18,774)	(4)
	08/15/2007	750	(3)
	02/15/2008	750	(3)
	04/26/2008	(32,450)	(4)
	05/08/2008	(32,450)	(4)
	05/12/2008	400,000	(1)
	05/31/2008	(18,744)	(4)
Philip J. Holthouse	01/01/2007	3,125	(1)
	01/01/2008	3,125	(1)
Joseph C. Kaczorowksi	01/01/2007	3,750	(1)
	01/11/2007	7,500	(1)
	01/01/2008	3,750	(1)
Ross Levinsohn	02/06/2007	12,500	(1)
	01/01/2008	3,125	(1)
Brian C. Mulligan	01/01/2007	3,750	(1)
	01/11/2007	7,500	(1)
	01/01/2008	3,750	(1)
Robert Rodin	01/01/2007	3,750	(1)
	01/11/2007	7,500	(1)
	01/01/2008	3,750	(1)
Bradford D. Duea	08/15/2006	750	(3)
	02/14/2007	750	(3)
	04/26/2007	(5,678)	(4)
	05/08/2007	115,000	(1)
	05/31/2007	(3,244)	(4)

Name	Date	Number of Shares (#)	Transaction Type
	08/15/2007	750	(3)
	01/01/2008	7,447	(1)
	02/14/2008	750	(3)
	04/26/2008	(5,678)	(4)
	05/08/2008	(9,329)	(4)
	05/12/2008	150,000	(1)
	05/31/2008	(3,245)	(4)
Christopher Allen	08/06/2007	200,000	(1)
	05/12/2008	250,000	(1)
Suzanne M. Colvin	08/14/2006	431	(3)
	02/14/2007	750	(3)
	04/26/2007	(2,402)	(4)
	05/08/2007	62,500	(1)
	05/31/2007	(811)	(4)
	08/14/2007	750	(3)
	01/01/2008	23,480	(1)
	02/14/2008	750	(3)
	04/26/2008	(2,028)	(4)
	05/08/2008	(5,070)	(4)
	05/12/2008	150,000	(1)
	05/31/2008	(811)	(4)
Aileen Atkins	04/26/2007	(3,351)	(4)
	05/08/2007	115,000	(1)
	05/31/2007	(2,700)	(4)
	04/26/2008	(3,701)	(4)
	05/08/2008	(10,348)	(4)
	05/12/2008	150,000	(1)
	05/13/2008	(15,031)	(2)
	05/31/2008	(2,706)	(4)

(1) Acquired—Restricted Stock Award

(2) Disposed—Same-day sale

(3) Acquired—Purchase of common stock through employee stock purchase plan

(4) Disposed—Shares withheld to satisfy tax withholding obligations in connection with the vesting of restricted stock award

Miscellaneous Information Regarding Participants

Except as described in this Appendix A or the Proxy Statement, none of the participants (i) beneficially owns (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, any shares or other securities of the Company or any of our subsidiaries, (ii) has purchased or sold any of such securities within the past two years or (iii) is, or within the past year was, a party to any contract, arrangement or understanding with any person with respect to any such securities. Except as disclosed in this Appendix A or the Proxy Statement, none of the participants' associates beneficially owns, directly or indirectly, any of the Company's securities. Other than as disclosed in this Appendix A or the Proxy Statement, neither we nor any of the participants has any substantial interests, direct or indirect, by security holding or otherwise, in any matter to be acted upon at the Annual Meeting or is or has been within the past year a party to any contract, arrangement or understanding with any person with respect to any of our securities, including, but not limited to, joint ventures, loan or option agreements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies. Except as described in the Proxy Statement, none of us, the participants or any of their associates has had or will have a direct or indirect material interest in any transaction or series of transactions since the beginning of our last fiscal year or any currently proposed transactions, or series of similar transactions, to which we or any of our subsidiaries was or is to be a party in which the amount involved exceeds $120,000.

Other than as set forth in this Appendix A or the Proxy Statement, none of us, any of the participants or any of their associates has any arrangements or understandings with any person with respect to any future employment by us or our affiliates or with respect to any future transactions to which we or any of our affiliates will or may be a party.

TEXT OF PROPOSED AMENDMENT TO CERTIFICATE OF INCORPORATION TO DECLASSIFY THE BOARD OF DIRECTORS
(Amendment to Paragraph B of Article VII)

ARTICLE VII

B. ~~The Directors, other than those who may be elected by the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2001, another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2002, and another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2003. At each succeeding annual meeting of stockholders, directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.~~

Paragraph B of Article VII of the Certificate of Incorporation of Napster, Inc. is hereby deleted in its entirety and the following is substituted in lieu thereof:

Except as may otherwise be provided in the terms of any class or series of stock having a preference over the Common Stock, (1) at the annual meeting of stockholders of the Corporation held in 2009, directors elected to succeed the class of directors whose terms expire at the annual meeting of stockholders in 2009 shall be elected for a term of office to expire at the next annual meeting of stockholders after their election, (2) at the annual meeting of stockholders of the Corporation held in 2010, directors elected to succeed the class of directors whose terms expire at the annual meeting of stockholders in 2010 shall be elected for a term of office to expire at the next annual meeting of stockholders after their election, and (3) beginning with the annual meeting of stockholders in 2011, all directors shall be elected for a term of office to expire at the next annual meeting of stockholders after their election.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

**For the fiscal year ended
March 31, 2008**

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-32373

Napster, Inc.
(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation)**	**77-0551214** **(I.R.S. Employer Identification Number)**

**9044 Melrose Ave.
Los Angeles, CA 90069**
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (310) 281-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value	The NASDAQ Stock Market LLC (Nasdaq Global Market)
Rights to Purchase Series A Participating Preferred Stock, $0.001 par value	The NASDAQ Stock Market LLC (Nasdaq Global Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of September 28, 2007, the aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant was approximately $145 million. For this computation, Napster has excluded the market value of all common stock beneficially owned by all executive officers and directors of Napster as a group. As of May 31, 2008, the number of outstanding shares of common stock of the registrant was approximately 47,800,000.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our definitive proxy statement for the 2008 annual meeting of stockholders, expected to be held on September 18, 2008, have been incorporated by reference into Part III of this annual report.

NAPSTER, INC.

INDEX TO ANNUAL REPORT ON FORM 10-K

FOR THE FISCAL YEAR ENDED MARCH 31, 2008

INTRODUCTION AND NOTE ON FORWARD LOOKING STATEMENTS

We are a Delaware corporation, and our principal executive offices are located at 9044 Melrose Avenue, Los Angeles, California 90069.

Forward-Looking Statements

In addition to current and historical information, this Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future operations, prospects, potential products, services, developments and business strategies. These statements can, in some cases, be identified by the use of terms such as "may," "will," "should," "could," "would," "intend," "expect," "plan," "anticipate," "believe," "estimate," "predict," "project," "potential," or "continue" or the negative of such terms or other comparable terminology. This Report includes, among others, forward-looking statements regarding:

- growth in broadband Internet connectivity and consumer adoption of portable electronic devices driving growth in the online music industry and improving consumers' access to digital media;
- our belief that the new open DRM-free standard should increase consumer interest in paid online music;
- our ability to successfully enter into additional strategic partnerships;
- our ability to control our subscriber cost and customer turnover;
- our ability to build the Napster brand;
- our competitive advantages;
- our ability to continue to innovate by investing in new services and technologies;
- our expectations regarding our future financial results, including with respect to service revenues, gross margins, research and development expenditures, sales and marketing expense and general and administrative expenses;
- our expectations that our existing cash resources will be sufficient to fund our operations for at least the next twelve months; and
- our expectations that we will incur net losses for at least the next twelve months and may continue to experience net losses thereafter.

These statements involve certain known and unknown risks, and uncertainties that could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, those listed in Part I Item 1A, "Risk Factors" of this Annual Report on Form 10-K. We do not intend, and undertake no obligation, to update any of our forward-looking statements after the date of this Report to reflect actual results or future events or circumstances.

The name "Napster", our tagline, Napster.com, Napster Light, Napster To Go and Napster Mobile are trademarks of Napster, Inc. or its subsidiaries in the United States and/or other countries. Other trademarks and tradenames appearing in this Report are the property of their respective holders.

PART I

ITEM 1. BUSINESS

Napster, a pioneer in digital music, offers interactive music services that enable fans to sample, listen to, subscribe to and purchase from one of the world's largest and most diverse online music catalogs utilizing secure and legal platforms anytime, anywhere. Napster users have access to songs from all major labels and thousands of independent labels, and have many ways to discover, share, acquire and enjoy new music and old favorites.

Subscribers to the Napster service receive unlimited access to our more than 6 million song catalog. Subscribers can either stream or download music with high quality sound and enjoy their music in an advertising-free environment. In addition, subscribers can access many features including radio, Billboard charts and community features, and are able to enjoy their music on a variety of media including personal computers, CDs, MP3 players, music-enabled cellular phones and digital media devices for the living room. All Napster users, whether subscribers or not, may listen to free music clips and may purchase full length music downloads.

Napster is headquartered in Los Angeles, and Napster services are currently available in the Americas, Japan and Europe.

Until December 17, 2004, Napster was known as "Roxio, Inc.", and we operated our business in two divisions, the consumer software division ("CSD") and the online music distribution division, also known as the Napster division.

On December 17, 2004, we completed the sale of substantially all of the assets and liabilities of CSD to Sonic Solutions, a California corporation ("Sonic"), including all of the capital stock of certain international subsidiaries. Since the sale of CSD, we have focused exclusively on our online music distribution business under the Napster brand and, since January 3, 2005, have been traded on the Nasdaq Stock Market under the symbol "NAPS".

Napster was incorporated in Delaware in August 2000. We maintain executive offices and principal facilities at 9044 Melrose Avenue, Los Angeles, California 90069. Our telephone number is 310-281-5000.

For financial information about our single segment and geographic areas, please see Note 11 to our consolidated financial statements included in Item 8 of this Report.

Industry Background

Consumers are fundamentally changing the way that they interact with content, as traditional methods of delivery are being rapidly replaced by newer digital technologies that offer a much greater degree of freedom and flexibility. This trend has been fueled by the rapid growth of Internet usage by consumers, particularly as a result of broadband connections that enable content to be transferred securely at increasing speeds, and a number of powerful new technologies for compressing and sharing digital content using a personal computer or other digital media device. Content can now be enjoyed just about anywhere there is an Internet connection without any special software downloads, can be "burned" to CDs easily and affordably, or transferred to a growing number of portable consumer devices, including MP3 players, music-enabled cell phones, personal digital assistants ("PDAs") and digital media devices for the living room. The increasing adoption of these portable consumer devices increases the demand for content as consumers look to "fill up" their players with music, personal photos and videos. Furthermore, consumers can now enjoy and acquire content directly over-the-air ("OTA") via advanced wireless networks and download content directly to music-enabled cell phones. Finally, the format used for digital music distribution is evolving to become more user friendly and increasingly device compatible. With the increased availability of compatible music, consumers are embracing technologies and services that allow them to conveniently obtain, manage and move digital content in an easy and affordable manner. When referring to the digital download business alone, without even considering growth in digital musical subscriptions, Forrester Research Inc's report "The End of the Music Industry As We Know It", dated February 15, 2008, stated that the revenue of digital audio downloads would rise from $1.7 billion in 2007 to $4.8 billion by year-end 2012.

The growth of consumer Internet connectivity, particularly broadband and the deployment of third generation ("3G") mobile networks, has increased consumer access to digital media.

Broadband personal computer ("PC") Internet connections enable consumers to transfer data more quickly than on traditional dial-up connections. More devices are also being made with Internet connectivity built in—including both portable devices and digital media devices in the living room. Data transfer speed becomes increasingly important as the size of the information being transferred grows. The deployment of 3G mobile networks now allows consumers to access music and other content anytime and anywhere and to download it at broadband speeds to their music-enabled cell phone. We believe these trends, along with other new technologies, will improve consumers' access to digital media. As transfer speed for digital media to consumers' PCs via the Internet, to other non-PC Internet connected devices and to consumers' music-enabled cell phones via 3G networks continues to improve, we believe that consumers will continue to seek products and services that help them quickly and easily find and access content, manage their own collection of digital assets, and help them enjoy, access and move their music collection from their PCs to other media such as CDs, DVDs and digital entertainment devices, including portable MP3 players and music-enabled cell phones.

Portable devices, including MP3 players and music-enabled cell phones, have proliferated and their uses have increased.

Portable digital music devices have revolutionized the way consumers listen to music. Many users are playing back digital music, spoken word and video content via consumer electronics devices such as portable MP3 players. The market for portable MP3 players is rapidly expanding. According to the music trade body International Federation of the Phonographic Industry, in its report entitled "Digital Music Report 2008", portable player sales totaled around 140 million in 2007, an increase of 15 percent over the previous year. With the movement by labels to embrace the distribution of MP3 tracks free of digital rights management ("DRM"), services like Napster's MP3 store can now distribute content that plays on this entire installed base, including the iPod and iPhone. In addition, a number of device manufacturers, including most of the major mobile phone manufacturers, have incorporated, or announced that they plan to incorporate, Microsoft's Windows Media Digital Rights Management 10 technology ("WMDRM10") into portable MP3 players and mobile phones. WMDRM10 technology allows users to extend their online music subscriptions to their portable MP3 players and mobile phones, providing them greater flexibility in the use of their music collections. The use of these devices has created demand for services that can provide permanent or limited access to content to "fill" these devices. Finally, many mobile phone carriers can now distribute music OTA to large and growing installed bases of music-enabled handsets, including those that do not support sophisticated DRM schemes like WMDRM10. In 2007, the shipment of these music-enabled cell phones far surpassed the number of stand-alone portable music players shipped, according to MultiMedia Intelligence's article dated March 24, 2008.

Digital music rights management has evolved, expanding hardware compatibility and thereby reducing constraints on how consumers may use their digital content.

Prior to 2007, record labels had licensed digital music for distribution subject to specific requirements that all downloaded songs contained DRM. As is common in new technology industries, key market leaders each chose different, sometimes proprietary, approaches to DRM, which caused compatibility issues. During 2007 the record labels agreed to allow DRM-free distribution of permanent downloads in certain circumstances. The new open DRM-free standard should increase consumer interest in paid online music and may also drive increased competition. It will also allow service providers to reach a very large base of compatible devices, including virtually all MP3 players and music phones.

Our Solution and Products

We deliver online music to our customers as individual downloads and through subscriptions accessible via the Internet and wireless devices.

We offer web-based music subscription services, Napster and Napster To Go, which provide consumers in the United States with unlimited, high fidelity, access to over 6 million tracks for monthly fees of $12.95 and $14.95, respectively. Napster subscribers enjoy unlimited access to CD-quality music and have access to over 50 interactive radio stations, hundreds of pre-programmed playlists, unlimited dynamically created playlists with automix feature, extensive community features, personalization features, message boards, historical Billboard chart information and enhanced programming. In addition, all Napster subscribers enjoy community features, such as the ability to send song links to friends, and our subscribers can browse other subscribers' published collections. Napster To Go subscribers also have the ability to transfer an unlimited amount of music from Napster to their choice of up to three compatible MP3 players for the entire term of their subscription without having to purchase individual tracks and albums a la carte. We offer both the Napster and Napster To Go subscription services in the United States, Canada, Germany, the United Kingdom and Japan at fees that are based on the local currency and vary accordingly. The feature sets and track availability in each country may vary slightly.

During fiscal 2007 we launched a wireless music service branded Napster Mobile. In conjunction with Ericsson, the leading telecommunications equipment supplier, we offer ringtones, OTA downloads with dual delivery and wallpapers via a variety of mobile carriers, including Cingular/ATT, Swisscom, O2 UK, TIM, and SunComm. Using Napster Mobile, customers in 8 global markets are able to purchase music downloads from our full music catalog using their mobile phone handset and have the songs delivered OTA to their handsets with a copy sent to their PCs as well. Napster Mobile is available in Japan through distribution agreements that our Japanese Joint Venture has entered into with Japanese wireless telecommunications suppliers NTT DoCoMo and KDDI.

We also provide a web-based MP3 store where customers in the United States (including those who are not subscribers) can preview song clips and purchase individual tracks for $0.99 each or albums starting at $6.95. Our MP3 store offers the largest major label MP3 catalog in the industry as well as the largest library of independent music available anywhere. Our MP3 catalog exceeds 6 million tracks, and all content is licensed from major music companies, including EMI Recorded Music, Sony BMG, Universal Music Group and Warner Music Group, as well as thousands of independent labels, on a non-exclusive basis. MP3 store customers buy downloads in the user-friendly, DRM-free, MP3 format, which is compatible with virtually any MP3 player or music phone, including the iPod and iPhone. International users and U.S. mobile users can access our extensive catalog to purchase DRM downloads via their PCs or mobile phones.

Our Strategy

Our objective is to become the leading global provider of consumer digital music services. We intend to pursue the following key strategic initiatives to accomplish our objective:

Continue to Pursue and Execute Strategic Partnerships

We intend to enter into additional strategic partnerships with the goal of delivering the best experience for consumers and keeping control of our subscriber acquisition costs. Strategic partnerships allow us to enhance, expand upon and complement our product offerings and increase our distribution by joining with companies that have significantly greater resources and complementary expertise to ours. To date, we have entered into strategic partnerships with mobile companies (Ericsson, Cingular/AT&T, Swisscom), hardware companies (Sony, Sandisk, Gateway, Toshiba, Creative Labs, Lenovo), retailers (Tower Records Japan, Circuit City, Radio Shack), entertainment companies (AOL, XM) and others.

Continue to Innovate by Investing in New Services and Technologies

We plan to continue to innovate by investing in product development to improve our services, expand the breadth of our service offerings, and maintain compatibility with popular technology standards. We plan to enable paid subscribers to enjoy their subscriptions on an increased number of and variety of devices. We also plan to expand our product offerings with new and innovative services related to the acquisition of digital music content.

Continue to control our subscriber acquisition cost and customer turnover

We have substantially reduced subscriber acquisition cost over the last year as we have moved away from offline advertising to targeted online spend where we can achieve lower acquisition cost per trialer. We have also increased our focus on our strategic distribution partners where we have shifted away from an earlier framework of giving advances and guaranteed market development funds to a more variable based cost model where we pay bounties only when we acquire subscribers. With this performance based variable cost approach we have lowered our overall marketing spend. We will continue to emphasize marketing approaches that minimize the cost to acquire new subscribers.

We have also reduced customer turnover substantially over the last year. We believe that improvements to our product, such as improved programming and personalization, have helped keep our subscribers more engaged in the service. Improved compatibility with MP3 players has also contributed to a much better user experience. We expect that the availability of additional compatible music-enabled cell phones and further improvements to our product and user experience will help us continue to maintain our low turnover levels going forward.

Sales, Marketing and Support

We have an integrated marketing program and communication strategy with the goal of driving brand awareness and increasing the number of visitors who come to Napster. We primarily focus our marketing efforts on online marketing, where we can most cost effectively reach our target audience of 25-40 year-olds, as well as strategic partnerships where we can market our service with complementary products. We also maintain an online marketing program that includes advertising placements on a number of web sites (including affiliate partners) and search engines.

We enter into partner programs directly with PC, MP3 player and phone manufacturers, whereby our Napster music service and/or software is either preloaded on the storage media or in the device box. We also have relationships with a number of direct-to-consumer retailers, such as Circuit City, and wireless carriers, such as AT&T/Cingular. Marketing efforts initiated via these relationships range from the sale of Napster retail products, such as prepaid download cards, to more extensive promotions, including inclusion in the retail chain's or wireless carrier's own advertising efforts, special promotions and in-store displays. We also enter into relationships with online entertainment companies, such as AOL, whereby our partners include links to our service from pages on their website.

We expect that our advertising and promotional efforts will continue to focus on building the Napster brand and aggressively supporting our products, such as Napster, Napster To Go, Napster Mobile and the Napster MP3 Store.

Product Development

We have considerable in-house engineering skill in the areas of digital media delivery, content management, and digital rights management. We have built and maintain (i) a distribution system tailored to manage digital media files and the associated metadata and associated usage rights; (ii) a scalable e-commerce and media delivery infrastructure, which can support a range of business models for the delivery of digital music (and other digital media content like video and audiobooks) including a la carte and subscription services; and (iii) a digital rights management platform for Napster's subscription service that provides security for the digital media assets, as well as the ability to tailor usage rights and offerings to end consumers. The digital rights management capability supports subscriptions—the ability to download an unlimited amount of content to a set number of portable devices, and to continue to allow users access to that content as long as they continue to pay their subscription fee. We intend to continue development of improved distribution systems and additional features of our service.

Research and development expenses for our Napster business totaled $9.7 million in the year ended March 31, 2008 ("fiscal 2008"), $11.0 million in the year ended March 31, 2007 ("fiscal 2007") and $13.1 million in the year ended March 31, 2006 ("fiscal 2006").

Customers

We offer our online music services directly to end users through our website, affiliate network and partners that have procured site licenses. We also sell prepaid cards through our retail partners and bundle our services with OEM partners, such as Sony, Sandisk, Gateway, Creative Labs and Samsung. We have licensed certain merchandising rights to select third parties and expect to continue to do so in the future.

Competition

The markets we are targeting are highly competitive, and we expect competition to increase in the future. Increased competition may result in price reductions and loss of market share, which could reduce our future revenues and otherwise harm our business. Primary competitors for online music services include Apple Inc.'s iTunes Music Store, RealNetworks, Inc.'s Rhapsody, Microsoft's Zune Marketplace and eMusic. Other competitors include online and offline retailers such as Amazon.com and WalMart, satellite radio providers such as XM and Sirius, carrier-branded music services offered directly by mobile operators such as Verizon (via its V-cast service) and Sprint (through its Music Store,), music services offered by certain handset manufacturers such as Nokia and third-party branded music services, such as Jamba, offered by mobile operators. We also face competition from general purpose consumer online services such as Yahoo, My Space Music, MSN and Google, each of which provides access to music-related content and services; from websites targeted to music related content, such as Last.fm and pandora.com; and from social networking sites, such as iMeem. Internationally we currently compete with Puretracks, Omnifone's Music Station, 3 Music Store and Vodafone's music offerings, among others, as well as with a number of the other competitors described above. Our digital music distribution business also faces competition from "free" peer-to-peer services, such as LimeWire, Kazaa, Morpheus, BitTorrent and a variety of similar services that allow computer users to connect with each other and to copy many types of program files, including music and other media, from one another's hard drives, all without securing licenses from content providers.

We believe that the principal competitive factors affecting the market for our services include compatibility with popular hardware devices, song quality, search capability, personalization, programming, price and performance, other features, quality of customer support and brand. We believe that we compete more favorably than many of our current competitors with respect to some or all of these factors.

Seasonality

Our service revenues may be impacted by softness in customer acquisitions during the summer months, when consumers spend less time online, and by increase in new customer acquisitions during the winter holidays.

Intellectual Property

Our success and ability to compete depend substantially upon our intellectual property. As of June 1, 2008, we had 30 pending United States and foreign patent applications. These applications cover online music distribution functionality and peer-to-peer technology. As of June 1, 2008, we had 17 United States and foreign patents issued, with terms ending in 2017 through 2028.

Employees

As of March 31, 2008, Napster had 133 employees, of which 13 provide support to the online music service (maintaining content and providing customer care), 28 were in sales and marketing, 56 were in engineering and product development and 36 were in finance, administration and operations.

Our future performance depends, in significant part, upon our ability to attract new personnel and retain existing personnel in key areas including engineering, technical support and sales. None of our employees is represented by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Investor Information

Our website is located at http://www.napster.com. Our investor relations website is located at http://investor.napster.com. We make available free of charge on our investor relations website under "SEC Filings" our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the U.S. Securities and Exchange Commission ("SEC"). Further, a copy of this Report is located at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding our filings at http://www.sec.gov.

ITEM 1A. RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this annual report. If any of the following risks occur, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. As a result, the price of our common stock could decline, and you could lose all or part of your investment.

Our digital music distribution business has a limited operating history and a history of losses and may not be successful.

On May 19, 2003, we acquired substantially all of the ownership interests of Napster, LLC (f/k/a Pressplay). We used the Pressplay-branded service as a technology platform to roll-out our online music services division in October 2003. The business models, technologies and market for digital music services are relatively new and unproven. Prior to our acquisition of Napster, LLC, consumer adoption and usage of the Pressplay-branded service had not been significant. You should consider our business and prospects in light of the risks, expenses and difficulties encountered by companies in their early stage of development.

Our digital music distribution business has experienced significant net losses since its inception and, given the significant operating expenditures associated with our business plan, we expect to incur net losses for at least the next twelve months and may continue to experience net losses thereafter. No assurance can be made that our paid Napster service will ever contribute net income to our statement of operations. During the period beginning April 1, 2003, just prior to our acquisition of Pressplay in May 2003, through March 31, 2008, we incurred approximately $208.8 million of after tax losses from our digital music distribution business.

The success of our paid Napster service depends upon our ability to add new subscribers and retain existing subscribers.

We cannot assure you that we will be able to attract new subscribers or that existing subscribers will continue to subscribe. Trial subscribers and users of our free music service may choose not to become paid subscribers, and paid subscribers may decide to cancel their subscriptions, for many reasons including a perception that they do not use the services enough to justify the expense or that the service does not provide enough value or availability of content relative to our competition. In addition, any reduction in our current level of marketing and advertising expenditures may result in a reduction in the number of new trial and paid subscribers.

The early stages of subscription services such as ours are characterized by higher than normal churn rates. Existing paid subscribers may cancel their subscriptions to the Napster service for many reasons, including those described above in this risk factor. In addition, there is significant seasonality in our subscriber numbers, primarily due to softness in customer acquisition during the summer months when consumers spend less time online. While we have successfully reduced churn in the past, we cannot guarantee that we will be able to maintain or further reduce subscriber cancellation levels.

If we are unable to add new paid subscribers and retain customers we may be unable to achieve a profitable business model.

We experience fluctuations in our quarterly operating results, which may cause our stock price to decline.

Our quarterly operating results may fluctuate from quarter to quarter. We cannot reliably predict future revenue and margin trends and such trends may cause us to adjust our operations. Other factors that could affect our quarterly operating results include:

- timing of service introductions;
- consumer adoption of new services;
- seasonal fluctuations in sales of our prepaid cards and bundled hardware promotions, as well as other products and services;
- potential declines in selling prices of music as a result of competitive pressures;

- changes in the mix of our revenues and our users represented by our various services;
- fluctuations in traffic levels on our websites, which can be significant as a result of business, financial and other news events;
- adverse changes in the level of economic activity in the United States or other major economies in which we do business, or in industries, such as the music industry, on which we are particularly dependent;
- expenses incurred in connection with the development of our digital music distribution services;
- expenses related to, and the financial impact of, possible acquisitions of other businesses;
- foreign currency exchange rate fluctuations;
- expenses incurred in connection with strategic partnerships we have entered into or may enter into in the future; and
- fluctuating and unpredictable demand for advertising.

We rely on the value of the Napster brand, and our revenues could suffer if we are not able to maintain its high level of recognition in the digital music sector.

We believe that maintaining and expanding the Napster brand is an important aspect of our efforts to attract and expand our user and advertiser base. We employ a broad branding program to ensure that our position in the digital music sector continues to be strongly associated with the Napster name. Promotion and enhancement of the Napster brand will depend in part on our ability to provide consistently high-quality products and services. If we are not able to successfully maintain or enhance consumer awareness of the Napster brand or, even if we are successful in our branding efforts, if we are unable to maintain or enhance customer awareness of the Napster brand in a cost effective manner, our business, operating results and financial condition would be harmed.

We face significant competition from traditional retail music distributors, from emerging paid online and mobile music services delivered electronically such as ours, and from "free" online and peer-to-peer services.

We face significant competition from traditional retail music distributors, as well as online retailers such as Amazon.com. These retailers may include regional and national mall-based music chains, international chains, deep-discount retailers, mass merchandisers, consumer electronics outlets, mail order, record clubs, independent operators and online physical retail music distributors, some of which have greater financial and other resources than we do. To the extent that consumers choose to purchase media in non-electronic formats, it may reduce our sales, reduce our gross margins, increase our operating expenses and decrease our profit margins in specific markets.

Our digital music distribution services' competitors currently include Apple Inc.'s iTunes Music Store, RealNetworks, Inc's Rhapsody America, Microsoft's Zune Marketplace and eMusic. Other competitors include online and offline retailers such as Amazon.com and WalMart, satellite radio providers such as XM and Sirius, carrier branded music services offered directly by mobile operators such as Verizon (via its V-cast service) and Sprint (through its Music Store) and music services offered by certain handset manufacturers such as Nokia. We also face competition from general purpose consumer online services such as Yahoo, My Space Music, MSN and Google, each of which provides access to music-related content and services; from websites targeted to music related content, such as Last.fm and pandora.com; and from social networking sites, such as iMeem. Internationally we currently compete with Puretracks, Omnifone's Music Station, 3 Music Store and Vodafone's music offerings, among others, as well as with a number of the other competitors described above.

Our digital music distribution business also faces significant competition from "free" peer-to-peer services, such as LimeWire, Kazaa, Morpheus, BitTorrent and a variety of similar services that allow computer users to connect with each other and to copy many types of program files, including music and other media, from one another's hard drives, all without securing licenses from content providers. While the U.S. Supreme Court has found that Grokster, a former peer-to-peer file sharing program, may have violated copyright laws, the court did not establish that such services are necessarily liable for copyright infringement, opting instead for a fact-based analysis of the services' efforts to promote copyright infringement. Additionally, enforcement efforts against those in violation have not effectively shut down these services, and there can be no assurance that these services will ever be shut down. We are also impacted by free services operated out of foreign jurisdictions, such as Russia, where copyright and other laws may be less stringently interpreted and/or enforced. The ongoing presence of these "free" services substantially impairs the marketability of legitimate services, regardless of the ultimate resolution of their legal status. Finally, several high profile peer-to-peer services, such as LimeWire, have started to or announced their intention to move to legally (or partially legally) licensed business models, while still using their peer-to-peer architecture. Many of these entities are well financed with significant installed user bases and if they are successful in moving their businesses to legal models, it could significantly increase our competitive pressure.

Many of our competitors have significantly more resources than we do, and some of our competitors may be able to leverage their experience in providing digital music distribution services or similar services to their customers in other businesses. We or our competitors may be able to secure limited exclusive rights to content from time to time. If our competitors secure significant exclusive content, it could harm the ability of our online music services to compete effectively in the marketplace.

In particular, some of our competitors offer other goods and services and may be willing and able to offer music services at a lower price than we can in order to promote the sale of these goods and services. If we lower our prices, our gross margins and operating results may be adversely affected. If we do not lower our prices, we may be unable to compete with discount services. This could harm the ability of our online music services to compete effectively in the marketplace.

Our advertising-supported music website competes, directly and indirectly, for advertisers, viewers, members, and content providers with publishers and distributors of traditional off-line media, such as television, radio and print, including those targeted to music, many of which have established or may establish websites, as well as a number of the entities listed above who provide free or ad-based access to music.

Digital music distribution services in general are new and rapidly evolving and may not prove to be a profitable or even viable business model.

Digital music distribution services are a relatively new business model for delivering digital media over the Internet. It is too early to predict whether consumers will accept, in significant numbers, digital music services and accordingly whether the services will be financially viable. If digital music distribution services do not prove to be popular with consumers, or if these services cannot sustain any such popularity, our business and prospects would be harmed.

The emerging mobile music market faces significant, unique challenges.

We believe that growth in the mobile music services market is important to the future growth in our general digital music distribution services. We are investing in this area but face significant and unique challenges that could adversely affect our business.

There are a number of challenges that could impact the adoption rate of mobile platforms as a leading method of digital music purchase, including the rate of adoption of compatible mobile handsets, availability of high speed mobile data networks, adoption by mobile consumers of mobile data plans, development of content and digital rights management standards and technologies acceptable to content licensors and consumers, any pricing differential (both wholesale and retail) between content purchased over-the-air to a mobile device and purchased by other means, and the impact on the economics of the mobile music business of certain issued patents.

The success of our mobile music business is also currently contingent upon our ability to enter into strategic partnerships with leading mobile carriers. We cannot guarantee our ability to enter into or maintain these types of relationships. Additionally, certain major mobile carriers and handset manufacturers create and operate their own mobile music services that they offer directly to the consumer. Should this direct-to-consumer model become more prevalent, it could jeopardize our ability to competitively market our services.

If we are unsuccessful in meeting the challenges and complexities of mobile music distribution or are unsuccessful in securing additional customers for our services, our results of operations could be harmed.

We rely on content provided by third parties, which may not be available to us on commercially reasonable terms or at all.

We rely on third-party content providers, including music publishers and music labels, to offer online music content that can be delivered to users of our digital music distribution services. Rights to provide this content to our customers, particularly publishing rights, are difficult to obtain and require significant time and expense. In order to provide a compelling service, we must continue to be able to license a wide variety of music content to our customers with attractive usage rights such as CD recording, output to MP3 players, portable subscription, wireless and other rights. In addition, if we do not have sufficient breadth and depth of the titles necessary to satisfy increased demand arising from growth in our subscriber base, our subscriber satisfaction will be affected adversely.

Under copyright law, we are required to pay licensing fees for compositions embodied in digital sound recordings and for the sound recordings themselves that we deliver in our Napster service. U.S. copyright law generally does not specify the rate and terms of the licenses, which are determined by voluntary negotiations among the parties or, for certain compulsory publishing licenses where voluntary negotiations are unsuccessful, by a copyright royalty board ("CRB"), an administrative judicial proceeding supervised by the United States Copyright Office. Past copyright proceedings have resulted in rates for statutory webcasting that were significantly in excess of rates requested by webcasters. Currently, there is a CRB proceeding for mechanical licenses for digital distribution, including in a subscription context. The parties engaged in the CRB proceeding have agreed to a partial settlement thereof and have asked the judges to approve a process by which they will receive and consider the proposal. However, we cannot predict the outcome of the CRB proceedings. We may also elect to attempt to directly license compositions for our services, either alone or in concert with other affected companies. Further, the continued availability of blanket licenses for compositions used in international versions of the services is not assured, and for certain additional international services may be unclear. Therefore, our ability to negotiate appropriate licenses is uncertain.

Pending the outcome of the CRB proceeding, we are currently operating under a standstill agreement and the partial settlement mentioned above until rates are finalized. Although a decision has been rendered by a United States district court that permanent downloads do not implicate a performance right that would trigger payment of public performance royalties to societies such as ASCAP or BMI, that decision could be appealed and the performing rights societies have not conceded the argument or entered into any agreements on that basis. In Canada, a recent tribunal ruling fixed certain rates and other requirements that are applicable to our Canadian digital music services. However, there is still some uncertainty with respect to the mechanics of its implementation, the result of which may hinder our ability to operate in Canada. In addition to certain other negotiations, European Union tribunals and/or negotiations are currently in process, which will set rates for subscription music services and services that deliver digital downloads of music, and the outcome of these negotiations and proceedings will also likely affect our business in ways that we cannot predict. Napster accrues for the cost of these fees, based on contracted or statutory rates, when established, or management's best estimates based on facts and circumstances regarding the specific music services and agreements in similar geographies or with similar agencies. If the final agreed rates differ significantly from management's estimate, the actual amount paid and expensed could differ materially from the recorded amounts. The differing types and large quantity of licenses that we must obtain creates significant complexities for our business and, as the licensing situation evolves in the different countries in which we operate, these requirements may significantly impact or hinder our ability to execute our business plans.

Our success depends on our digital music distribution services' interoperability with our customers' music playback hardware.

In order for the paid Napster service to be successful, we must design our service to interoperate effectively with a variety of hardware products, including PCs, portable MP3 players, music-enabled cell phones and other mobile devices, home stereos, set top boxes and car stereos. We depend on significant cooperation with manufacturers of these products and with software manufacturers that create the operating systems for such hardware devices to achieve our design objectives and to offer a service that is attractive to our customers. Currently, there are a limited number of devices that offer the portable subscription functionality that is required to support our Napster To Go and Napster Mobile services and certain current manufacturers may not be able to profitably continue to offer existing devices. Our subscription service is not currently compatible with the Apple lines of products, which include the iPod music player, the current equipment market leader, and the iPhone. If we cannot successfully design our service to interoperate with the music playback devices that our customers own, or if music-enabled devices fail to grow significantly over time, our business will be harmed.

We may not successfully develop new products and services.

The success of our digital music distribution services will depend on our ability to develop leading-edge media and digital distribution products and services. Our business and operating results will be harmed if we fail to develop products and services that achieve widespread market acceptance or that fail to generate significant revenues or gross profits to offset our development and operating costs. We may not timely and successfully identify, develop and market new product and service opportunities.

Additionally, we may not be able to add new content such as video, spoken word or other content as quickly or as efficiently as our competitors or at all. If we introduce new products and services, they may not attain broad market acceptance or contribute meaningfully to our revenues or profitability. Competitive or technological developments may require us to make substantial, unanticipated investments in new products and technologies, and we may not have sufficient resources to make these investments.

Because the markets for our products and services are changing rapidly, we must develop new offerings quickly. Delays and cost overruns could affect our ability to respond to technological changes, evolving industry standards, competitive developments or customer requirements. Our products also may contain undetected errors that could cause increased development costs, loss of revenues, adverse publicity, reduced market acceptance of our products or services or lawsuits by customers.

We must maintain and add to our strategic marketing relationships in order to be successful.

We depend on a number of strategic relationships with third parties to co-market our services. We have entered into co-marketing agreements with infrastructure providers, mobile carriers, retailers, hardware manufacturers and other companies to broaden the distribution of our brand and our services. There is no guarantee that we will be able to renew existing agreements or enter into new agreements on acceptable terms, or at all. If we cannot maintain existing strategic relationships or enter into new relationships, our ability to market our services will be harmed.

In addition, because of the rapidly evolving nature of digital music distribution and our short history of operations, we often enter into strategic agreements where the financial impact on our business and operations is uncertain. We cannot guarantee that any of these agreements will result in the desired benefits to our business or result in significant additional revenue.

Our network is subject to security and stability risks that could harm our business and reputation and expose us to litigation or liability.

Online and mobile commerce and communications depend on the ability to transmit confidential information and licensed intellectual property securely over private and public networks. Any compromise of our ability to transmit such information and data securely or reliably, and any costs associated with preventing or eliminating such problems, could harm our business. Online transmissions are subject to a number of security and stability risks, including:

- our own or licensed encryption and authentication technology, and access and security procedures, may be compromised, breached or otherwise be insufficient to ensure the security of customer information or our music content;
- we could experience unauthorized access, computer viruses, system interference or destruction, "denial of service" attacks and other disruptive problems, whether intentional or accidental, that may inhibit or prevent access to our websites or use of our products and services;
- someone could circumvent our security measures and misappropriate our, our partners' or our customers' intellectual property, interrupt our operations, or jeopardize our licensing arrangements, which are contingent on our sustaining appropriate security protections;
- our computer systems could fail and lead to service interruptions;
- our mobile partners' wireless networks or other infrastructure could fail;
- we may be unable to scale our infrastructure with increases in customer demand; or
- our network of facilities may be affected by a natural disaster, terrorist attack or other catastrophic events.

The occurrence of any of these or similar events could damage our business, hurt our ability to distribute products and services and collect revenue, threaten the proprietary or confidential nature of our technology, harm our reputation and expose us to litigation or liability. We may be required to expend significant capital or other resources to protect against the threat of security breaches, hacker attacks or system malfunctions or to alleviate problems caused by such breaches, attacks or failures.

If we fail to manage expansion effectively, we may not be able to successfully manage our business, which could cause us to fail to meet our customer demand or to attract new customers, which would adversely affect our revenue.

Our ability to successfully offer our products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We plan to continue to increase the scope of our digital music distribution operations domestically and internationally. This anticipated growth in future operations may place a significant strain on our management resources that could distract management's attention and result in our failure to execute our business plan.

We may be unable to adequately protect our proprietary rights.

Our inability to protect our proprietary rights, and the costs of failing to do so, could harm our business. Our success and ability to compete partly depend on the superiority, uniqueness or value of our technology, including both internally developed technology and technology licensed from third parties. To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. These efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology. These efforts also may not prevent the development and design by others of products or technologies similar to, competitive with or superior to those we develop. Any of these results could reduce the value of our intellectual property. We may be forced to litigate to enforce or defend our intellectual property rights and to protect our trade secrets. Any such litigation could be very costly and could distract our management from focusing on operating our business.

A significant portion of the revenues from our digital music distribution business is derived from international revenues. Economic, political, regulatory and other risks associated with international revenues and operations could have an adverse effect on our revenues.

Because we operate in the Americas, Japan and Europe, our business is subject to risks associated with doing business internationally. Revenues from international operations have represented a significant portion of our total net revenues from our digital music distribution business. We anticipate that revenues from international operations will continue to represent a substantial portion of our total net revenues as we expand our Napster and Napster Mobile services abroad and enter into additional joint venture arrangements and other strategic partnerships, if any, with international partners. Accordingly, our future revenues could decrease based on a variety of factors, including:

- disputes with our international joint venture partners;
- dilution of our interest and degree of control over our joint venture
- mismanagement or fraud by our international joint venture partners;
- changes in foreign currency exchange rates;
- seasonal fluctuations in sales of our prepaid cards as well as other products and services internationally;
- changes in a specific country's or region's political or economic condition, particularly in emerging markets;
- unexpected changes in foreign laws and regulatory requirements;
- difficulty of effective enforcement of contractual provisions in local jurisdictions;
- trade protection measures and import or export licensing requirements;
- potentially adverse tax consequences including changes to the VAT collection scheme;
- difficulty in managing widespread sales operations; and
- less effective protection of intellectual property in foreign jurisdictions.

We depend on key personnel who may not continue to work for us.

Our success substantially depends on the continued employment of certain executive officers and key employees, including, for example, Christopher Gorog, our Chief Executive Officer. The loss of his services could harm our business. If Mr. Gorog were to leave our company, we could face substantial difficulty in hiring a qualified successor and could experience a loss in productivity while any such successor obtains the necessary training and experience.

To grow our business, we must be able to hire and retain sufficient qualified technical, sales, marketing and administrative personnel.

Our future success depends in part on our ability to attract and retain engineering, sales, marketing, finance, administrative and customer support personnel. If we fail to retain and hire a sufficient number of these employees, we will not be able to maintain and expand our business. We cannot assure you that we will be able to hire and retain a sufficient number of qualified personnel to meet our business objectives.

We may be subject to intellectual property infringement claims, which are costly to defend and could limit our ability to use certain technologies in the future.

Many parties are actively developing streaming media and digital distribution-related technologies, e-commerce and other web-related technologies, as well as a variety of online business methods and models. We believe that these parties will continue to take steps to protect these technologies, including, but not limited to, seeking patent protection. As a result, disputes regarding the ownership of these technologies and rights associated with streaming media, digital distribution and online businesses are likely to arise in the future and may be very costly. In addition to existing patents and intellectual property rights, we anticipate that additional third-party patents related to our products and services will be issued in the future. If a blocking patent has been issued or is issued in the future, we would need to either obtain a license or design around the patent. We may not be able to obtain such a license on acceptable terms, if at all, or design around the patent, which could harm our business.

Companies in the technology and content-related industries have frequently been subjected to litigation regarding intellectual property rights. In addition, we believe these industries are experiencing an increased level of litigation to determine the applicability of current laws to, and the impact of new technologies on, the use and distribution of content over the Internet and through new devices, especially in the music industry. From time to time, we receive claims and inquiries from third parties alleging that our internally developed technology, or technology we license from third parties, may infringe their proprietary rights, especially patents. Third parties have also asserted and most likely will continue to assert claims against us alleging infringement of copyrights, trademark rights, or other proprietary rights, or alleging unfair competition or violations of privacy rights. As we continue to develop and introduce products and services that provide or enable the provision of content, our litigation risk may increase. As a result, we could be required to spend significant amounts of time and money to defend ourselves against such claims. If any of these claims were to prevail, we could be forced to pay damages, comply with injunctions, or stop distributing our products and services while we re-engineer them or seek licenses to necessary technology, which might not be available on reasonable terms, or at all. We could also be subject to claims for indemnification resulting from infringement claims made against our customers and strategic partners, which could increase our defense costs and potential damages. Any of these events could require us to change our business practices and could harm our business.

A decline in current levels of consumer spending could reduce our sales.

Our business is directly affected by the level of consumer spending. One of the primary factors that affects consumer spending is the general state of the local economies in which we operate. Lower levels of consumer spending in regions in which we have significant operations could have a negative impact on our business, financial condition or results of operations.

We may need additional capital, and we cannot be sure that additional financing will be available.

Although we currently anticipate that our available funds and expected cash flows from operations will be sufficient to meet our cash needs for at least the next twelve months, we may require additional financing. Our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. We expect to experience operating losses from our digital music distribution business in at least the short-term. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience dilution.

The effectiveness of our disclosure and internal controls may be limited.

Our disclosure controls and procedures and internal control over financial reporting may not prevent all errors and misrepresentations. In the event that there are errors or misrepresentations in our historical financial statements or the SEC disagrees with our accounting, we may need to restate our financial statements. For example, in November 2004 we restated our financial statements in order to correct the valuation of a previously issued warrant and to adjust the purchase accounting of our former subsidiary, MGI Software, and in May 2005 we restated our financial statements to reallocate the tax benefit of certain operating losses from our discontinued operations to our continuing operations. Any system of internal controls can only provide reasonable assurance that all control objectives are met. Some of the potential risks involved could include, but are not limited to, management judgments, simple errors or mistakes, willful misconduct regarding controls or misinterpretation. There is no guarantee that existing controls will prevent or detect all material issues or be effective in future conditions, which could materially and adversely impact our financial results in the future.

Provisions in our agreements, charter documents, stockholder rights plan and Delaware law may delay or prevent acquisition of us, which could decrease the value of our stock.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include a classified board of directors and limitations on actions by our stockholders by written consent. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. In addition, we have adopted a stockholder rights plan that makes it more difficult for a third party to acquire us without the approval of our board of directors. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders.

Negative conditions in the global credit markets may impair the liquidity of a portion of our investment portfolio.

Our short-term investments include one AAA rated auction-rate security of $3.0 million par value. The underlying assets of this security are student loans generally guaranteed by the U.S. government.The recent negative conditions in the global credit markets have prevented most investors from liquidating their holdings of auction rate securities, because the amount of securities submitted for sale has exceeded the amount of purchase orders for such securities. If the credit market does not improve, auctions for our invested amounts may fail. If an auction fails for a security in which we have invested, we may be unable to liquidate our auction rate security at par, should we need or desire to access the funds invested in that security. In the event we need or desire to access these funds, we will not be able to do so until a future auction on this investment is successful or a buyer is found outside the auction process. If a buyer is found but is unwilling to purchase the investment at par, we may incur a loss. As of March 31, 2008, the market value of the auction-rate security we owned was valued at par; however, future rating downgrades of the security issuer or the third-parties insuring such investments may require us to adjust the carrying value of these investments through an impairment charge.

We may be subject to intellectual property infringement claims, which are costly to defend and could limit our ability to use certain technologies in the future.

Many parties are actively developing streaming media and digital distribution-related technologies, e-commerce and other web-related technologies, as well as a variety of online business methods and models. We believe that these parties will continue to take steps to protect these technologies, including, but not limited to, seeking patent protection. As a result, disputes regarding the ownership of these technologies and rights associated with streaming media, digital distribution and online businesses are likely to arise in the future and may be very costly. In addition to existing patents and intellectual property rights, we anticipate that additional third-party patents related to our products and services will be issued in the future. If a blocking patent has been issued or is issued in the future, we would need to either obtain a license or design around the patent. We may not be able to obtain such a license on acceptable terms, if at all, or design around the patent, which could harm our business.

Companies in the technology and content-related industries have frequently been subjected to litigation regarding intellectual property rights. In addition, we believe these industries are experiencing an increased level of litigation to determine the applicability of current laws to, and the impact of new technologies on, the use and distribution of content over the Internet and through new devices, especially in the music industry. From time to time, we receive claims and inquiries from third parties alleging that our internally developed technology, or technology we license from third parties, may infringe their proprietary rights, especially patents. Third parties have also asserted and most likely will continue to assert claims against us alleging infringement of copyrights, trademark rights, or other proprietary rights, or alleging unfair competition or violations of privacy rights. As we continue to develop and introduce products and services that provide or enable the provision of content, our litigation risk may increase. As a result, we could be required to spend significant amounts of time and money to defend ourselves against such claims. If any of these claims were to prevail, we could be forced to pay damages, comply with injunctions, or stop distributing our products and services while we re-engineer them or seek licenses to necessary technology, which might not be available on reasonable terms, or at all. We could also be subject to claims for indemnification resulting from infringement claims made against our customers and strategic partners, which could increase our defense costs and potential damages. Any of these events could require us to change our business practices and could harm our business.

A decline in current levels of consumer spending could reduce our sales.

Our business is directly affected by the level of consumer spending. One of the primary factors that affects consumer spending is the general state of the local economies in which we operate. Lower levels of consumer spending in regions in which we have significant operations could have a negative impact on our business, financial condition or results of operations.

We may need additional capital, and we cannot be sure that additional financing will be available.

Although we currently anticipate that our available funds and expected cash flows from operations will be sufficient to meet our cash needs for at least the next twelve months, we may require additional financing. Our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. We expect to experience operating losses from our digital music distribution business in at least the short-term. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience dilution.

We are subject to risks associated with governmental regulation and legal uncertainties.

Few existing laws or regulations specifically apply to the Internet, other than laws and regulations generally applicable to businesses. Certain United States export controls and import controls of other countries, including controls on the use of encryption technologies, may apply to our products. Many laws and regulations, however, are pending and may be adopted in the United States, individual states, and local jurisdictions and other countries with respect to the Internet. In addition, as we conduct more business via mobile platforms in multiple countries, our business will likely be impacted by additional laws and regulations that are applicable to the mobile space. These laws may relate to many areas that impact our business, including content issues (such as obscenity, indecency and defamation), copyright and other intellectual property rights, digital rights management, encryption, caching of content by server products, personal privacy, taxation, e-mail, sweepstakes, promotions, prepaid card expiration, escheatment, network and information security and the convergence of traditional communication services with Internet communications, including the future availability of broadband transmission capability and wireless networks. These types of regulations are likely to differ between countries and other political and geographic divisions. Other countries and political organizations are likely to impose or favor more and/or different regulations than that which has been proposed in the United States, thus furthering the complexity of regulation. In addition, state and local governments may impose regulations in addition to, inconsistent with, or stricter than federal regulations. The adoption of such laws or regulations, and uncertainties associated with their validity, interpretation, applicability and enforcement, may affect the available distribution channels for and costs associated with our products and services and may affect the growth of the Internet. Such laws or regulations may harm our business. Our products and services may also become subject to investigation and regulation of foreign data protection and e-commerce authorities, including those in the European Union. Such activities could result in additional product and distribution costs for us in order to comply with such regulations.

We do not know for certain how existing laws governing issues such as property ownership, copyright and other intellectual property issues, digital rights management, taxation, security, illegal or obscene content, retransmission of media, personal privacy and data protection apply to the Internet. The vast majority of such laws were adopted before the advent of the Internet and related technologies and do not address the unique issues associated with the Internet and related technologies. Most of the laws that relate to the Internet have not yet been interpreted. In addition to potential legislation from local, state and federal governments, labor guild agreements and other laws and regulations that impose fees, royalties or unanticipated payments regarding the distribution of media over the Internet may directly or indirectly affect our business. While we and our customers may be directly affected by such agreements, we are not a party to such agreements and have little ability to influence the degree to which such agreements favor or disfavor Internet distribution or our business models. Changes to or the interpretation of these laws and the entry into such industry agreements could:

- limit the growth of the Internet;
- create uncertainty in the marketplace that could reduce demand for our products and services;
- increase our cost of doing business;
- expose us to increased litigation risk, substantial defense costs and significant liabilities associated with content available on our websites or distributed or accessed through our products or services, with our provision of products and services and with the features or performance of our products and websites;
- lead to increased product development costs or otherwise harm our business; or
- decrease the rate of growth of our user base and limit our ability to effectively communicate with and market to our user base.

The Child Online Protection Act and the Child Online Privacy Protection Act impose civil and criminal penalties on persons distributing material harmful to minors (e.g., obscene material) over the Internet to persons under the age of 17, or collecting personal information from children under the age of 13. While we do not knowingly distribute harmful materials to minors or collect personal information from children under the age of 13, the manner in which these Acts may be interpreted and enforced cannot be fully determined, and future legislation similar to these Acts could subject us to potential liability if we were deemed to be non-compliant with such rules and regulations, which in turn could harm our business.

There are a large number of legislative proposals before the United States Congress and various state legislatures regarding intellectual property, digital rights management, copy protection requirements, privacy, email marketing and security issues related to our business. Furthermore, as part of our regular business activities now, and in the past, we engage in the issuance of gift cards redeemable for our services. It is possible that money received by us for the sale of gift cards could be subject to state and federal escheatment, or unclaimed property, laws in the future. If this were the case, our business could be adversely impacted. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could materially and adversely affect our business through a decrease in user registration and revenue, and influence how and whether we can communicate with our customers.

We may be subject to assessment of additional sales and other taxes for the sale of our products, license of technology or provision of services.

We do not currently collect sales or other taxes on the sale of our products, license of technology or provision of services in states and countries other than those in which we have offices or employees. Our business would be harmed if one or more states or any foreign country were to require us to collect sales or other taxes from past sales or income related to products, licenses of technology or provision of services.

We may be subject to market risk and legal liability in connection with the data collection capabilities of our products and services.

Many of our products are interactive Internet or mobile applications which by their very nature require communication between a client and server to operate. To provide better consumer experiences and to operate effectively, our products send information to servers. Many of the services we provide also require that a user provide certain information to us. We post an extensive privacy policy concerning the collection, use and disclosure of user data involved in interactions between our client and server products. Any failure by us to comply with our posted privacy policy and existing or new legislation regarding privacy issues could impact the market for our products and services, subject us to litigation and harm our business.

If, in the future, we conclude that our internal control over financial reporting is not effective, or if our auditors conclude that our internal control over financial reporting is not effective, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission ("SEC") adopted rules requiring public companies to include a report of management on the company's internal control over financial reporting in their annual reports on Form 10-K. This report is required to contain an assessment by management of the effectiveness of such company's internal control over financial reporting. There is a risk that in the future we may identify internal control deficiencies that suggest that our controls are no longer effective. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline and make it more difficult for us to finance our operations.

The effectiveness of our disclosure and internal controls may be limited.

Our disclosure controls and procedures and internal control over financial reporting may not prevent all errors and misrepresentations. In the event that there are errors or misrepresentations in our historical financial statements or the SEC disagrees with our accounting, we may need to restate our financial statements. For example, in November 2004 we restated our financial statements in order to correct the valuation of a previously issued warrant and to adjust the purchase accounting of our former subsidiary, MGI Software, and in May 2005 we restated our financial statements to reallocate the tax benefit of certain operating losses from our discontinued operations to our continuing operations. Any system of internal controls can only provide reasonable assurance that all control objectives are met. Some of the potential risks involved could include, but are not limited to, management judgments, simple errors or mistakes, willful misconduct regarding controls or misinterpretation. There is no guarantee that existing controls will prevent or detect all material issues or be effective in future conditions, which could materially and adversely impact our financial results in the future.

Provisions in our agreements, charter documents, stockholder rights plan and Delaware law may delay or prevent acquisition of us, which could decrease the value of our stock.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include a classified board of directors and limitations on actions by our stockholders by written consent. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. In addition, we have adopted a stockholder rights plan that makes it more difficult for a third party to acquire us without the approval of our board of directors. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders.

Negative conditions in the global credit markets may impair the liquidity of a portion of our investment portfolio.

Our short-term investments include one AAA rated auction-rate security of $3.0 million par value. The underlying assets of this security are student loans generally guaranteed by the U.S. government.The recent negative conditions in the global credit markets have prevented most investors from liquidating their holdings of auction rate securities, because the amount of securities submitted for sale has exceeded the amount of purchase orders for such securities. If the credit market does not improve, auctions for our invested amounts may fail. If an auction fails for a security in which we have invested, we may be unable to liquidate our auction rate security at par, should we need or desire to access the funds invested in that security. In the event we need or desire to access these funds, we will not be able to do so until a future auction on this investment is successful or a buyer is found outside the auction process. If a buyer is found but is unwilling to purchase the investment at par, we may incur a loss. As of March 31, 2008, the market value of the auction-rate security we owned was valued at par; however, future rating downgrades of the security issuer or the third-parties insuring such investments may require us to adjust the carrying value of these investments through an impairment charge.

We may be required to recognize impairment charges related to goodwill and amortizable intangible assets.

Our goodwill or amortizable intangible assets may become impaired and we may be required to record a significant charge to earnings. We test our goodwill for impairment at least annually and we review our amortizable intangible assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization, future cash flows, and slower growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is identified resulting in an impact on our results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our principal executive offices are located in Los Angeles, California. The table below lists our principal leased or licensed facilities as of June 1, 2008.

Location	Description	Approximate Square Footage	Lease Expiration
Los Angeles, California	Corp. Headquarters	15,000	October 2011
San Diego, California	Office	6,900	May 2010

We believe that our leased facilities are adequate to meet our current needs and that additional facilities will be available to meet our development and expansion needs on commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

The information relating to legal proceedings contained in Note 12 to the Consolidated Financial Statements included in this Annual Report is incorporated into Item 3 of this annual report by this reference.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth certain information with respect to our executive officers:

Name	Age	Position
Wm. Christopher Gorog	55	Chief Executive Officer and Chairman of the Board of Directors
Bradford D. Duea	39	President
Christopher Allen	42	Chief Operating Officer
Suzanne M. Colvin	44	Vice President, Finance and Interim Chief Financial Officer

Wm. Christopher Gorog has served as our chief executive officer and director since September 2000. From September 2000 through May 2003, Mr. Gorog also served as our president. In September 2001, Mr. Gorog was elected chairman of our Board of Directors. From February 1999 to September 2000, Mr. Gorog served as a consultant in the entertainment and media industry, including serving as advisor to J.H. Whitney, an asset management company, in HOB Entertainment, Inc.'s acquisition of Universal Concerts. From November 1995 to February 1999, Mr. Gorog served as president of new business development at Universal Studios, an entertainment company. From January 1995 to November 1995, Mr. Gorog served as executive vice president of group operations at Universal Studios. Mr. Gorog earned a B.A.S. in Telecommunications and Film from San Diego State University.

Bradford D. Duea has served as our president since January 2004. Prior to that, from February 2001 through January 2004, Mr. Duea served in various roles with us, including vice president of business development and vice president of worldwide OEM sales. From January 2000 to February 2001, Mr. Duea served as vice president, corporate development and corporate secretary of People Support, Inc., a provider of electronic customer relationship management solutions. From September 1996 to January 2000, Mr. Duea was an associate of O'Melveny & Myers LLP, a law firm. Mr. Duea holds a B.A. in Law and Society from the University of California at Santa Barbara, an M.B.A. in Finance and International Business from the University of Southern California, and a J.D. from the University of San Diego.

Christopher Allen has served as our chief operating officer since August 6, 2007. Mr. Allen most recently served as vice president, product strategy, design, and marketing for Blockbuster Online. Prior to Blockbuster, Mr. Allen served as vice president of product strategy and marketing at Yahoo! Music. Mr. Allen joined Yahoo! Music in 2004 with that company's acquisition of Musicmatch. From early 2000 to 2004, Mr. Allen served as senior vice president of marketing and strategic planning at Musicmatch. Prior to early 2000, Mr. Allen was a co-founder and head of product marketing and strategic planning at Kablink, an online photo service company. Previously, he spent more than 10 years in product management at pioneering companies AT&T and NCR working on data warehouse decision support, predictive analysis, and business intelligence/CRM initiatives. Mr. Allen received a B.S. in electrical engineering from the University of Notre Dame, an M.S. in electrical engineering and computer science from the Georgia Institute of Technology, and an M.B.A. from the University of San Diego.

Suzanne M. Colvin has served as our vice president, finance, since April 2004 and became our interim CFO in January 2008. From July 1999 to April 2004, Ms. Colvin served as vice president, finance at Exodus Communications and its successor companies Cable & Wireless America and Savvis Communications. From June 1998 to July 1999, Ms. Colvin was vice president, finance, controller for Cohesive Technology Solutions, an IT Services firm that was acquired by Exodus Communications in July 1999. Ms. Colvin began her professional career as an auditor at Price Waterhouse where she worked for 8 years in their San Jose California High Technology Practice. Ms. Colvin received a B.S. in Business Administration with a concentration in Accounting from California Polytechnic State University, San Luis Obispo, and she holds an active CPA certification.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Price Range of Common Stock

Our common stock is listed on the Nasdaq Global Market under the symbol "NAPS". The approximate number of holders of record of our common stock as of May 31, 2008 was 750.

Our common stock was first listed on the Nasdaq National Market on May 4, 2001. The range of high and low sales prices of our common stock, as reported by the Nasdaq Global Market (and previously the National Market System), for fiscal 2007 and 2008 is as follows:

Quarter Ended	High	Low
June 30, 2006	$5.10	$2.95
September 30, 2006	$4.49	$2.55
December 31, 2006	$4.92	$3.51
March 31, 2007	$4.49	$3.55
June 30, 2007	$4.46	$3.33
September 30, 2007	$3.41	$2.45
December 31, 2007	$3.71	$1.89
March 31, 2008	$2.12	$1.33

Company Stock Price Performance

Set forth below is a line graph comparing the percentage change in the cumulative total return on our common stock with the cumulative total return of the Nasdaq Composite Index for the Nasdaq Stock Market (U.S. Companies), and the S&P North American Technology Internet Index for the period commencing on March 31, 2003 and ending on March 31, 2008. The graph assumes that $100 was invested in Napster common stock and in each of the other indexes on March 31, 2003 and that all dividends were reinvested.

The comparisons in the graph below are based on historical data (with Napster common stock prices based on the closing price on the dates indicated) and are not intended to forecast the possible future performance of our common stock.

The following performance graph shall not be deemed to be soliciting material or to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or incorporated by reference in any document so filed.

Comparison of Cumulative Total Return
Among Napster, the Nasdaq Composite Index, and the S&P North American Technology Internet Index for the Nasdaq Stock Market (U.S. Companies)


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
March 2008
250.00
200.00
150.00
100.00
50.00
0.00
2003
2004
2005
2006
2007
2008
Napster, Inc.
NASDAQ Composite
S&P North American Technology Internet Index

The above indexes are the most comparable indexes to the indexes used in the prior years. Both of the indexes used in the prior year report ceased to exist.

In accordance with the terms applicable to restricted stock awards to our employees, we require our employees to deliver shares of our common stock to us in order to satisfy any applicable tax withholding requirements that arise in connection with the vesting of their restricted stock awards. During the three months ended March 31, 2008, our employees delivered 816 shares of our common stock to us to satisfy tax-withholding obligations with respect to restricted stock awards that vested during such period.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data of Napster reflect our historical operating results and balance sheet data. Our consolidated statement of operations data set forth below for the years ended March 31, 2008, 2007, 2006, 2005, and 2004 and the consolidated balance sheet data as of March 31, 2008, 2007, 2006, 2005 and 2004 are derived from consolidated financial statements. The audited consolidated statements of operations for the years ended March 31, 2008, 2007 and 2006 and the audited consolidated balance sheets as of March 31, 2008 and 2007 are included elsewhere in this Report. This selected historical consolidated financial data is not necessarily indicative of our future performance and should be read in conjunction with those financial statements and the notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" also included elsewhere in this Report.

The following selected financial information reflects our online music division as a continuing operation and our previously owned consumer software division as a discontinued operation.

	Year Ended March 31,				
	2008	2007	2006	2005	2004
	(in thousands, except per share amounts)				
Net revenues	$127,452	$111,081	$ 94,691	$ 46,729	$ 11,964
Cost of revenues(1)	91,106	78,646	69,208	37,550	10,530
Gross margin	36,346	32,435	25,483	9,179	1,434
Operating expenses:					
Research and development(1)	9,685	11,045	13,137	12,112	11,952
Sales and marketing(1)	17,963	34,213	51,741	39,249	15,701
General and administrative(1)	23,284	24,311	20,881	23,953	22,055
Restructuring charges	—	—	—	—	1,119
Amortization of intangible assets	4,169	271	1,265	1,936	2,172
Total operating expenses	55,101	69,840	87,024	77,250	52,999
Loss from continuing operations	(18,755)	(37,405)	(61,541)	(68,071)	(51,565)
Other income, net	3,458	4,018	2,811	1,091	634
Loss before income tax benefit (provision)	(15,297)	(33,387)	(58,730)	(66,980)	(50,931)
Income tax benefit (provision)	(1,155)	(1,257)	1,160	15,547	4,515
Loss from unconsolidated entity	—	(1,991)	(289)	—	—
Loss from continuing operations, after income taxes	(16,452)	(36,635)	(57,859)	(51,433)	(46,416)
Income (loss) from discontinued operations, net of tax effect	—	(191)	2,914	21,927	2,003
Net loss	$(16,452)	$(36,826)	$(54,945)	$(29,506)	$(44,413)
Basic and diluted net loss per share:					
Net loss per share from continuing operations	$ (0.38)	$ (0.85)	$ (1.35)	$ (1.43)	$ (1.69)
Net income (loss) per share from discontinued operations	$ —	$ (0.00)	$ 0.07	$ 0.61	$ 0.07
Basic and diluted net loss per share	$ (0.38)	$ (0.85)	$ (1.28)	$ (0.82)	$ (1.62)
Weighted average shares used in computing net loss per share Basic and diluted	43,537	43,187	42,989	36,065	27,496

(1) Amounts reported in continuing operations include stock-based compensation expense as follows (in thousands):

	Year Ended March 31,				
	2008	2007	2006	2005	2004
Cost of revenues	$ 81	$ 36	$ 5	$ —	$ —
Research and development	1,004	754	164	5	12
Sales and marketing	521	518	74	34	54
General and administrative	2,558	3,177	699	637	838
	$ 4,164	$ 4,485	$ 942	$ 676	$ 904

	March 31,				
	2008	2007	2006	2005	2004
			(in thousands)		
Consolidated Balance Sheet Data:					
Working capital	$ 35,061	$ 41,042	$ 74,406	$131,535	$ 35,373
Total assets	116,307	121,729	155,541	220,882	201,987
Long-term capital lease	8	13	17	30	68
Total stockholders' equity	72,301	84,706	115,773	171,393	143,020

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and notes thereto included elsewhere in this Report. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results contemplated by these forward-looking statements due to certain factors, including those discussed in Item IA, "Risk Factors", and elsewhere in this Report.

As discussed further in the "Executive Summary" section below, we completed the sale of our Consumer Software Division ("CSD") in December 2004. Unless otherwise indicated, Management's Discussion and Analysis of Financial Condition and Results of Operations relate to our continuing operations.

Overview

This overview provides our perspective on the following individual sections of Management's Discussion and Analysis:

- *Executive Summary*—a high level discussion of the business including a discussion of our strategy, opportunities, challenges and risks.
- *Significant Transactions*—a discussion of our significant acquisitions and divestitures.
- *Critical Accounting Policies and Estimates*—a discussion of accounting policies that require critical judgments and estimates.
- *Results of Operations*—an analysis of our consolidated results of operations for the years presented in our financial statements.
- *Liquidity and Capital Resources*—an analysis of cash flows, sources and uses of cash, and contractual obligations.
- *Recent Accounting Pronouncements*—information on recent accounting pronouncements.

Executive Summary

Napster, a pioneer in digital music, offers interactive music services that enable fans to sample, listen to, subscribe to and purchase from one of the world's largest and most diverse online music catalogs utilizing secure and legal platforms anytime, anywhere. Napster users have access to songs from all major labels and thousands of independent labels, and have many ways to discover, share, acquire and enjoy new music and old favorites.

Subscribers to the Napster service receive unlimited access to our more than 6 million song catalog. Subscribers can either stream or download music with high quality sound and enjoy their music in an advertising-free environment. In addition, subscribers can access many features including radio, Billboard charts and community features, and are able to enjoy their music on a variety of media including personal computers, CDs, MP3 players, music-enabled cellular phones, PDAs and digital media devices for the living room.

All Napster users, whether subscribers or not, may listen to free music clips and may purchase full length music downloads. We offer downloads in the user-friendly, DRM-free, MP3 format, which is compatible with virtually any MP3 player or music phone, including the iPod and iPhone, in the United States. Outside the United States, we currently offer DRM downloads only.

Napster Mobile, our service available over certain carrier wireless networks, gives members access to our extensive song catalog via over-the-air downloads, ringtones, wallpapers as well as other personalization products.

Napster services are currently available in the Americas, Europe and Japan.

Until December 17, 2004, Napster was known as "Roxio, Inc.", and we operated our business in two divisions, CSD and the online music distribution division, also known as Napster. On December 17, 2004, we completed the sale of substantially all of the assets and liabilities of CSD to Sonic Solutions, a California corporation ("Sonic"), including all of the capital stock of certain international subsidiaries. Since the sale of CSD, we have focused exclusively on our online music distribution business under the Napster brand and, since January 3, 2005, have been traded on the Nasdaq Stock Market under the symbol "NAPS".

Napster was incorporated in Delaware in August 2000. Napster is headquartered in Los Angeles.

We derive our primary revenues from online subscriptions and permanent music downloads. The paid Napster service offers subscribers on-demand web access to a wide variety of music that can be streamed or downloaded as well as the ability to purchase individual tracks or albums on an a la carte basis. Subscription and permanent download fees are paid by end user customers in advance either via credit card, online payment systems or redemption of pre-paid cards, gift certificates or promotional codes. Napster's Mobile service, offering over-the-air downloads, is paid by each applicable partner based on actual usage. Napster also periodically licenses merchandising rights and resells hardware that our end users may utilize to store and replay their digital music content.

From the acquisition of Pressplay on May 19, 2003 through the end of fiscal 2007, our digital music distribution business operated at a loss and with negative cash flow. During fiscal 2008, we operated at a loss, but achieved a positive cash flow. We expect to continue to operate at a loss in the near term due to our significant investments to enhance service capabilities, market our products and grow worldwide. We expect our existing cash resources to be sufficient to fund our operations for at least the next twelve months.

The market for digital music is rapidly growing and we expect our digital music distribution business to continue to grow as the industry expands. This market is highly competitive and we expect competition to continue to increase in the future as the market expands. We believe that our unique technology and feature set positions us ahead of many of our competitors. Our overall strategy is to continue to pursue and execute strategic partnerships, continue to innovate by investing in new services and technologies and continue to control our subscriber acquisition cost and customer turnover.

Significant Transactions

Strategic Partnership with AOL

On January 11, 2007, we entered into an Asset Purchase Agreement with AOL Music Now, LLC and AOL, LLC, collectively referred to as "AOL" and an Advertising Agreement with AOL, LLC, collectively the "Agreement". Under the terms of the Agreement, all of the subscribers to the AOL Music Now service, together with certain related assets and liabilities, were transferred to Napster on March 15, 2007. Additionally, we were granted certain exclusive advertising rights throughout the AOL Music Channel for one year, and AOL guaranteed to deliver a minimum amount of advertising impressions to the Company. Under the terms of the Agreement, we paid a total of approximately $11.2 million to AOL, of which $8.0 million was allocated to customer intangible and $4.4 million to advertising activities that were completed in fiscal 2008, offset by $1.2 million of unearned fees.

Investment in Unconsolidated Entity

On October 14, 2005, we entered into a Joint Venture Operating Agreement with Tower Records Japan, Inc. ("Tower Japan"), relating to the formation and operation of a Japan-based joint venture company (the "Joint Venture") for the purpose of operating the Napster music service in Japan. During 2006, we contributed 308.7 million Japanese yen ($2.4 million as of the dates of the contributions) in exchange for a 31.5% ownership interest and Tower Japan contributed a total of 671.3 million Japanese yen for a 68.5% ownership interest. Tower Japan is obligated to arrange or provide debt or equity funding, including through an unsecured revolving line of credit. Napster has no obligation to fund future losses or make additional contributions other than the investment described above. Napster and Tower Japan have customary shareholder rights in the Joint Venture, including veto rights, rights to appoint directors and officers and rights of first refusal.

Under the terms of this agreement, we licensed intellectual property rights to the Joint Venture, including platform technology and trademarks, in exchange for certain royalties. Tower Japan is also obligated to support the Joint Venture's marketing and advertising activities. The Joint Venture has exclusive rights to operate the Napster service in Japan, and launched its service during October 2006.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Note 1 to the Consolidated Financial Statements provides a summary of our significant accounting policies. Certain of these policies require substantial judgment on the part of management. On an ongoing basis, we evaluate significant estimates used in preparing our financial statements, including those related to:

- revenue recognition,
- music publishing rights and music royalty accruals,
- capitalized software development costs,
- goodwill and long-lived intangible asset impairment
- fair value of short-term investments,
- income taxes,
- contingencies, and
- equity instruments.

Actual results could differ from these estimates. These critical accounting policies and the effect that changes in management's estimates could have on our consolidated financial statements are further described below.

Revenue Recognition

We recognize revenues in accordance with Staff Accounting Bulletin 104, "Revenue Recognition in Financial Statements", EITF 00-21 "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), and EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" ("EITF 99-19"). In general, we recognize revenue, net of sales related taxes, when there is persuasive evidence of an arrangement, the fee is fixed or determinable, the product or services have been delivered and collectability of the resulting receivable is reasonably assured.

Music subscriptions are paid in advance, typically for monthly or annual periods. Music subscription revenues are recognized ratably on a daily basis over the subscription period. Revenues from sales of individual songs or albums by download are recognized at the time the music is delivered, digitally, to the end user. Revenues from pre-paid cards and promotions are deferred and then generally recognized as (i) tracks are downloaded by the end users, or (ii) if redeemed for a subscription, over the subscription period. In cases where prepaid promotions are not expected to be redeemed, revenue is recognized when we have no further obligation to provide services or refund the associated prepayments ("breakage"). Effective in October 2006, revenue from prepaid cards is recognized ratably over the usage period, including estimated breakage based on historical experience. Prior to October 2006 we did not have sufficient historical experience to estimate prepaid card breakage rates, and recognized prepaid card breakage only when our obligation to honor the redemption of the prepaid card had legally expired. Revenues from licensing of Napster trademarks are recognized upon receipt of royalty reports from the licensee or, for prepaid royalties, when we provide or have no further obligation to provide services.

We have arrangements whereby customers pay one price for multiple products and services. In some cases, these arrangements involve a combination of hardware and services. In other cases, the customer pays a single price for multiple music downloads and months of music subscriptions. For arrangements with multiple deliverables, revenue is recognized upon the delivery of the separate units in accordance with EITF 00-21. Consideration from multiple element arrangements is allocated among the separate elements based on their relative fair values. In the event that there is no objective and reliable evidence of fair value, the revenue recognized upon delivery is the total arrangement consideration less the fair value of the undelivered items. The maximum revenue recognized on a delivered element is limited to the amount that is not contingent upon the delivery of additional items.

We have arrangements with certain customers whereby the customer provides goods or services to us. Our revenue and the charges for the goods or services provided by a customer are accounted for in accordance with EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer", including subsequent interpretations. The costs of separately identifiable goods or services received by us from a customer are valued at the cost we would incur to procure the same goods or services from a non-customer third party. If the goods or services cannot be separated, the total consideration is recorded as a reduction of revenues. Consideration paid to customers under these arrangements that exceeds the separately identifiable value of the goods or services provided would be reflected as a reduction of the customer's revenue.

We recognize revenue gross or net in accordance with EITF 99-19. In most arrangements, we contract directly with the end user customers, are the primary obligor and carry all collectability risk. Revenue in these arrangements is recorded on a gross basis. In some cases, we utilize third parties to sell products or services directly to end user customers, and we carry no collectability risk. In some cases, we pay certain costs for the third party and are reimbursed at cost plus a small mark-up. In both of those instances, we report the revenue net of the amounts paid to the third party.

Management exercises significant judgment in determining the fair value of multiple elements within revenue arrangements or separately identified goods or services, in assessing when prepaid promotions or royalties no longer involve a future obligation and in estimating future breakage rates. These estimates represent our best estimates, but changes in circumstances relating to the products and services sold in these arrangements could have a material impact on our financial position and results of operations.

Music Publishing Rights and Music Royalty Accruals

Under copyright law we are required to pay licensing fees for compositions embodied in digital sound recordings and for the sound recordings themselves that we deliver in our Napster service. Copyright law may not specify the rate and terms of the licenses, which are often determined by voluntary negotiations among the parties or, for certain compulsory publishing licenses where voluntary negotiations are unsuccessful, by arbitration. There are certain geographies and agencies where we do not have finalized rates to be applied to the current or historic sales of compositions within our digital music offerings. We accrue for the cost of these fees in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies" ("SFAS No. 5"), based on contracted or statutory rates, when established, or management's best estimates based on facts and circumstances regarding the specific music services and agreements in similar geographies or with similar agencies. While Napster bases its estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, actual results may differ significantly from these estimates under different assumptions or conditions and, as a result, could have a material impact on our financial position and results of operations.

Capitalized Software Development Costs

Internal use software. Software development costs incurred as part of an approved project plan that result in additional functionality to internal use software are capitalized and amortized on a straight-line basis over the estimated useful life of the software, generally three years.

Software held for sale. Development costs of computer software to be sold, leased or otherwise marketed are subject to capitalization beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. We have not capitalized any such software development costs as technological feasibility is generally not established until a working model is completed, at which time substantially all development is complete.

Management applies significant judgment when determining whether products under development are technologically feasible or whether it is probable that they will result in additional functionality. These judgments include assessments of our development progress and expected performance. Additionally, the future realizability of capitalized software costs is subject to regular review by management, who consider expected future benefits. The estimates of expected future benefits include judgments about growth in demand for our products, performance by our strategic partners and fair values for related services. Changes in these estimates could require us to write down the carrying value of these capitalized amounts, which could materially impact our financial position and results of operations.

Goodwill and Long-Lived Intangible Asset Impairment

We account for goodwill and identifiable intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). We evaluate the carrying value of goodwill on an annual basis and more frequently if certain impairment indicators are present. We will adjust the carrying value if the asset's value has been impaired.

Identifiable intangible assets are amortized over their estimated useful lives reflecting the pattern in which the economic benefits of the intangible assets are consumed. When circumstances warrant, Napster periodically evaluates any possible impairment of long-lived assets, including intangible assets other than goodwill.

Management exercises significant judgment in evaluating the carrying value of goodwill and determining the pattern of economic benefits for intangible assets. Changes in these estimates could require us to write down the carrying value of goodwill and long-lived intangible assets, which could materially impact our financial position and results of operations.

Fair Value of Short-term Investments

We classify our short-term investments into categories in accordance with the provisions of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Short-term investments are classified as available-for-sale, which are reported at fair market value with the related unrealized gains and losses, net of taxes, included in other comprehensive income (loss). The fair value of our cash equivalents and investments are based on quoted market prices or management's estimates based on the best information available in the circumstances.

We review our investment portfolio to identify and evaluate investments that have indications of other than temporary impairment. Factors considered in determining whether a loss is temporary include the magnitude of the decline in market value, the length of time the market value has been below cost (or adjusted cost), credit quality, and our ability and intent to hold the securities for a period of time sufficient to allow for any anticipated recovery in market value. Changes in these estimates could require us to write down the carrying value of these investments, which could materially impact our financial position and results of operations.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." As part of the process of preparing our consolidated financial statements we are required to determine our income taxes in each of the jurisdictions in which we operate. This process involves determining our current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must assess the likelihood that our deferred tax assets will be recovered from various means, including future taxable income, and, to the extent we believe that recovery is not more likely than not, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. The above process is computed separately for each jurisdiction of continuing operations, the discontinued operation and elements of other comprehensive income.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. As of March 31, 2008, we have recorded a full valuation allowance against our deferred tax assets, net of reversing deferred tax liabilities, due to uncertainties related to our ability to utilize our deferred tax assets, primarily consisting of net operating losses and accrued liabilities and other provisions not currently deductible for tax purposes. The timing of the reversal of the remaining deferred tax liability related to the election to step up the tax basis of the Pressplay goodwill is indefinite. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

Contingencies

We account for contingent liabilities in accordance with SFAS No. 5, pursuant to which contingent liabilities are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Management applies significant judgment when estimating probable amounts of contingent liabilities. Future negotiations regarding the contingent obligations could cause the ultimate obligation to be less than or greater than the amount estimated. Changes in these estimates could require us to take additional charges or benefits in future periods, which could materially impact our financial position and results of operations.

Equity Instruments

Effective April 1, 2006, we adopted the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"), which requires the measurement and recognition of compensation expense for all stock-based awards issued to employees and directors based on estimated fair values, under the modified prospective method. Under SFAS No. 123(R), compensation expense for all share-based compensation awards is recognized on a straight-line basis over the period the employee performs the related services, generally the vesting period, net of estimated forfeitures. Napster estimates forfeitures based on historical experience and revises the rates, if necessary, in subsequent periods if actual forfeitures differ from previous estimates.

Management applies significant judgment when determining estimated forfeiture rates. While Napster bases its estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, actual results may differ significantly from these estimates under different assumptions or conditions and, as a result, could have a material impact on our financial position and results of operations.

Results of Operations

Fiscal 2008 as compared to fiscal 2007

The following table sets forth our results as a percentage of total net revenues for the periods indicated. These operating results are not necessarily indicative of the results for any future period.

	As a Percentage of Net Revenues For the Year Ended March 31, 2008	2007
Net revenues	100%	100%
Cost of revenues	71%	71%
Gross margin	29%	29%
Operating expenses:		
Research and development	8%	10%
Sales and marketing	14%	31%
General and administrative	18%	22%
Amortization of intangible assets	3%	—%
Total operating expenses	43%	63%
Loss from continuing operations	(14)%	(34)%
Other income, net	3%	4%
Loss before income tax benefit	(11)%	(30)%
Income tax benefit (provision)	(1)%	(1)%
Loss from unconsolidated entity	—%	(2)%
Net loss	(12)%	(33)%

Net Revenues

The following table sets forth, for the periods indicated, the summary of our revenues by revenue type:

	Year Ended March 31,		As a Percentage of Net Revenues For the Year Ended March 31,	
	2008	2007	2008	2007
	(in thousands)			
Online music revenues:				
Service	$126,483	$110,380	99%	99%
Product and trademark license	969	701	1%	1%
Total online music revenues	$127,452	$111,081	100%	100%

Service Revenues

Service revenues are comprised of the amounts we directly charged end users, net of refunds, our net proceeds from third parties that resell our services and for which we are required to report revenue "net" in accordance with EITF 99-19, royalties received on service revenues earned through our joint venture partnership, and other amounts received from third parties for the right to promote or distribute our services, net of any consideration paid to those customers in accordance with EITF 01-09.

Service revenues increased $16.1 million for fiscal 2008 compared to fiscal 2007 primarily due to a $21.9 million increase in revenues attributable to our subscribers offset by a $2.6 million decrease in revenues attributable to non-subscribers and a $3.2 million decrease in non-recurring service revenue items. Revenue from subscribers increased substantially due to the full year benefit of the AOL Music now subscribers that were transitioned in March 2007. It also increased due to organic growth as we added 21% more new paid subscribers world-wide during fiscal 2008 than fiscal 2007. Revenue from non-subscribers decreased slightly because our marketing campaigns focused on our subscription business. Non-recurring breakage revenue totaled $2.9 million in fiscal 2008 and was comprised of $1.9 million of subscription breakage revenue, $800,000 of royalty breakage revenue and approximately $200,000 of other service revenue.

We ended fiscal 2008 with 761,000 subscribers compared to 830,000 at the end of fiscal 2007. The March 31, 2007 subscribers included 225,000 subscribers transitioned from AOL Music now during mid-March 2007. These transitioned subscribers had an average subscription value that was lower than our previous average service revenue per subscriber. Adjusted for these subscriber additions, our average service revenue per subscriber was relatively flat year over year.

Since we are beginning fiscal 2009 with a lower subscriber base than the beginning of fiscal 2008, we anticipate that fiscal 2009 growth in service revenues will depend in part on consumer interest in new products, as well as growth and adoption of new compatible wireless handset devices. Near term, service revenues will be impacted by normal summer seasonality.

Product and License Revenues

Product and license revenues for fiscal 2008 increased $268,000 compared to fiscal 2007, primarily due to $700,000 of non-recurring trademark license revenue offset by the timing of hardware promotional programs. We expect that product and license revenues will continue to be a small portion of net revenues and fluctuate depending on our product promotions and trademark licenses that we enter into each quarter.

Geographic Revenues

The following table sets forth, for the periods indicated, the summary of our revenues by geography based on the entity that received the revenue:

	Year Ended March 31,		As a Percentage of Net Revenues For the Year Ended March 31,	
	2008	2007	2008	2007
	(in thousands)			
Revenues:				
North America	$104,191	$ 92,227	82%	83%
Europe	23,261	18,854	18%	17%
Net revenues	$127,452	$111,081	100%	100%

North America revenue increased in fiscal 2008 compared to fiscal 2007 primarily due to growth in subscriber revenue offset by the fact that non-recurring revenue for fiscal 2008 declined $1.4 million compared to fiscal 2007.

European revenue increased in fiscal 2008 compared to fiscal 2007 primarily because our German operation launched in mid fiscal 2007 and we had a full year benefit of this business' growth during fiscal 2008. This growth was offset by $1.1 million of non-recurring promotional revenue in fiscal 2007 compared to zero in fiscal 2008.

We anticipate that the proportion of revenue outside of the United States will fluctuate as a result of continued marketing activities and initiatives focused on world-wide customer growth.

Gross Margin

The following table sets forth, for the periods indicated, our gross margin:

	Year Ended March 31,		As a Percentage of Related Revenues For the Year Ended March 31,	
	2008	2007	2008	2007
	(in thousands)			
Gross margin:				
Service	$36,767	$34,177	29%	31%
Product and trademark license	(421)	(1,742)	(43)%	(249)%
Total gross margin	$36,346	$32,435	29%	29%

Service gross margin is the profit from revenues after deducting the cost of royalties to content providers and publishers, technical support, bandwidth and hosting costs, depreciation and amortization of infrastructure and certain identifiable intangible assets related to the delivery of the services, and any other direct costs of providing the services. Product and trademark license gross margin is the profit from revenues after deducting the cost of product sold, order fulfillment services, product shipping costs and any other direct expenses to deliver the product or trademark licenses.

Service gross margin decreased two percentage points in fiscal 2008 compared to fiscal 2007 primarily due to the non-recurring breakage revenues and associated cost of revenues recognized in both years. Excluding non-recurring revenues and their associated cost of revenues, service gross margin for fiscal 2008 and 2007 was 28% and 27%, respectively. The improvement was due to the shift of our revenue mix to a larger proportion of higher-margin subscriptions. Non-recurring items excluded from the above calculation are the $2.9 million and $6.1 million of non-recurring breakage revenue for fiscal 2008 and 2007, respectively, as well as the associated $870,000 cost of revenues for fiscal 2008.

Product and trademark license gross margin as a percentage of related revenue during fiscal 2008 compared to fiscal 2007 varies primarily due to the terms of hardware promotions and the volume of trademark licenses in each period. Product and trademark license margin was negative in both fiscal 2008 and 2007 because we offered product bundles where the end user could purchase an MP3 player at a deeply discounted price with the purchase of an extended subscription. A portion of the bundle price in these arrangements has been allocated to service revenue in accordance with EITF 00-21. The improvement in product and trademark license gross margin for fiscal 2008 compared to fiscal 2007 is also due to $700,000 of the non-recurring trademark license revenue recognized in the second quarter of fiscal 2008 that had no associated cost of revenues.

Service headcount dedicated to maintaining content and providing customer care was 13 at both March 31, 2008 and 2007.

We anticipate that gross margins will fluctuate in the future depending on product mix, high margin non-recurring revenue items and low margin hardware promotions.

Operating Expenses

We classify operating expenses as research and development, sales and marketing and general and administrative. Each category includes related expenses for salaries, employee benefits, incentive compensation, stock-based compensation, travel, telephone, communications, facility costs and professional fees. Our sales and marketing expenses include additional expenditures specific to the marketing group, such as public relations, advertising, trade shows, marketing collateral materials and subscriber acquisition and retention costs, as well as expenditures specific to the sales group, such as commissions and referral fees paid to marketing partners. In addition, we include amortization of certain identifiable intangible assets as operating expenses.

The following table sets forth, for the periods indicated, our operating expenses:

	Year Ended March 31,		As a Percentage of Net Revenues For the Year Ended March 31,	
	2008	2007	2008	2007
	(in thousands)			
Research and development	$ 9,685	$11,045	8%	10%
Sales and marketing	17,963	34,213	14%	31%
General and administrative	23,284	24,311	18%	22%
Amortization of intangible assets	4,169	271	3%	—%
Total operating expenses	$55,101	$69,840	43%	63%

Research and Development

Research and development ("R&D") expenses consist primarily of salary, benefits (including stock-based compensation) and contractors' fees for our development and other costs associated with the minor enhancements of existing products, development of new services or development of new features for existing services.

R&D expenses decreased for fiscal 2008 compared to fiscal 2007. The decrease can be attributed to lower headcount, increased utilization of our internal resources on capitalizable projects and fewer outside contractors in fiscal 2008. Those decreases were offset by higher stock-based compensation expense as more stock grants were issued in fiscal 2008 and by a one-time reimbursement from Napster Japan for R&D projects recognized as a reduction in R&D costs in fiscal 2007.

Research and development headcount was 56 at March 31, 2008 and 60 at March 31, 2007.

We expect R&D spend to remain relatively flat in the future, while our actual operating expense will vary depending on whether the costs of the development initiatives must be capitalized under U.S. generally accepted accounting principles capitalization rules.

Sales and Marketing

Sales and marketing expenses consist primarily of salary and benefits (including stock-based compensation) for sales and marketing personnel, referral fees paid to marketing partners, other subscriber acquisition and retention costs, as well as costs associated with advertising and promotions.

Sales and marketing expenses decreased in fiscal 2008 compared to fiscal 2007 primarily due to a $14.5 million reduction in fixed cost marketing programs and a shift to variable cost marketing programs with strategic distribution partners who are paid only when we acquire new trial or paying subscribers. The remaining $1.8 million decrease in fiscal 2008 is attributable to reduced personnel costs, since we need fewer employees and outside contractors to manage the current sales and marketing programs and the fact that we centralized our European sales and marketing activities in February 2007.

Sales and marketing headcount was 28 at March 31, 2008 and 27 at March 31, 2007.

We expect to keep overall marketing spend at a reduced run rate. However, sales and marketing expenses, which are primarily driven by our partner based variable cost model, will fluctuate depending on new subscriber growth.

General and Administrative

General and administrative expenses consist primarily of salary and benefits (including stock-based compensation) for executive and administrative personnel, professional services, administrative outsources and other general corporate activities.

General and administrative expenses decreased for fiscal 2008 compared to fiscal 2007 primarily due to a decrease of approximately $1.1 million in personnel related expenses because of lower headcount and associated costs, a decrease of approximately $600,000 in stock-based compensation, offset by an approximately $700,000 net increase in administrative outsource fees. The decrease in stock-based compensation is a result of an out-of-period adjustment totaling $650,000 recorded in fiscal 2007 to record adjustments related to stock-based compensation on options issued primarily from fiscal 2002 to 2005.

General and administrative headcount, including all corporate general and administrative employees, was 36 at March 31, 2008 and 38 at March 31, 2007.

We expect controllable general and administrative expenses to remain steady near term. Overall general and administrative expenses will fluctuate depending on the costs we incur to evaluate and defend against recent legal and other claims, and the costs of other administrative fees that increase as our revenues grow.

Amortization of Intangible Assets

Beginning March 2007, we had amortization expense related to the customer intangible acquired through the Asset Purchase Agreement with AOL. Future amortization expense will reflect the pattern in which the economic benefits of the AOL customer intangible asset are consumed.

Loss from Unconsolidated Entity

The loss from unconsolidated entity represents our 31.5% portion of the loss incurred by Napster Japan during the periods presented, limited to the extent of our cumulative equity contributions. We do not expect to record further losses from Napster Japan unless we contribute additional capital in the future. Napster, LLC has no obligation to fund future losses or provide additional capital contributions to Napster Japan. In the event that Napster Japan issues additional equity ownership in the future and we do not participate in the financing, our ownership interest in Napster Japan would be diluted.

Other Income, Net

Other income, net, consists primarily of interest income on our cash, cash equivalents and short-term investments, realized gains (losses) due to foreign currency fluctuations, interest expense and other miscellaneous income.

Other income, net, decreased approximately $560,000 in fiscal 2008 compared to fiscal 2007 due primarily to lower interest rates on our cash, cash equivalents and short-term investments balance and higher foreign currency remeasurement losses, offset by a $638,000 benefit recognized upon the resolution of contingencies related to the Roxio spin off from Adaptec in the first quarter of fiscal 2008.

We expect interest and investment income, net, to vary in the future due to investment rate changes, foreign currency fluctuations and other non-recurring items.

Income Tax Benefit

We have recorded a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. In the event that deferred tax assets would be realizable in the future in excess of the net recorded amount, an adjustment to the valuation allowance on deferred tax assets would increase income in the period such determination was made.

During January 2005, following the divestiture of CSD, which utilized substantially all of our tax operating losses, Napster made a tax election to step up the basis in the Pressplay goodwill for tax purposes. As a result, the Pressplay goodwill is deductible for tax purposes, which creates a tax timing difference that is presented as a deferred tax liability and deferred tax expense. As realization of this taxable temporary difference is not assured, a net tax expense related to this item is recorded.

The tax provisions for fiscal 2008 and 2007 represent primarily state franchise taxes, foreign taxes and the timing difference related to the Pressplay goodwill. In the near term, we expect to continue to incur minimal income taxes as we are anticipating losses from operations.

We are subject to various tax rates in the jurisdictions in which we do business. Our tax provision does not take into account any future benefit from loss carryforwards, which may be realized if we again achieve profitability and begin generating taxable income.

Income from Discontinued Operations

Napster had no ongoing activity in the discontinued operations during fiscal 2008 and 2007. The loss from discontinued operations in fiscal 2007 is comprised of an additional charge related to adjustments to stock-based compensation on options issued primarily from fiscal 2002 to 2005 offset by the net tax benefit from the favorable resolution of previously provided tax contingencies related to CSD.

Fiscal 2007 as compared to fiscal 2006

The following table sets forth our results as a percentage of total net revenues for the periods indicated. These operating results are not necessarily indicative of the results for any future period.

	As a Percentage of Net Revenues For the Year Ended March 31,	
	2007	2006
Net revenues	100%	100%
Cost of revenues	71%	73%
Gross margin	29%	27%
Operating expenses:		
Research and development	10%	14%
Sales and marketing	31%	55%
General and administrative	22%	22%
Amortization of intangible assets	—%	1%
Total operating expenses	63%	92%
Loss from continuing operations	(34)%	(65)%
Other income, net	4%	3%
Loss before income tax benefit	(30)%	(62)%
Income tax benefit (provision)	(1)%	1%
Loss from unconsolidated entity	(2)%	—%
Loss from continuing operations, after income taxes	(33)%	(61)%
Income from discontinued operations, net of tax effect	—%	3%
Net loss	(33)%	(58)%

Net Revenues

The following table sets forth, for the periods indicated, the summary of our revenues from continuing operations by revenue type:

	Year Ended March 31,		As a Percentage of Net Revenues For the Year Ended March 31,	
	2007	2006	2007	2006
	(in thousands)			
Online music revenues:				
Service	$110,380	$90,784	99%	96%
Product and license	701	3,907	1%	4%
Total online music revenues	$111,081	$94,691	100%	100%

Service Revenues

Service revenues increased for fiscal 2007 compared to fiscal 2006 primarily due to growth in our subscriber base, international expansion and new revenue streams, offset by a decrease in revenue from music downloads. During fiscal 2007 we had a full year revenue benefit from the fiscal 2006 paid subscriber growth. Additionally, the Napster music service was launched in Germany during December 2005 and in Japan during October 2006. This increase in our subscriber base and international expansion drove an $18.8 million increase in subscription service revenues. We also began marketing new revenue streams such as advertising during May 2006 and our Napster Mobile music service during August 2006. New revenue streams contributed $1.5 million of net revenue during fiscal 2007.

The service revenues in fiscal 2007 also included (a) approximately $4.0 million of non-recurring revenues related to prepaid cards that were sold previously and that we estimate will never be redeemed and for which we have no further obligation ("prepaid card breakage") and (b) a decrease of approximately $4.7 million in download revenue, because our growing base of subscription customers do not need to purchase individual song tracks.

For the purpose of paid subscriber calculations, we included university subscribers, Japanese subscribers, Napster Mobile subscribers and the over 225,000 AOL Music Now subscribers as of their March 15, 2007 transition date.

Product and License Revenues

Product and license revenues for fiscal 2007 decreased $3.2 million compared to fiscal 2006 primarily due to the timing of hardware promotional programs. Fiscal 2006 included a single hardware promotion that resulted in $2.9 million of revenue, which was not continued in 2007.

Geographic Revenues

The following table sets forth, for the periods indicated, the summary of our revenues from continuing operations by geography:

	Year Ended March 31,		As a Percentage of Net Revenues For the Year Ended March 31,	
	2007	2006	2007	2006
	(in thousands)			
Revenues:				
North America	$ 92,227	$83,054	83%	88%
Europe	18,854	11,637	17%	12%
Net revenues	$111,081	$94,691	100%	100%

The revenue increase in North America for fiscal 2007 compared to fiscal 2006 was primarily due to a $12.3 million increase in subscriber revenue, the $4.0 million in prepaid card breakage, the $1.5 million of revenue from new revenue streams, offset by the $3.2 million decrease in product revenue and a $5.4 million decrease in download revenue. The increase in service revenue was primarily due to the paid subscriber increase in the past two years.

The increase in revenue in Europe for fiscal 2007 compared to fiscal 2006 was primarily related to the launch of music service in Germany in December 2005.

Gross Margin

The following table sets forth, for the periods indicated, our gross margin from continuing operations:

	Year Ended March 31,		As a Percentage of Related Revenues For the Year Ended March 31,	
	2007	2006	2007	2006
	(in thousands)			
Gross margin:				
Service	$34,177	$26,316	31%	29%
Product and trademark license	(1,742)	(833)	(249)%	(21)%
Total gross margin	$32,435	$25,483	29%	27%

Service gross margin is the profit from revenues after deducting the cost of royalties to content providers and publishers, technical support, bandwidth and hosting costs, depreciation and amortization of infrastructure and certain identifiable intangible assets related to the delivery of the services, and any other direct costs of providing the services. Product and license gross margin is the profit from revenues after deducting the cost of product sold, order fulfillment services, product shipping costs and any other direct expenses to deliver the product or trademark licenses.

Service gross margin as a percentage of related revenue improved in fiscal 2007 compared to fiscal 2006 primarily due to the non-recurring prepaid card breakage revenues, which had no associated direct costs. Excluding non-recurring revenues, service gross margin for fiscal 2007 decreased one percentage point from fiscal 2006. This change was primarily due to increased license fees and additional ongoing expenditures for service infrastructure, offset in part by a change in revenue mix from download revenues to subscription revenues, which have a higher gross margin.

Product and license gross margin dollars decreased for fiscal 2007 compared to fiscal 2006 primarily due to the terms of hardware promotions.

Service headcount dedicated to maintaining content and providing customer care was 13 and 12 at March 31, 2007 and 2006, respectively.

Operating Expenses

We classify operating expenses as research and development, sales and marketing and general and administrative. Each category includes related expenses for salaries, employee benefits, incentive compensation, stock-based compensation, travel, telephone, communications, facility costs and professional fees. Our sales and marketing expenses include additional expenditures specific to the marketing group, such as public relations, advertising, trade shows, marketing collateral materials and subscriber acquisition costs, as well as expenditures specific to the sales group, such as commissions and referral fees paid to marketing partners. In addition, we include amortization of certain identifiable intangible assets as operating expenses.

The following table sets forth, for the periods indicated, our operating expenses from continuing operations:

	Year Ended March 31,		As a Percentage of Net Revenues For the Year Ended March 31,	
	2007	2006	2007	2006
	(in thousands)			
Research and development	$11,045	$13,137	10%	14%
Sales and marketing	34,213	51,741	31%	55%
General and administrative	24,311	20,881	22%	22%
Amortization of intangible assets	271	1,265	—%	1%
Total operating expenses	$69,840	$87,024	63%	92%

Research and Development

Research and development ("R&D") expenses consist primarily of salary, benefits (including stock-based compensation) and contractors' fees for our development and other costs associated with the minor enhancements of existing products, development of new services or development of new features for existing services.

R&D expenses decreased for fiscal 2007 compared to fiscal 2006 primarily due to net lower headcount costs and lower depreciation. Headcount and contractor costs decreased in fiscal 2007 following the release of new products in mid-fiscal 2006, and because we dedicated a portion of our research and development efforts in 2007 on reimbursable projects for Napster Japan. The reduction in headcount costs was offset by the increase in stock-based compensation expense. Depreciation decreased because capital assets were fully depreciated in mid-fiscal 2007.

Research and development headcount was 60 at March 31, 2007 and 63 at March 31, 2006.

Sales and Marketing

Sales and marketing expenses consist primarily of salary and benefits (including stock-based compensation) for sales and marketing personnel, referral fees paid to marketing partners, other subscriber acquisition costs, as well as costs associated with advertising and promotions.

Sales and marketing expenses decreased for fiscal 2007 compared to fiscal 2006 due primarily to the reduction in marketing programs. We had substantially reduced our spend and our subscriber acquisition cost over the last year as we had moved away from offline advertising to targeted online spend where we can achieve very low cost per trialer as per our internal targets. We had also increased our focus on our strategic distribution partners where we had moved from our original model of giving advances and guaranteed market development funds to a more variable cost model where we pay bounties only when we acquire subscribers.

Sales and marketing headcount was 27 at March 31, 2007 and 32 at March 31, 2006.

General and Administrative

General and administrative expenses consist primarily of salary and benefits (including stock-based compensation) for executive and administrative personnel, professional services, administrative outsources and other general corporate activities.

General and administrative expenses increased for fiscal 2007 compared to fiscal 2006 primarily due to approximately $1.5 million higher professional and administrative outsource fees and $2.5 million of stock-based compensation, offset by an approximately $600,000 decrease in personnel related expense.

General and administrative headcount, including all corporate general and administrative employees, was 38 at March 31, 2007 and March 31, 2006.

Amortization of Intangible Assets

Beginning March 2007, we had amortization expense related to the customer intangible acquired through the Asset Purchase Agreement with AOL. Amortization of intangible assets for fiscal 2006 consisted of amortization expense related to the intangible assets recorded in connection with our acquisition of Napster's name in December 2002 and Napster, LLC, formerly known as Pressplay, in May 2003. Those intangible assets were fully amortized as of March 31, 2006.

Loss from Unconsolidated Entity

The loss from unconsolidated entity represents our 31.5% portion of the loss incurred by Napster Japan during the periods presented, limited to the extent of our cumulative equity contributions.

Other Income, Net

Other income, net, consists primarily of interest income on our cash, cash equivalents and short-term investments, realized gains (losses) due to foreign currency fluctuations, interest expense, change in the fair value of the hedge and other miscellaneous income.

Other income, net, increased $1.2 million in fiscal 2007 compared to fiscal 2006 due to (1) $1.0 million higher investment income due to higher interest rates, (2) approximately $650,000 lower hedge discount expense in fiscal 2007 following the sale of our shares of Sonic common stock in fiscal 2006, (3) an approximately $650,000 increase in foreign currency gains and (4) a $100,000 decrease in interest expense following pay down and termination of our line of credit, offset by the $1.2 million gain on the sale of the Sonic common stock in fiscal 2006, which did not recur in fiscal 2007.

Income Tax Benefit

We have recorded a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. In the event that deferred tax assets would be realizable in the future in excess of the net recorded amount, an adjustment to the valuation allowance on deferred tax assets would increase income in the period such determination was made.

During January 2005, following the divestiture of CSD, which utilized substantially all of our tax operating losses, Napster made a tax election to step up the basis in the Pressplay goodwill for tax purposes. As a result, the Pressplay goodwill is deductible for tax purposes, which creates a tax timing difference that is presented as a deferred tax liability and deferred tax expense. As realization of this taxable temporary difference is not assured, a net tax expense related to this item is recorded.

The tax provisions for fiscal 2007 and 2006 represent primarily state franchise taxes, foreign taxes and the timing difference related to the Pressplay goodwill. The tax benefit in continuing operations in fiscal 2006 included a $2.5 million tax benefit corresponding to the tax provision for the discontinued operations $5.4 million gain on divestiture.

Income from Discontinued Operations

Napster had no ongoing activity in the discontinued operations during fiscal 2007 and 2006. The loss from discontinued operations in fiscal 2007 is comprised of an additional charge related to adjustments to stock-based compensation on options issued primarily from fiscal 2002 to 2005 offset by the net tax benefit from the favorable resolution of previously provided tax contingencies related to CSD. During March 2006, Napster and Sonic settled all adjustments described in the divestiture agreement and Napster recognized an additional $4.5 million gain on the divestiture, net of taxes.

Liquidity and Capital Resources

We ended fiscal 2008 with $69.8 million in cash, cash equivalents and short-term investments. These amounts consist principally of commercial paper, asset-backed securities, corporate securities, municipal securities and U.S. government agencies securities. This balance represents a $3.3 million increase compared to March 31, 2007.

Our primary ongoing source of cash is receipts from revenues. The primary uses of cash are payroll (salaries and related benefits), general operating expenses (marketing, travel and office rent), payments to content providers, payments for products held for resale, and purchases of property and equipment, including software development costs.

We have significant non-cash expenditures, such as depreciation and amortization, amortization of prepaid marketing expenses, stock based compensation charges and deferred tax expense. We also have significant non-cash changes in working capital, such as accruals for music publishing fees, for which rates have not been finalized and thus only partial payments are being made. If we had been required to make regular quarterly payments of the music publishing fees, our cash flows in fiscal 2008 would have been a burn of approximately $1.9 million. When music publishing rates are finalized, we will be obligated to make retroactive payments for certain unpaid music publishing fees since the inception of Pressplay. As of March 31, 2008, we had accrued approximately $11 million for these fees, which, once finalized, are likely to be payable during calendar 2009.

The municipal securities we held at March 31, 2008 were comprised of one $3.0 million, AAA rated, auction rate security with underlying assets of student loans guaranteed by the U.S. government. That investment was valued at face value and classified as a current asset. We were unable to sell this security in April 2008 due to auction failure. As a result, the funds associated with these failed auctions will not be accessible until the issuer calls the security, a successful auction occurs, a buyer is found outside of the auction process, or the security matures. We do not believe the carrying value of this auction rate security was impaired as of March 31, 2008. This security was reported at par value as of May 31, 2008. At this time, we have not obtained sufficient evidence to conclude that this investment will not be settled in the short term, although the market for this investment is presently uncertain. While the recent auction failure may limit our ability to liquidate this investment for some period of time, we do not believe the auction failures will materially impact our ability to fund our working capital needs, capital expenditures, or other business requirements.

Our working capital was $35.1 million at March 31, 2008.

Financial Position

We believe that the liquidity provided by existing cash, cash equivalents and short-term investments will provide sufficient capital to meet our requirements for at least the next 12 months. We operate and will continue to operate in the near term at a loss, but because of our significant non-cash expenses and changes in working capital, we have had net positive cash flows.

Cash Flow Changes

The following table sets forth, for the periods indicated, the components of cash flow activities (in thousands):

	For the Year Ended March 31,		
	2008	2007	2006
Net loss	$(16,452)	$(36,826)	$(54,945)
Non-cash gain on sale of businesses	—	—	(6,540)
Non-cash expenses	15,851	12,459	9,996
Changes in operating assets and liabilities:			
Deferred revenue	(1,358)	(6,616)	4,603
Accrued liabilities	7,280	2,486	6,019
Other working capital changes	(1,116)	(133)	(3,661)
Net cash provided by (used in) operating activities	$ 4,205	$(28,630)	$(44,528)
Net cash provided by (used in) investing activities	$ (2,025)	$ 11,484	$(28,366)
Net cash used in financing activities	$ (450)	$ (4)	$(14,910)

Cash provided by (used in) operating activities is driven by our net loss, adjusted for non-cash items, and change in operating assets and liabilities. Non-cash adjustments include depreciation and amortization, amortization of prepaid marketing expenses, stock-based compensation expense, deferred income taxes and loss in unconsolidated entities. Other cash changes in operating assets and liabilities include the deferral of revenue, vendor prepayments, and ongoing payment and collection of trade payables and receivables.

Cash provided by (used in) investing activities is primarily attributable to capital expenditures, purchases and sales of short-term investments, investment in (return on investment from) unconsolidated entity and proceeds from divestitures.

Cash provided by (used in) financing activities is driven by our financing activities relating to employee stock plans, principal payments of long-term debts and equity financing.

Fiscal 2008 as compared to fiscal 2007

The $32.8 million increase in net cash provided by operating activities in fiscal 2008 compared to fiscal 2007 is due to (1) the $20.4 million lower net loss in fiscal 2008, (2) $3.4 million of additional non-cash expenses in fiscal 2008, related primarily to amortization of assets recorded as part of the customer acquisition in March 2007, (3) $4.3 million less non cash revenues recognized in fiscal 2008, related primarily to prepaid card breakage revenue recognized in fiscal 2007, and (4) $4.7 million of increased accruals for music publishing and content fees on higher revenues in fiscal 2008.

The decrease in net cash provided by investing activities in fiscal 2008 compared to fiscal 2007 is primarily due to the fact that, after funding the $1.4 million of capital expenditures in fiscal 2008, we moved available funds from cash-equivalent investments to favorable yield short-term investments. During fiscal 2007, we received the $2.2 million cash receipt from Sonic related to the divestiture of CSD in short-term investments and utilized approximately net $9.3 million of short-term investments to fund operations (after paying approximately $11.1 million to purchase AOL customer intangible assets).

Financing activities in both fiscal 2008 and 2007 were due to Employee Stock Purchase Plan contributions offset by the repurchase of stock for required minimum tax withholding on employee stock plan activity.

Fiscal 2007 as compared to fiscal 2006

The decrease in net cash used in operating activities in fiscal 2007 is primarily due to a lower net loss in fiscal 2007 compared to fiscal 2006. Additionally, the decrease in deferred revenue in fiscal 2007 compared to fiscal 2006 was primarily due to the non-recurring prepaid card breakage recognized during fiscal 2007. Changes in other working capital items were primarily related to timing of receipts and payments.

The increase in net cash provided by investing activities in fiscal 2007 compared to fiscal 2006 was primarily due to the fact that we liquidated approximately $20 million of investments to fund operating cash flows during fiscal 2007 and had invested approximately $20 million of proceeds from the divestiture of CSD in fiscal 2006. Other than investment liquidation or new investments, the fiscal 2007 change in investing cash flows included a $2.2 million cash receipt from Sonic related to the divestiture of CSD, offset by an $11.1 million payment to AOL pursuant to the AOL agreement. Fiscal 2006 investing cash flows also included our $2.7 million USD equivalent investment in our Japan Joint Venture and $4.1 million more capital expenditures than in fiscal 2007.

The only financing activities in fiscal 2007 were related to employee stock plans and principal payments on capital lease obligations. In fiscal 2006 we repaid the $15 million outstanding balance under our $17.0 million line of credit.

Contractual obligations

At March 31, 2008, we had fixed non-cancelable contractual obligations including capital leases, operating leases and other non-cancelable contractual obligations as follows (in thousands):

	Non-Cancelable Capital Leases	Non-Cancelable Operating Leases	Other Non-Cancelable Contractual Obligations	Total
Less than one year	$ 6	$1,012	$1,836	$2,854
1- 3 years	8	1,985	—	1,993
3- 5 years	—	—	—	—
More than 5 years	—	—	—	—
	$14	$2,997	$1,836	$4,847

We also have fixed rate commitments to pay fees and royalties on music delivered to our customers, as well as various arrangements with product vendors and other marketing partners to pay fees when new customers from their sites subscribe to our services.

At March 31, 2008 we had no indebtedness for borrowed money.

We expect that as our existing capital leases and operating leases terminate over the next few years, we will enter into new agreements which will result in new obligations.

Off-Balance Sheet Arrangements

As of March 31, 2008, we did not have any off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Recent Accounting Pronouncements

For recent accounting pronouncements, see Note 1—Description of Business and Summary of Significant Accounting Policies to the consolidated financial statements appearing in Item 15 of this Report, which are incorporated by reference into this Item 7.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. We maintain our cash, cash equivalents and short-term investments with high quality financial institutions and, as part of our cash management process, we perform periodic evaluations of the relative credit standing of these financial institutions. Amounts deposited with these institutions may exceed federal depository insurance limits. In addition, the portfolio of investments conforms to our policy regarding concentration of investments, maximum maturity and quality of investment.

Some of the securities in which we have invested may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline in value. To reduce this risk, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, asset-backed securities, corporate securities, municipal securities and money market funds. In general, money market funds are not subject to interest rate risk because the interest paid on these funds fluctuates with the prevailing interest rate. All of our short-term investments mature in less than one year.

At March 31, 2008, all $37.2 million of our short-term investments are subject to market risk and mature within one year. The weighted-average yield of those short-term investments was 4.39% at March 31, 2008. Our cash equivalents are invested in commercial paper and money market funds, which are not considered "subject to market risk" because those funds are not subject to significant interest rate risk due to their short maturities.

We do not currently hold any variable interest rate debt. Accordingly, we have not been exposed to near-term adverse changes in interest rates or other market prices. We may, however, experience such adverse changes if we incur debt or hold other derivative financial instruments in the future.

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash, cash equivalents, and short-term investments.

Market risk

At March 31, 2008, we held a $3.0 million investment in one AAA rated auction rate municipal security, for which the underlying assets are student loans guaranteed by the U.S. government. See Liquidity and Capital Resources appearing in Item 7 of this Report.

Exchange rate risk

We market our Napster service in the Americas, Europe and Japan, resulting in transactions denominated in U.S. dollars, Canadian dollars, Chilean pesos, United Kingdom pounds, Euro, Swiss Francs and Japanese Yen. As such, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets.

Transactions denominated in currencies other than the functional currency of the legal entity are remeasured to the functional currency of the legal entity at the period-end exchange rates. Any associated currency re-measurement gains and losses are recognized in current operations.

For our foreign subsidiaries whose functional currency is the local currency, we translate assets and liabilities to U.S. dollars using period-end exchange rates and translate revenues and expenses using average exchange rates during the period. Exchange gains and losses arising from translation of foreign entity financial statements are included as a component of other comprehensive income (loss).

Cash and cash equivalents are predominantly denominated in U.S. dollars. As of March 31, 2008 we held the equivalent of $2.9 million U.S. dollar of cash and cash equivalents in United Kingdom pounds, $1.7 million in Euro and $427,000 in other foreign currencies.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Consolidated Financial Statements and Supplementary Data required by this Item are set forth at the pages indicated in Item 15(a).

Unaudited Quarterly Results of Operations

	Three Months Ended							
	Mar. 31, 2008	Dec. 31, 2007	Sep. 30, 2007	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sep. 30, 2006	June 30, 2006
	(in thousands, except per share data)							
Net revenues	$30,782	$32,798	$31,618	$32,254	$29,133	$ 28,372	$25,460	$28,116
Gross margin	$ 8,152	$ 9,946	$ 9,445	$ 8,803	$ 7,964	$ 8,543	$ 6,934	$ 8,994
Net loss from continuing operations	$ (4,298)	$ (2,826)	$ (5,084)	$ (4,244)	$ (7,543)	$(10,272)	$ (9,002)	$ (9,818)
Net loss	$ (4,298)	$ (2,826)	$ (5,084)	$ (4,244)	$ (8,496)	$ (9,510)	$ (9,002)	$ (9,818)
Net loss per share from continuing operations:								
Basic and diluted	$ (0.10)	$ (0.06)	$ (0.12)	$ (0.10)	$ (0.17)	$ (0.24)	$ (0.21)	$ (0.23)
Net loss per share:								
Basic and diluted	$ (0.10)	$ (0.06)	$ (0.12)	$ (0.10)	$ (0.20)	$ (0.22)	$ (0.21)	$ (0.23)
Weighted average shares used in computing net loss per share:								
Basic and diluted	43,631	43,567	43,540	43,408	43,239	43,217	43,197	43,097

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures.

Our management has evaluated, with the participation of our Chief Executive Officer and our interim Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and our interim Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and our interim Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting.

Management of our Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our Company are being made only in accordance with the authorization of management and directors of our Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2008. In making this assessment, our management used the criteria set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on our assessment of internal controls over financial reporting, management has concluded that, as of March 31, 2008, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm.

PricewaterhouseCoopers, LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting, which is included herein, on page F-2.

Changes in Internal Control over Financial Reporting.

During the quarter ended March 31, 2008 there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information in response to this item is incorporated herein by reference to our definitive proxy statement for our 2008 annual meeting of stockholders expected to be held on September 18, 2008. Information concerning our executive officers is included in Part I.

ITEM 11. EXECUTIVE COMPENSATION

Information in response to this item is incorporated herein by reference to our definitive proxy statement for our 2008 annual meeting of stockholders expected to be held on September 18, 2008.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Except as provided below, information in response to this item is incorporated herein by reference to our definitive proxy statement for our 2008 annual meeting of stockholders expected to be held on September 18, 2008.

Equity Compensation Plan Information

We currently maintain six equity compensation plans: the Amended and Restated 2000 Stock Option Plan (the "2000 Plan"), the Amended and Restated 2001 Stock Plan (the "2001 Plan"), the Amended and Restated 2001 Directors Option Plan (the "Directors Plan"), the Amended and Restated 2001 Employee Stock Purchase Plan (the "ESPP"), the 2002 Stock Plan (the "2002 Plan") and the 2003 Stock Plan (the "2003 Plan").

Equity Compensation Plans Approved by Stockholders. Each of our 2000 Plan, 2001 Plan, Directors Plan and ESPP was approved by Adaptec, our sole stockholder at the time each plan was adopted. The 2003 Plan was approved by our stockholders at our annual meeting of stockholders on September 18, 2003.

Under each of the 2000 Plan, 2001 Plan and 2003 Plan (the "Plans"), our Board of Directors, or a committee of the Board, may grant stock options and restricted stock awards to employees and consultants of Napster or our subsidiaries and to Napster directors. The purchase price of any shares of our common stock subject to an award granted under any of these plans will be determined by our Board or a committee of the Board at the time of grant. Awards granted under these plans may be fully vested at grant or subject to a vesting schedule determined by our Board or a committee of the Board. Each option granted under these plans will expire not more than ten years after its date of grant. Unvested shares of restricted stock are subject to cancellation or to repurchase by Napster upon the termination of the holder's employment or service.

On October 24, 2005, the Board of Directors terminated the authority to grant additional awards under the Directors Plan.

Employees participating in the ESPP may purchase common stock at the end of each purchase period at a purchase price equal to 85% of the lower of the fair market value of the stock at the beginning or the end of the purchase period. Employees generally may contribute up to 10% of their base compensation to the purchase of stock under the plan, but may purchase no more than 750 shares of stock each purchase period. The plan operates in overlapping 24-month offering periods, and each offering period consists of four six-month purchase periods.

Equity Compensation Plan Not Approved by Stockholders. The 2002 Plan did not require approval of, and has not been approved by, our stockholders. The 2002 Plan allows our Board of Directors, or a committee of the Board, to grant stock options and restricted stock awards to employees and consultants of Napster or our subsidiaries. Employees who are Napster officers and Napster directors are not eligible to receive awards under the 2002 Plan. To date, only stock options have been granted under the 2002 Plan. The purchase price of any shares of our common stock subject to an award granted under the 2002 Plan will be determined by our Board or a committee of the Board at the time of grant and may be less than the fair market value of the underlying stock at that time. Stock awards granted under the 2002 Plan may be fully vested at grant or subject to a vesting schedule determined by our Board or a committee of the Board. Each option granted under the 2002 Plan will expire not more than ten years after its date of grant.

Summary Table. The following table sets forth, for each of Napster's equity compensation plans, the number of our shares of common stock subject to outstanding options, the weighted-average exercise price of outstanding options, and the number of shares remaining available for future award grants as of March 31, 2008.

Plan category	Number of shares of Napster common stock to be issued upon exercise of outstanding options(1)	Weighted average exercise price of outstanding options(2)	Napster common stock remaining available for future issuance under equity compensation plans (excluding shares reflected in the first column)
Equity compensation plans approved by stockholders	2,731,058	$ 8.39	8,940,612(3), (4)
Equity compensation plans not approved by stockholders	34,375	$14.09	568,906(5)
	2,765,433	$ 8.46	9,509,518

(1) This column does not reflect shares that may be acquired under the ESPP in the current purchase period because that number is not determinable until the end of the period.

(2) This column does not reflect the price of shares that may be acquired under the ESPP in the current purchase period because that price is not determinable until the end of the period.

(3) Of these shares, 437,278 were available under the ESPP, 1,722,266 shares were available under the 2000 Plan, 5,774,818 shares were available under the 2001 Plan, and 1,006,250 shares were available under the 2003 Plan. The shares available under the Plans are, subject to certain other limits under the Plans, generally available for any type of award authorized under the applicable plan, including options, restricted stock and stock bonuses.

(4) On April 1 of each year during the term of the 2001 Plan, the total number of shares available for award purposes under the 2001 Plan will increase by the lesser of 2,000,000 shares or 6% of the total number of common shares issued and outstanding as of the immediately preceding March 31, or a lesser number determined by the Board of Directors. On April 1 of each year during the term of the ESPP, the total number of shares available for purchase under the ESPP will increase by the lesser of 100,000 shares or 1.5% of the total number of common shares issued and outstanding as of the immediately preceding March 31, or a lesser number determined by the Board of Directors. Accordingly, on April 1, 2008, the aggregate number of shares available for issuance under the 2001 Plan increased by 2,000,000 shares and the aggregate number of shares available for issuance under the ESPP increased by 100,000 shares. The information presented in this table was calculated as of March 31, 2008 and does not reflect these increases, or any possible future increases, to the number of shares available under these plans.

(5) All of these shares are available for option and restricted stock award grants under the 2002 Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information in response to this item is incorporated herein by reference to our definitive proxy statement for our 2008 annual meeting of stockholders expected to be held on September 18, 2008

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information in response to this item is incorporated herein by reference to our definitive proxy statement for our 2008 annual meeting of stockholders expected to be held on September 18, 2008.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a) The following documents are filed as part of this annual report:

1. Financial Statements

   See Index to Financial Statements at page F-1 of this Form 10-K.

2. Financial Statement Schedule

   Schedule II—Valuation and Qualifying Accounts and Reserves.

   All other schedules have been omitted because the required information is not present or not present in amounts sufficient to require the submission of the schedules, or because the information required is included in the consolidated financial statements or the notes thereto.

3. Exhibits:

   The exhibits listed in the accompanying index to exhibits are filed as part of this Form 10-K.

NAPSTER, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

NAPSTER, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Napster, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity, and cash flows present fairly, in all material respects, the financial position of Napster, Inc. and its subsidiaries at March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, during the year ended March 31, 2007, the Company changed the manner in which it accounts for stock compensation.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Los Angeles, CA
June 11, 2008

NAPSTER, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	March 31, 2008	March 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 32,628	$ 30,069
Short-term investments	37,164	36,414
Accounts receivable, net of allowance for doubtful accounts of $16 at March 31, 2008 and $10 at March 31, 2007	2,365	1,418
Prepaid expenses and other current assets	2,289	6,547
Total current assets	74,446	74,448
Property and equipment, net	3,358	4,736
Goodwill	34,658	34,658
Identifiable intangible assets, net	3,560	7,729
Other assets	285	158
Total assets	$ 116,307	$ 121,729
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,745	$ 2,231
Accrued liabilities	31,166	23,574
Deferred revenues	6,474	7,601
Total current liabilities	39,385	33,406
Long-term liabilities		
Deferred income taxes	4,593	3,548
Other long-term liabilities	28	69
Total liabilities	44,006	37,023
Commitments and contingencies (Note 12)		
Stockholders' equity:		
Common stock, $0.001 par value; Authorized: 100,000 shares; Issued and outstanding: 46,122 shares at March 31, 2008 and 44,770 shares at March 31, 2007	46	45
Additional paid-in capital	266,447	262,730
Accumulated deficit	(194,646)	(178,194)
Accumulated other comprehensive income	454	125
Total stockholders' equity	72,301	84,706
Total liabilities and stockholders' equity	$ 116,307	$ 121,729

The accompanying notes are an integral part of these consolidated financial statements.

NAPSTER, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended March 31,		
	2008	2007	2006
Net revenues	$127,452	$111,081	$ 94,691
Cost of revenues (1)	91,106	78,646	69,208
Gross margin	36,346	32,435	25,483
Operating expenses:			
Research and development (1)	9,685	11,045	13,137
Sales and marketing (1)	17,963	34,213	51,741
General and administrative (1)	23,284	24,311	20,881
Amortization of intangible assets	4,169	271	1,265
Total operating expenses	55,101	69,840	87,024
Loss from continuing operations	(18,755)	(37,405)	(61,541)
Other income, net	3,458	4,018	2,811
Loss before income tax benefit (provision)	(15,297)	(33,387)	(58,730)
Income tax benefit (provision)	(1,155)	(1,257)	1,160
Loss from unconsolidated entity	—	(1,991)	(289)
Loss from continuing operations, after income taxes	(16,452)	(36,635)	(57,859)
Income (loss) from discontinued operations, net of tax effect (1)	—	(191)	2,914
Net loss	$ (16,452)	$ (36,826)	$(54,945)
Basic and diluted net loss per share:			
Net loss per share from continuing operations	$ (0.38)	$ (0.85)	$ (1.35)
Net income per share from discontinued operations	$ —	$ —	$ 0.07
Basic and diluted net loss per share	$ (0.38)	$ (0.85)	$ (1.28)
Weighted average shares used in computing net income (loss) per share Basic and diluted	43,537	43,187	42,989

(1) Amounts reported include stock-based compensation expense as follows:

	2008	2007	2006
Cost of revenues	$ 81	$ 36	$ 5
Research and development	1,004	754	164
Sales and marketing	521	518	74
General and administrative	2,558	3,177	699
Discontinued operations	—	953	—

The accompanying notes are an integral part of these consolidated financial statements.

NAPSTER, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at March 31, 2005	42,961	43	256,586	(533)	(86,423)	1,720	171,393
Net loss	—	—	—	—	(54,945)	—	(54,945)
Foreign currency translation adjustment	—	—	—	—	—	(1,169)	(1,169)
Unrealized loss on short-term investments	—	—	—	—	—	(718)	(718)
Total comprehensive loss							(56,832)
Issuance of common stock under employee stock plans, net	865	1	3,538	(3,269)	—	—	270
Amortization of deferred stock-based compensation	—	—	—	868	—	—	868
Stock-based compensation related to stock awards issued to non-employees	—	—	74	—	—	—	74
Balance at March 31, 2006	43,826	44	260,198	(2,934)	(141,368)	(167)	115,773
Net loss	—	—	—	—	(36,826)	—	(36,826)
Foreign currency translation adjustment	—	—	—	—	—	199	199
Unrealized gain on short-term investments	—	—	—	—	—	93	93
Total comprehensive loss							(36,534)
Reversal of deferred stock-based compensation upon adoption of SFAS No. 123(R)	—	—	(2,934)	2,934	—	—	—
Option exercises	24	—	97	—	—	—	97
Issuance of common stock under employee stock plans, net of cancellations and share repurchases	920	1	(69)	—	—	—	(68)
Stock-based compensation related to stock awards	—	—	5,438	—	—	—	5,438
Balance at March 31, 2007	44,770	45	262,730	—	(178,194)	125	84,706
Net loss	—	—	—	—	(16,452)	—	(16,452)
Foreign currency translation adjustment	—	—	—	—	—	246	246
Unrealized gain on short-term investments	—	—	—	—	—	83	83
Total comprehensive loss							(16,123)
Issuance of common stock under employee stock plans, net of cancellations and share repurchases	1,352	1	(447)	—	—	—	(446)
Stock-based compensation related to stock awards	—	—	4,164	—	—	—	4,164
Balance at March 31, 2008	46,122	$46	$266,447	$ —	$(194,646)	$ 454	$72,301

The accompanying notes are an integral part of these consolidated financial statements.

NAPSTER, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended March 31,		
	2008	2007	2006
Cash flows from operating activities:			
Net loss	$(16,452)	$(36,826)	$ (54,945)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	6,850	3,474	4,699
Amortization of prepaid marketing expenses	3,792	630	1,932
Stock-based compensation charges	4,164	5,438	942
Other non-cash charges	—	—	524
Change in fair market value of investment hedge	—	—	684
Gain on sale of businesses	—	—	(6,540)
Deferred tax expense	1,045	926	926
Loss from unconsolidated entity	—	1,991	289
Change in operating assets and liabilities, net of effects of acquisition and divestiture:			
Accounts receivable	(920)	(364)	1,074
Prepaid expenses and other current and long term assets	405	1,397	(1,422)
Accounts payable	(567)	(1,098)	(3,260)
Accrued liabilities	7,280	2,486	6,019
Deferred revenues	(1,358)	(6,616)	4,603
Other current and long-term liabilities	(34)	(68)	(53)
Net cash provided by (used in) operating activities	4,205	(28,630)	(44,528)
Cash flows from investing activities:			
Purchases of property, equipment and other assets	(1,354)	(924)	(5,003)
Proceeds from sale of Consumer Software Division, net	—	2,200	—
Purchase of AOL Music Now assets	—	(11,050)	—
Purchases of short-term investments	(85,747)	(86,191)	(159,456)
Proceeds from maturities and sale of short-term investments	85,076	107,226	138,807
Return on investment from (investment in) unconsolidated entity	—	223	(2,714)
Net cash provided by (used in) investing activities	(2,025)	11,484	(28,366)
Cash flows from financing activities:			
Principal payment of capital lease obligation and line of credit	(4)	(33)	(15,112)
Repurchase of common stock under employee stock plans	(561)	(218)	—
Issuance of common stock under employee stock plans	115	247	202
Net cash used in financing activities	(450)	(4)	(14,910)
Effect of exchange rates on cash	829	407	(800)
Change in cash and cash equivalents	2,559	(16,743)	(88,604)
Cash and cash equivalents at beginning of period	30,069	46,812	135,416
Cash and cash equivalents at end of period	$ 32,628	$ 30,069	$ 46,812

The accompanying notes are an integral part of these consolidated financial statements.

NAPSTER, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
(in thousands)

	Year Ended March 31,		
	2008	2007	2006
Supplemental cash flow information:			
Cash paid for interest	$15	$ 32	$ 161
Cash paid for income taxes	$89	$245	$ 295
Non-cash disclosure of investing activities:			
Unrealized gains (losses) on short-term investments, net	$83	$ 93	$(718)

The accompanying notes are an integral part of these consolidated financial statements.

NAPSTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business

Napster was incorporated in Delaware in August 2000 and is a leading provider of online music for the consumer market. Our digital music distribution services enable fans to sample, listen to, subscribe to and purchase from one of the world's largest and most diverse online music catalogs utilizing a secure and legal platform. Napster users have access to songs from all major labels and thousands of independent labels, and are able to stream or download those songs either over the Internet or over wireless networks.

Subscribers to the Napster service are given unlimited access to our more than 6 million song catalog, and have the ability to download music with high quality sound, enjoy their music in an advertising-free environment and access many features including radio, Billboard charts and many community features via the web and portable devices. In addition, Napster subscribers are able to enjoy their music on a variety of media across personal computers (including directly from a web browser with no software required on PC, Mac and Linux platforms), CD, MP3 players, music-enabled cellular phones, PDAs and digital media devices for the living room.

Napster Mobile, our service available over certain carrier wireless networks, gives members access to our extensive song catalog via over-the-air downloads, ringtones, wallpapers, as well as personalization products.

Napster services are currently available in the Americas, Europe and Japan.

Liquidity and Capital Resources

Napster has incurred losses and negative cash flows from operations for the period from the inception of the Company's music distribution business in fiscal 2004 to the end of fiscal 2007. For the year ended March 31, 2008, we incurred an after tax net loss of approximately $16.5 million but achieved positive cash flow. We expect to continue to operate at a loss near term due to our significant investments to enhance service capabilities, market our products and grow worldwide. We expect our existing cash resources will be adequate to fund our operations for at least the next twelve months.

Consolidation and basis of presentation

The accompanying consolidated financial statements present the results of operations, financial position, changes in stockholders' equity and cash flows applicable to the operations of Napster and its wholly or majority-owned subsidiaries, after elimination of intercompany accounts and transactions. Napster owns 100% of all subsidiaries other than Napster, LLC, of which it owns 99.6%. There is no minority interest in Napster, LLC during the periods presented because the Company is obliged to fund all operating losses of the entity. Investments in entities where Napster does not have control but exerts significant influence are recorded on the equity basis of accounting in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB No. 18").

Foreign currency translation

The functional currency for Napster's foreign subsidiaries is the respective local currency. These subsidiaries consist of entities in the United Kingdom, Germany and Luxembourg. For these entities, Napster translates assets and liabilities to U.S. dollars using period-end exchange rates and translates revenues and expenses using average exchange rates during the period. Exchange gains and losses arising from translation of foreign entity financial statements are included as a component of other comprehensive loss.

Transactions denominated in currencies other than the functional currency of the legal entity are remeasured to the functional currency of the legal entity at the period-end exchange rates. Any associated currency re-measurement gains and losses are recognized in current operations.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, cash equivalents and short-term investments

Cash equivalents and short-term investments consist primarily of money market funds, corporate bonds, municipal securities, U.S. government securities, asset-backed securities and commercial paper. Napster classifies its short-term investments into categories in accordance with the provisions of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Short-term investments are classified as available-for-sale, which are reported at fair market value with the related unrealized gains and losses, net of taxes, included in other comprehensive income (loss). The fair value of the Napster's cash equivalents and investments are based on quoted market prices or estimates based on the best information available in the circumstances.

Napster considers all highly liquid investments purchased with an original maturity or remaining maturity at the date of purchase of three months or less to be cash equivalents, and investments maturing in three to twelve months to be short-term investments. Available-for-sale investments maturing in more than twelve months are classified as short-term investments as the amounts represent the investment of cash that will be available to fund current operations.

Realized gains and losses are computed using the specific identification method. Realized gains and losses, declines in the value of securities judged to be other than temporary, and interest and dividends on all securities are included in interest and other income, net. Napster reviews its investment portfolio to identify and evaluate investments that have indications of other than temporary impairment. Factors considered in determining whether a loss is temporary include the magnitude of the decline in market value, the length of time the market value has been below cost (or adjusted cost), credit quality, and Napster's ability and intent to hold the securities for a period of time sufficient to allow for any anticipated recovery in market value.

Fair value of financial instruments

The carrying values of Napster's financial instruments, including accounts receivable, accounts payable and accrued liabilities, approximate fair market value due to their short maturities.

Concentrations of credit risk

Financial instruments that potentially subject Napster to significant concentrations of credit risk consist principally of cash, cash equivalents and short-term investments.

Napster maintains its cash, cash equivalents and short-term investments with high quality financial institutions and, as part of its cash management process, performs periodic evaluations of the relative credit standing of these financial institutions. Amounts deposited with these institutions may exceed federal depository insurance limits. In addition, the portfolio of investments conforms to Napster's policy regarding concentration of investments, maximum maturity and quality of investment.

Prepaid Marketing Expenses

Napster recognizes up front advance payments for marketing fees in prepaid expenses and other current assets. Prepaid marketing expenses consist of amounts paid to strategic marketing partners and media placement firms for future marketing services and benefits. These prepayments are expensed as marketing services are received, based on fair values of the services received, limited to the contractual value, or based on the fair value of the benefits received. The recoverability of these balances is subject to regular review by management.

Advertising costs

Advertising costs are expensed as incurred and were approximately $5.2 million, $22.5 million and $38.0 million in fiscal 2008, 2007 and 2006, respectively.

Property and equipment

Property and equipment are stated at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets, or the lease term if shorter.

Capitalized software development costs

Internal use software. Software development costs incurred as part of an approved project plan that result in additional functionality to internal use software are capitalized and amortized on a straight-line basis over the estimated useful life of the software, generally three years.

Software held for sale. Development costs of computer software to be sold, leased or otherwise marketed are subject to capitalization beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. We have not capitalized any such software development costs as technological feasibility is generally not established until a working model is completed, at which time substantially all development is complete.

Goodwill and identifiable intangible assets

Napster accounts for goodwill and identifiable intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Napster evaluates the carrying value of goodwill on an annual basis and more frequently if certain impairment indicators are present. Napster will adjust the carrying value if the asset's value has been impaired.

Identifiable intangible assets are amortized over their estimated useful lives reflecting the pattern in which the economic benefits of the intangible assets are consumed. When circumstances warrant, Napster periodically evaluates any possible impairment of long-lived assets, including intangible assets other than goodwill.

Investment in unconsolidated subsidiary

Under APB No. 18, Napster records its investment at the amount of capital contributed plus its percentage interest in the joint venture's income or loss. Any cumulative loss recorded by Napster is limited to its contributed capital because it is not obligated to provide additional capital contributions to the joint venture. The joint venture is a variable interest entity in accordance with Financial Accounting Standard Board Interpretation 46(R), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51".

Accrued publishing fees

Under copyright law we are required to pay licensing fees for compositions embodied in digital sound recordings and for the sound recordings themselves that we deliver in our Napster service. Copyright law may not specify the rate and terms of the licenses, which are often determined by voluntary negotiations among the parties or, for certain compulsory licenses where voluntary negotiations are unsuccessful, by arbitration. There are certain geographies and agencies where we do not have finalized rates to be applied to the current or historic sales of compositions within our digital music offerings. We accrue for the cost of these fees in accordance with SFAS No. 5, "Accounting for Contingencies", based on contracted or statutory rates, when established, or management's best estimates based on facts and circumstances regarding the specific music services and agreements in similar geographies or with similar agencies. To the extent negotiated rates are significantly different than management's current estimates, our financial statements may be affected.

Revenue recognition

Napster recognizes revenues in accordance with Staff Accounting Bulletin 104, "Revenue Recognition in Financial Statements" ("SAB 104"), EITF 00-21 "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), and EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" ("EITF 99-19"). In general, Napster recognizes revenue, net of sales related taxes, when there is persuasive evidence of an arrangement, the fee is fixed or determinable, the product or services have been delivered and collectability of the resulting receivable is reasonably assured.

Music subscriptions are paid in advance, typically for monthly or annual periods. Music subscription revenues are recognized ratably on a daily basis over the subscription period. Revenues from sales of individual songs or albums by download are recognized at the time the music is delivered, digitally, to the end user. Revenues from pre-paid cards and promotions are deferred and then generally recognized as (i) tracks are downloaded by the end users, or (ii) if redeemed for a subscription, over the subscription period. In cases where prepaid promotions are not expected to be redeemed, revenue is recognized when Napster has no further obligation to provide services or refund the associated prepayments ("breakage"). Effective in October 2006, revenue from prepaid cards is recognized ratably over the usage period, including estimated breakage based on historical experience. Prior to October 2006 we did not have sufficient historical experience to estimate prepaid card breakage rates, and recognized prepaid card breakage only when our obligation to honor the redemption of the prepaid card had legally expired. Revenues from licensing of Napster trademarks are recognized upon receipt of royalty reports from the licensee or, for prepaid royalties, when the Company provides or has no further obligation to provide services.

Napster has arrangements whereby customers pay one price for multiple products and services. In some cases, these arrangements involve a combination of hardware and services. In other cases, the customer pays a single price for multiple music downloads and months of music subscriptions. For arrangements with multiple deliverables, revenue is recognized upon the delivery of the separate units in accordance with EITF 00-21. Consideration from multiple element arrangements is allocated among the separate elements based on their relative fair values. In the event that there is no objective and reliable evidence of fair value, the revenue recognized upon delivery is the total arrangement consideration less the fair value of the undelivered items. The maximum revenue recognized on a delivered element is limited to the amount that is not contingent upon the delivery of additional items.

Napster has arrangements with certain customers whereby the customer provides goods or services to Napster. Our revenue and the charges for the goods or services provided by a customer are accounted for in accordance with EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer", including subsequent interpretations. The costs of separately identifiable goods or services received by Napster from a customer are valued at the cost Napster would incur to procure the same goods or services from a non-customer third party. If the goods or services cannot be separated, the total consideration is recorded as a reduction of revenues. Consideration paid to customers under these arrangements that exceeds the separately identifiable value of the goods or services provided would be reflected as a reduction of the customer's revenue.

Napster recognizes revenue gross or net in accordance with EITF 99-19. In most arrangements, Napster contracts directly with the end user customers, is the primary obligor and carries all collectability risk. Revenue in these arrangements is recorded on a gross basis. In some cases, Napster utilizes third parties to sell products or services directly to end user customers, and Napster carries no collectability risk. In some cases, Napster pays certain costs for the third party and is reimbursed at cost plus a small mark-up. In both of those instances, Napster reports the revenue net of the amount paid to the third party.

Income taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109".) Deferred taxes result from differences between the financial and tax bases of Napster's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized by Napster.

In accordance with SFAS No. 109, we have recognized a tax benefit in continuing operations and an equal offsetting additional tax provision in the discontinued operation in each period that continuing operations had a loss that can be applied to offset income from the discontinued operation.

On April 1, 2007, the Company adopted the provisions of FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the recognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The adoption of FIN 48 resulted in no adjustment to beginning accumulated deficit.

The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended March 31, 2006 through 2008. State income tax returns for the Company and its subsidiaries are open to audit under the statute of limitations for the years ended March 31, 2006 through 2008. The Company's foreign operations are open to audit under statute of limitations for the years ended March 31, 2004 through 2008.

The Company recognizes interest and/or penalties related to uncertain tax positions in income tax expense. No additional interest and penalties were accrued upon adoption of FIN 48. The Company does not anticipate significant changes to total uncertain tax positions due to the settlement of examinations or the expirations of statutes of limitations during the next twelve months.

Comprehensive income

SFAS No. 130, "Reporting Comprehensive Income", requires the disclosure of comprehensive income (loss) to reflect changes in equity that result from transactions and economic events from non-owner sources. Accumulated other comprehensive loss for the periods presented represents foreign currency translations associated with Napster's international operations and unrealized gains and losses on available for sale securities.

Net income (loss) per share

Basic net income (loss) per share is computed using the weighted-average number of common shares outstanding during the period, less unvested restricted stock as required by SFAS No. 128, "Earnings per Share", because issued and outstanding unvested restricted stock must be returned to the Company if vesting does not occur. Diluted net income (loss) per share is computed using the weighted-average number of common and dilutive potential shares outstanding during the period. Dilutive potential shares have consisted of warrants, common stock issuable upon exercise of stock options and unvested restricted stock, computed using the treasury stock method.

Dilutive potential shares excluded from the calculation because their effect would have been anti-dilutive totaled 5.2 million in fiscal 2008, 5.5 million in fiscal 2007 and 5.1 million in fiscal 2006.

Stock-based compensation

Effective April 1, 2006, Napster adopted the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"), which requires the measurement and recognition of compensation expense for all stock-based awards issued to employees and directors based on estimated fair values. SFAS No. 123(R) supersedes Napster's previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), for periods beginning April 1, 2006.

Napster adopted SFAS No. 123(R) using the modified prospective method, which requires the application of the accounting standard as of April 1, 2006, the first day of the Company's fiscal year. In accordance with the modified-prospective transition method, Napster's consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of adopting SFAS No. 123(R). Effective April 1, 2006, stock-based compensation expense includes compensation expense for (1) all stock-based compensation awards granted prior to but not vested as of April 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), and (2) all stock-based compensation awards granted or modified after April 1, 2006 based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).

Prior to the adoption of SFAS No. 123(R), Napster presented deferred compensation as a separate component of stockholders' equity. In accordance with the provisions of SFAS No. 123(R), on April 1, 2006, Napster reclassified the balance of deferred compensation expense to additional paid-in capital on its consolidated balance sheet.

Under SFAS No. 123(R), compensation expense for all share-based compensation awards is recognized on a straight-line basis over the period the employee performs the related services, generally the vesting period of four years, net of estimated forfeitures. The application of the estimated forfeiture rate under SFAS No. 123(R) to unvested restricted stock awards as of April 1, 2006 was not material. Napster estimates forfeitures based on historical experience and revises the rates, if necessary, in subsequent periods if actual forfeitures differ from previous estimates.

Prior to adopting SFAS No. 123(R), Napster accounted for stock-based compensation to employees in accordance with intrinsic value method specified in APB No. 25. Under APB No. 25, compensation expense is recognized based on the difference, if any, on the measurement date between the fair value of Napster's common stock and the amount an employee must pay to acquire the common stock. The compensation expense is recognized over the periods the employee performs the related services, generally the vesting period of four years.

Napster accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF 96-18, "Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services", which requires that such equity instruments are recorded at their fair value on the measurement date, which is typically the date of grant.

In November 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" ("FSP 123R-3"). The Company has elected to adopt the alternative transition method provided in the FSP 123R-3 for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123R. The alternative transition method includes computational guidance to establish the beginning balance of the additional paid-in capital pool ("APIC Pool") related to the tax effects of employee stock-based compensation, and a simplified method to determine the subsequent impact on the APIC Pool for employee stock-based compensation awards that are vested and outstanding upon adoption of SFAS 123(R).

Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. The accounting provisions of SFAS 157 will be effective for the Company beginning April 1, 2008. Adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value, with changes in fair value recognized in earnings. SFAS 159 will be effective for the Company's fiscal year beginning April 1, 2008. Adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations", which replaces SFAS No. 141, Business Combination. SFAS No. 141(R) retains the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but SFAS No. 141(R) changed the method of applying the acquisition method in a number of significant aspects. SFAS No. 141(R) is effective on a prospective basis for the Company beginning April 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies under SFAS No. 109, which were effective on the date of issuance of this statement. Early adoption is not allowed. Adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

In May 2008, the FASB issued FASB Staff Position No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. FSP FAS 142-3 will be effective for the Company's fiscal year beginning April 1, 2009. Adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

Napster has not accrued income taxes on accumulated undistributed earnings from continuing operations of its non-U.S. subsidiaries, as these earnings will be reinvested indefinitely. Napster does not anticipate that it will incur any material U.S. income or foreign withholding taxes when cash is repatriated to the United States.

Upon the Company's adoption of FIN48 during the first quarter of fiscal 2008, there was no change to the balance of its liability for uncertain tax positions. The balance, recorded in accrued liabilities, was $173,000 at April 1, 2007, which consists $160,000 for unrecognized tax benefits and $13,000 accrual for interest. At March 31, 2008, the Company's liability for uncertain tax positions decreased to $24,000. This amount consists of $20,000 for unrecognized tax benefits and a $4,000 accrual for the payment of interest. The decrease in unrecognized tax benefits during the year ended March 31, 2008 was primarily attributable to resolution of previously provided liabilities on a dormant foreign subsidiary when it was officially liquidated by the tax authority during the year.

NOTE 8—LINE OF CREDIT

During fiscal 2007 Napster had an agreement with Silicon Valley Bank to provide a $17.0 million revolving line of credit, collateralized by substantially all of Napster's assets. Napster had no borrowings under the line during fiscal 2007, and terminated the line during October 2006. Napster was in compliance with all financial covenants under the line of credit at all times.

NOTE 9—STOCKHOLDERS' EQUITY

Preferred Stock

Napster is authorized to issue 10 million shares of preferred stock, $0.001 par value. No shares of preferred stock were issued or outstanding at March 31, 2008 and 2007.

Common Stock

The Company issues new shares of its common stock to satisfy stock option exercises. As of March 31, 2008, Napster has reserved shares of common stock for future issuance as follows:

Stock option and award plans	11,837,673
Employee stock purchase plan (ESPP)	437,278
Total reserved shares of common stock for future issance	12,274,951

NOTE 10—EMPLOYEE BENEFIT PLANS

Stock Plans

Under various stock plans, the Company may grant incentive and non-qualified stock options, restricted stock awards and other equity based awards to Company employees, officers, directors and consultants. Options generally vest 25% on the first anniversary of the grant and 6.25% per quarter thereafter for the next twelve quarters. Options generally have a term of ten years from the date of grant. The Board of Directors establishes the exercise price of stock options, which generally is not less than the fair market value of the Company's stock on the date of grant. Restricted stock awards granted to employees generally vest ratably over a four year period in equal annual cliffs, are forfeited if the employee leaves the Company prior to vesting and have full voting rights until forfeited.

Prior to adopting SFAS No. 123(R), Napster accounted for stock-based compensation to employees in accordance with intrinsic value method specified in APB No. 25. Under APB No. 25, compensation expense is recognized based on the difference, if any, on the measurement date between the fair value of Napster's common stock and the amount an employee must pay to acquire the common stock. The compensation expense is recognized over the periods the employee performs the related services, generally the vesting period of four years.

Napster accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF 96-18, "Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services", which requires that such equity instruments are recorded at their fair value on the measurement date, which is typically the date of grant.

In November 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" ("FSP 123R-3"). The Company has elected to adopt the alternative transition method provided in the FSP 123R-3 for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123R. The alternative transition method includes computational guidance to establish the beginning balance of the additional paid-in capital pool ("APIC Pool") related to the tax effects of employee stock-based compensation, and a simplified method to determine the subsequent impact on the APIC Pool for employee stock-based compensation awards that are vested and outstanding upon adoption of SFAS 123(R).

Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. The accounting provisions of SFAS 157 will be effective for the Company beginning April 1, 2008. Adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value, with changes in fair value recognized in earnings. SFAS 159 will be effective for the Company's fiscal year beginning April 1, 2008. Adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations", which replaces SFAS No. 141, Business Combination. SFAS No. 141(R) retains the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but SFAS No. 141(R) changed the method of applying the acquisition method in a number of significant aspects. SFAS No. 141(R) is effective on a prospective basis for the Company beginning April 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies under SFAS No. 109, which were effective on the date of issuance of this statement. Early adoption is not allowed. Adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

In May 2008, the FASB issued FASB Staff Position No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. FSP FAS 142-3 will be effective for the Company's fiscal year beginning April 1, 2009. Adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

Property and equipment, net (in thousands)

	Useful Life	March 31, 2008	March 31, 2007
Computer equipment and software	3 - 5 years	$ 10,438	$ 10,086
Furniture and fixtures	3 - 8 years	329	391
Leasehold improvements	Life of lease	456	625
Capitalized software development costs	3 - 5 years	4,340	3,756
		15,563	14,858
Less: Accumulated depreciation and amortization		(12,205)	(10,122)
Property and equipment, net		$ 3,358	$ 4,736

Depreciation expense totaled $2.7 million in fiscal 2008, $3.2 million in fiscal 2007and $3.3 million in fiscal 2006.The amortization of capitalized software development costs, included in depreciation expense, totaled $1.1 million in fiscal 2008, $1.0 million in fiscal 2007 and $217,000 in fiscal 2006. Unamortized capitalized software development costs were $1.7 million and $2.2 million at March 31, 2008 and 2007, respectively.

Accrued liabilities (in thousands)

	March 31, 2008	March 31, 2007
Accrued affiliate and content liabilities	$11,498	$ 9,536
Accrued publishing fees	12,218	6,589
Accrued compensation and related expenses	1,365	1,825
Other accrued liabilities	6,085	5,624
Total accrued liabilities	$31,166	$23,574

Accrued publishing fees as of March 31, 2008 and 2007 represent management's best estimate of the remaining amounts that will be due to publishers for mechanical licenses and performance fees associated with the distribution of digital music. Rates for some of these items have not been finalized with the publishers and are subject to further negotiation or arbitration depending on the geography. Napster accrues for the cost of these licenses and fees based on contracted or statutory rates, when established, or management's best estimates based on facts and circumstances regarding the specific music services and agreements in similar geographies or with similar agencies. Any rates finalized subsequent to March 31, 2008 and through the filing of this Form 10-K have not materially differed from the rates used in Management's estimates of these accrued publishing fees as of March 31, 2008.

Deferred revenue (in thousands)

	March 31, 2008	March 31, 2007
Unearned subscription revenue	$5,363	$5,085
Unredeemed prepaid card and promotional content	1,096	957
Unearned hardware and license revenue	15	1,009
Other deferred revenue	—	550
Total deferred revenue	$6,474	$7,601

All deferred revenue and other benefits as of March 31, 2008 are expected to be earned during fiscal 2009 as the services will be delivered or the items otherwise qualify for revenue recognition in accordance with SAB 104. All but approximately $68,000 of deferred revenue and other benefits as of March 31, 2007 were earned during fiscal 2008.

Prior to adopting SFAS No. 123(R), Napster accounted for stock-based compensation to employees in accordance with intrinsic value method specified in APB No. 25. Under APB No. 25, compensation expense is recognized based on the difference, if any, on the measurement date between the fair value of Napster's common stock and the amount an employee must pay to acquire the common stock. The compensation expense is recognized over the periods the employee performs the related services, generally the vesting period of four years.

Napster accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF 96-18, "Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services", which requires that such equity instruments are recorded at their fair value on the measurement date, which is typically the date of grant.

In November 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" ("FSP 123R-3"). The Company has elected to adopt the alternative transition method provided in the FSP 123R-3 for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123R. The alternative transition method includes computational guidance to establish the beginning balance of the additional paid-in capital pool ("APIC Pool") related to the tax effects of employee stock-based compensation, and a simplified method to determine the subsequent impact on the APIC Pool for employee stock-based compensation awards that are vested and outstanding upon adoption of SFAS 123(R).

Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. The accounting provisions of SFAS 157 will be effective for the Company beginning April 1, 2008. Adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value, with changes in fair value recognized in earnings. SFAS 159 will be effective for the Company's fiscal year beginning April 1, 2008. Adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations", which replaces SFAS No. 141, Business Combination. SFAS No. 141(R) retains the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but SFAS No. 141(R) changed the method of applying the acquisition method in a number of significant aspects. SFAS No. 141(R) is effective on a prospective basis for the Company beginning April 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies under SFAS No. 109, which were effective on the date of issuance of this statement. Early adoption is not allowed. Adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

In May 2008, the FASB issued FASB Staff Position No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. FSP FAS 142-3 will be effective for the Company's fiscal year beginning April 1, 2009. Adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

NOTE 2—ASSET ACQUISITION AND DIVESTITURES

Assets purchased from AOL Music Now, LLC

On January 11, 2007, Napster, LLC, a subsidiary of Napster, entered into an Asset Purchase Agreement with AOL Music Now, LLC and AOL, LLC, respectively, collectively referred to as "AOL" and an Advertising Agreement with AOL, LLC, collectively the "Agreement". Under the terms of the Agreement, Napster, LLC paid $11.2 million to AOL in exchange for all of the subscribers to AOL's Music Now service, together with certain related assets and liabilities. Additionally, Napster, LLC was granted certain exclusive advertising rights throughout the AOL Music Channel for one year, and AOL guaranteed to deliver a minimum amount of advertising impressions to the Company.

Napster LLC accounted for the assets acquired based on their fair value. The allocation of the purchase price to the net assets acquired is summarized below (in thousands):

Allocation of purchase price:	
Customer intangible	$ 8,000
Prepaid marketing	4,422
Unearned Fees	(1,228)
Net assets acquired	$11,194

Divestiture

On December 17, 2004 Napster sold substantially all of the assets and liabilities constituting the consumer software division ("CSD"), including all of the capital stock of certain international subsidiaries historically included in CSD to Sonic Solutions, a California corporation ("Sonic").

Napster had no ongoing activity in the discontinued operation during fiscal 2008, 2007 and 2006. The loss from discontinued operations in fiscal 2007 is comprised of an additional charge related to stock-based compensation on options issued primarily from fiscal 2002 to 2005, offset by the net tax benefit from the favorable resolution of previously provided tax contingencies related to CSD. During March 2006, Napster and Sonic settled all adjustments described in the divestiture agreement and Napster recognized an additional $4.5 million gain on the divestiture, net of taxes.

NOTE 3—CASH, CASH EQUIVALENTS AND INVESTMENTS

Cash and cash equivalents

Napster's cash and cash equivalents consist of the following (in thousands):

	March 31,	
	2008 Fair Value	2007 Fair Value
Cash	$11,512	$13,238
Cash equivalents:		
Commercial paper	5,243	6,657
Corporate securities	—	1,507
Money market securities	15,873	8,667
Total cash equivalents	21,116	16,831
Total cash and cash equivalents	$32,628	$30,069

Short-term investments

Napster's short-term investments consist of the following (in thousands):

	March 31, 2008 Fair Value	March 31, 2007 Fair Value
Commercial paper	$15,070	$15,096
Asset backed securities	296	5,188
Corporate securities	14,775	13,924
Municipal securities	3,052	2,206
U.S. government agencies securities	3,971	—
Total short-term investments	$37,164	$36,414

All $37.2 million and $36.4 million of short-term investments at March 31, 2008 and 2007, respectively, mature in less than one year.

Realized gains and losses, amortization and accretion on cash equivalents and short-term investments, net, totaled $1.4 million, $1.4 million and $1.8 million in fiscal 2008, 2007 and 2006, respectively. Gross realized losses on short-term investments in fiscal 2008, 2007 and 2006 were not significant. Additionally, gross unrealized gains on cash equivalents and short-term investments were $88,000 and $2,000 as of March 31, 2008 and March 31, 2007, respectively, and gross unrealized losses were $23,000 and $20,000 as of March 31, 2008 and March 31, 2007, respectively.

Napster has determined that the gross unrealized losses on its available-for-sale securities as of March 31, 2008 are temporary in nature and no realizable impairment has occurred.

At March 31, 2008, Napster held a $3.0 million investment in one AAA rated municipal auction rate security that was valued at reported market price and classified as current asset. Auction rate securities are collateralized long-term debt instruments that provide liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined intervals, typically every 7, 28 and 35 days. Napster was unable to sell this security in April 2008 due to auction failure. As a result, the funds associated with these failed auctions will not be accessible until the issuer calls the security, a successful auction occurs, a buyer is found outside of the auction process, or the security matures. The underlying assets of the municipal auction rate securities Napster holds are generally student loans which are guaranteed by the U.S. government.

Since December 2007 Napster successfully sold a substantial portion of its auction rate security holdings through the normal auction process without any losses.

Napster does not believe the carrying value of this auction rate security is impaired as of March 31, 2008. At this time, Napster has not obtained sufficient evidence to conclude that this investment will not be settled in the short term, although the market for this investment is presently uncertain.

NOTE 4—BALANCE SHEET DETAIL

Prepaid expenses and other current assets (in thousands)

	March 31, 2008	March 31, 2007
Prepaid marketing expense	—	$3,792
Prepaid expenses and other current assets	2,289	2,755
Total prepaid expenses and other current assets	$2,289	$6,547

Property and equipment, net (in thousands)

	Useful Life	March 31, 2008	March 31, 2007
Computer equipment and software	3 - 5 years	$ 10,438	$ 10,086
Furniture and fixtures	3 - 8 years	329	391
Leasehold improvements	Life of lease	456	625
Capitalized software development costs	3 - 5 years	4,340	3,756
		15,563	14,858
Less: Accumulated depreciation and amortization		(12,205)	(10,122)
Property and equipment, net		$ 3,358	$ 4,736

Depreciation expense totaled $2.7 million in fiscal 2008, $3.2 million in fiscal 2007and $3.3 million in fiscal 2006.The amortization of capitalized software development costs, included in depreciation expense, totaled $1.1 million in fiscal 2008, $1.0 million in fiscal 2007 and $217,000 in fiscal 2006. Unamortized capitalized software development costs were $1.7 million and $2.2 million at March 31, 2008 and 2007, respectively.

Accrued liabilities (in thousands)

	March 31, 2008	March 31, 2007
Accrued affiliate and content liabilities	$11,498	$ 9,536
Accrued publishing fees	12,218	6,589
Accrued compensation and related expenses	1,365	1,825
Other accrued liabilities	6,085	5,624
Total accrued liabilities	$31,166	$23,574

Accrued publishing fees as of March 31, 2008 and 2007 represent management's best estimate of the remaining amounts that will be due to publishers for mechanical licenses and performance fees associated with the distribution of digital music. Rates for some of these items have not been finalized with the publishers and are subject to further negotiation or arbitration depending on the geography. Napster accrues for the cost of these licenses and fees based on contracted or statutory rates, when established, or management's best estimates based on facts and circumstances regarding the specific music services and agreements in similar geographies or with similar agencies. Any rates finalized subsequent to March 31, 2008 and through the filing of this Form 10-K have not materially differed from the rates used in Management's estimates of these accrued publishing fees as of March 31, 2008.

Deferred revenue (in thousands)

	March 31, 2008	March 31, 2007
Unearned subscription revenue	$5,363	$5,085
Unredeemed prepaid card and promotional content	1,096	957
Unearned hardware and license revenue	15	1,009
Other deferred revenue	—	550
Total deferred revenue	$6,474	$7,601

All deferred revenue and other benefits as of March 31, 2008 are expected to be earned during fiscal 2009 as the services will be delivered or the items otherwise qualify for revenue recognition in accordance with SAB 104. All but approximately $68,000 of deferred revenue and other benefits as of March 31, 2007 were earned during fiscal 2008.

NOTE 5—GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

Goodwill

In May 2003, Napster acquired substantially all of the ownership of Napster, LLC, formerly known as Pressplay, a provider of an online music service. Napster recorded a total of $34.7 million of goodwill in connection with the acquisition during fiscal 2004. Napster evaluates the carrying value of goodwill on an annual basis as of each fiscal year-end, and would evaluate it more frequently if certain impairment indicators were present. The analyses at March 31, 2008 and 2007 both indicated that the fair value of the reporting unit was in excess of the carrying value of the reporting unit and, accordingly, no impairment existed.

The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of the reporting unit used for each annual impairment analysis has been based upon management's best estimates of the reporting unit's fair value. As a single reporting unit entity, management has historically considered the publicly traded market capitalization of the company in its analysis. In the fiscal 2008 analysis, management estimated the reporting unit's fair value based on market capitalization, including a control premium in its assessment. In prior year assessments, the Company's publicly traded market capitalization exceeded its net equity value. As part of its 2008 analysis, management obtained additional support regarding the fair value by evaluating and weighting a discounted cash flow approach and a comparable transaction approach. These approaches supported the fact that the reporting unit's fair value was in excess of the carrying value.

Identifiable intangible assets, net (in thousands)

	March 31,			
	2008		2007	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Identified intangible assets:				
Patents	$ 376	$ 376	$ 376	$ 376
Trademarks	5,982	5,982	5,982	5,982
Customer intangible	8,000	4,440	8,000	271
Total	$14,358	$10,798	$14,358	$6,629
Net book value		$ 3,560		$7,729

Amortization of identifiable intangible assets was $4.2 million in fiscal 2008 and $271,000 in fiscal 2007. The customer intangible is being amortized based on its estimated usage over a five-year period. The estimated amortization expense for the customer intangible is $1.7 million, $895,000, $563,000 and $391,000 for fiscal 2009, 2010, 2011 and 2012, respectively.

NOTE 6—INVESTMENT IN UNCONSOLIDATED ENTITY

On October 14, 2005, the Company entered into a Joint Venture Operating Agreement with Tower Records Japan, Inc. ("Tower Japan"), relating to the formation and operation of a Japan-based joint venture company (the "Joint Venture") for the purpose of operating the Napster music service online in Japan. During fiscal 2006, the Company contributed 308.7 million Japanese yen ($2.4 million as of the dates of the contributions) in exchange for a 31.5% ownership interest and Tower Japan contributed a total of 671.3 million Japanese yen for a 68.5% ownership interest. Tower Japan is obligated to arrange or provide debt or equity funding, including through an unsecured revolving line of credit. Napster has no obligation to fund future losses or make additional contributions other than the investment described above. The Company and Tower Japan have customary shareholder rights in the Joint Venture, including veto rights, rights to appoint directors and officers and rights of first refusal. The Company's investment balance in the Joint Venture was zero at both March 31, 2008 and 2007 because the cumulative losses exceeded the equity contributions. The Company made no equity contribution during fiscal 2008 and 2007.

Under the terms of the agreement, the Company licensed platform technology and trademarks to the Joint Venture in exchange for fixed rate royalties. In addition, the Company paid certain expenses on behalf of the Joint Venture that are reimbursable by the Joint Venture. A summary of Napster's earned and unearned license royalties as well as receivables due from royalty and reimbursement is as follows (in thousands):

	Year Ended March 31,		
	2008	2007	2006
Service license royalty revenue	$1,424	$391	$—

	March 31	
	2008	2007
Other current assets	$ 455	$331
Deferred revenue	$ —	$550

NOTE 7—INCOME TAXES

The components of loss before income tax benefit (provision) are as follows (in thousands):

	Year Ended March 31,		
	2008	2007	2006
Continuing operations:			
Domestic	$(13,532)	$(24,565)	$(57,314)
Foreign	(1,765)	(8,822)	(1,416)
Loss before income tax benefit (provision)	$(15,297)	$(33,387)	$(58,730)

The components of the income tax benefit (provision) are as follows (in thousands):

	Year Ended March 31,		
	2008	2007	2006
Federal:			
Current	$ (8)	$ (206)	$1,880
Deferred	(914)	(810)	(810)
Foreign:			
Current	(72)	(40)	(49)
State:			
Current	(30)	(85)	255
Deferred	(131)	(116)	(116)
Income tax benefit (provision)	$(1,155)	$(1,257)	$1,160

Significant components of Napster's deferred tax assets and liabilities are as follows (in thousands):

	March 31, 2008	March 31, 2007
Net operating loss carryforwards	$ 38,675	$ 40,298
Research & development	9,859	8,253
Accrued liabilities and other provisions	9,340	5,073
Deferred revenue	1,308	1,123
Compensatory accruals	4,051	3,781
Tax credit carryforwards	177	1,594
Other, net	65	54
Total	63,475	60,176
Less: Valuation allowance	(63,475)	(60,176)
Deferred tax assets	—	—
Deferred tax liabilities associated with tax deductible goodwill	(4,593)	(3,548)
Net deferred tax liabilities	$ (4,593)	$ (3,548)

Napster has established a valuation allowance against its gross deferred tax assets that are not deemed more likely than not to be recoverable prior to expiration. In establishing the valuation allowance, Napster considered, among other factors, its historical losses of the online music business, and projections for the future. The valuation allowance increased by $3.3 million, $11.7 million, and $25.8 million during fiscal years 2008, 2007 and 2006, respectively. During December 2006 Napster made an election to capitalize research and development expenses. This election resulted in an additional $9.9 million and $8.3 million deferred tax asset in fiscal 2008 and 2007, respectively, against which the Company applied a full valuation allowance.

During January 2005, following the divestiture of CSD, which utilized substantially all of our tax operating losses, Napster decided to make a tax election to step up the basis in Pressplay goodwill for tax purposes. As a result, the Pressplay goodwill is deductible for tax purposes, and in accordance with SFAS No. 109, this tax deduction represents a taxable temporary difference. As of March 31, 2008, due to our history of losses and the fact that this deferred tax liability would reverse only if the business was sold or the goodwill impaired, reversal of the deferred tax liability is not reasonably assured. Accordingly, a deferred tax liability and related expense for this item of approximately $4.6 million has been recorded.

At March 31, 2008, Napster had approximately $86.7 million and $87.1 million in federal and state net operating loss carryforwards with expirations beginning in 2022 and 2012, respectively. In addition, Napster had approximately $11.5 million in foreign net operating loss carryforwards, which can be carried forward indefinitely. Finally, Napster had approximately $177,000 in tax credit carryforwards with expirations beginning in 2022.

The income tax benefit (provision) differs from the amount computed by applying the federal statutory tax rate to the loss from continuing operations as follows:

	Year Ended March 31, 2008	2007	2006
Federal statutory rate	35.0%	35.0%	35.0%
State tax benefit, net of federal benefit	6.1%	5.6%	5.0%
Increase in valuation allowance	(48.1)%	(44.4)%	(38.0)%
Effective income tax rate	(7.0)%	(3.8)%	2.0%

Napster has not accrued income taxes on accumulated undistributed earnings from continuing operations of its non-U.S. subsidiaries, as these earnings will be reinvested indefinitely. Napster does not anticipate that it will incur any material U.S. income or foreign withholding taxes when cash is repatriated to the United States.

Upon the Company's adoption of FIN48 during the first quarter of fiscal 2008, there was no change to the balance of its liability for uncertain tax positions. The balance, recorded in accrued liabilities, was $173,000 at April 1, 2007, which consists $160,000 for unrecognized tax benefits and $13,000 accrual for interest. At March 31, 2008, the Company's liability for uncertain tax positions decreased to $24,000. This amount consists of $20,000 for unrecognized tax benefits and a $4,000 accrual for the payment of interest. The decrease in unrecognized tax benefits during the year ended March 31, 2008 was primarily attributable to resolution of previously provided liabilities on a dormant foreign subsidiary when it was officially liquidated by the tax authority during the year.

NOTE 8—LINE OF CREDIT

During fiscal 2007 Napster had an agreement with Silicon Valley Bank to provide a $17.0 million revolving line of credit, collateralized by substantially all of Napster's assets. Napster had no borrowings under the line during fiscal 2007, and terminated the line during October 2006. Napster was in compliance with all financial covenants under the line of credit at all times.

NOTE 9—STOCKHOLDERS' EQUITY

Preferred Stock

Napster is authorized to issue 10 million shares of preferred stock, $0.001 par value. No shares of preferred stock were issued or outstanding at March 31, 2008 and 2007.

Common Stock

The Company issues new shares of its common stock to satisfy stock option exercises. As of March 31, 2008, Napster has reserved shares of common stock for future issuance as follows:

Stock option and award plans	11,837,673
Employee stock purchase plan (ESPP)	437,278
Total reserved shares of common stock for future issance	12,274,951

NOTE 10—EMPLOYEE BENEFIT PLANS

Stock Plans

Under various stock plans, the Company may grant incentive and non-qualified stock options, restricted stock awards and other equity based awards to Company employees, officers, directors and consultants. Options generally vest 25% on the first anniversary of the grant and 6.25% per quarter thereafter for the next twelve quarters. Options generally have a term of ten years from the date of grant. The Board of Directors establishes the exercise price of stock options, which generally is not less than the fair market value of the Company's stock on the date of grant. Restricted stock awards granted to employees generally vest ratably over a four year period in equal annual cliffs, are forfeited if the employee leaves the Company prior to vesting and have full voting rights until forfeited.

On October 24, 2005 the Company amended its Napster, Inc. 2001 Stock Plan to provide, effective January 1, 2006, the granting of restricted stock awards to non-employee directors in lieu of granting stock options. The restricted stock awards granted to non-employee directors vest ratably over a four year period in equal quarterly cliffs, are forfeited upon termination of services on the Board of Directors prior to vesting, and have full voting rights until forfeited.

During fiscal 2004, the Board of Directors granted to the Company's chief executive officer options to purchase 300,000 shares of common stock. This grant was contingent upon the approval by stockholders. The options were granted at a price below the fair market value on the date of the stockholders' approval, which resulted in an $897,000 deferred stock compensation charge. This amount is being amortized over the vesting period of the options. Approximately $224,000 of amortization expense was recorded and included in stock-based compensation charges each year from fiscal 2005 to fiscal 2008.

Restricted Stock Awards

The following table summarizes information about restricted stock awards activity under Napster's stock plans:

	Year Ended March 31,					
	2008		2007		2006	
	Unvested Shares	Weighted Average Grant Date Fair Value	Unvested Shares	Weighted Average Grant Date Fair Value	Unvested Shares	Weighted Average Grant Date Fair Value
Outstanding, beginning of year	1,512,247	$4.04	784,810	$4.17	—	$ —
Awarded	2,209,855	$3.78	1,304,750	$3.95	1,003,031	$4.14
Vested	(484,659)	$4.06	(197,508)	$4.17	(16,903)	$3.52
Forfeited	(762,191)	$4.13	(379,805)	$3.89	(201,318)	$4.13
Outstanding, end of year	2,475,252	$3.78	1,512,247	$4.04	784,810	$4.17

The total fair value on the vesting date of restricted stock awards that vested during fiscal 2008, 2007 and 2006 was $1.8 million, $658,000 and $59,000, respectively. As of March 31, 2008, there was $5.4 million of total unrecognized compensation expense related to unvested restricted stock awards, which is expected to be recognized over the weighted-average periods of 2.73 years.

Stock Options

The following table summarizes information about stock option activity under Napster's stock plans:

	Year Ended March 31, 2008		Year Ended March 31, 2007		Year Ended March 31, 2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	3,989,178	$7.66	4,321,637	$7.52	5,016,826	$7.48
Granted	43,875	$4.17	26,700	$4.05	9,000	$6.25
Exercised	—	$ —	(23,532)	$4.13	—	$ —
Forfeited	(96,450)	$4.38	(130,912)	$4.57	(347,560)	$5.88
Expired	(1,171,170)	$5.76	(204,715)	$6.52	(356,629)	$8.61
Outstanding, end of year	2,765,433	$8.46	3,989,178	$7.66	4,321,637	$7.52
Exercisable, end of year	2,593,677	$8.70	3,412,989	$8.10	3,028,677	$8.52

Cash, cash equivalents and investments

The following table presents cash, cash equivalents and short-term investments held in entities organized in the following legal jurisdictions (in thousands):

	March 31,	
	2008	2007
United States	$66,191	$59,647
United Kingdom	989	1,204
Luxembourg	2,113	5,296
Germany	499	336
Total cash, cash equivalents and investments	$69,792	$66,483

Napster does not anticipate that it will incur any material U.S. income or foreign withholding taxes when cash is repatriated to the United States.

Long-lived assets

The following table presents long-lived assets, excluding goodwill, identifiable intangible assets and investment in unconsolidated entity, by country based on the location of the assets (in thousands):

	March 31,	
	2008	2007
United States	$3,616	$4,815
Other	27	79
Total long-lived assets	$3,643	$4,894

NOTE 12—COMMITMENTS AND CONTINGENCIES

Lease commitments

Napster leases its operating facilities and certain equipment under non-cancelable operating leases, which expire at various dates ranging from fiscal 2009 through fiscal 2012. Rent expense under all operating leases included in continuing operations was $1.2 million, $1.4 million and $1.5 million in fiscal 2008, 2007 and 2006, respectively.

At March 31, 2008, the future minimum lease payments under non-cancelable operating leases total $1.0 million, $860,000 and $1.1 million for fiscal 2009, 2010, and 2011 and later, respectively.

Litigation

Napster and Napster, LLC's predecessor, Pressplay, have been notified by a number of companies that the Pressplay and Napster digital music services may infringe patents or copyrights owned by those companies. Napster is investigating the nature of these claims and the extent to which royalties may be owed by Napster and Pressplay to these entities. The ultimate resolution of these claims cannot be determined at this time.

On October 24, 2005 the Company amended its Napster, Inc. 2001 Stock Plan to provide, effective January 1, 2006, the granting of restricted stock awards to non-employee directors in lieu of granting stock options. The restricted stock awards granted to non-employee directors vest ratably over a four year period in equal quarterly cliffs, are forfeited upon termination of services on the Board of Directors prior to vesting, and have full voting rights until forfeited.

During fiscal 2004, the Board of Directors granted to the Company's chief executive officer options to purchase 300,000 shares of common stock. This grant was contingent upon the approval by stockholders. The options were granted at a price below the fair market value on the date of the stockholders' approval, which resulted in an $897,000 deferred stock compensation charge. This amount is being amortized over the vesting period of the options. Approximately $224,000 of amortization expense was recorded and included in stock-based compensation charges each year from fiscal 2005 to fiscal 2008.

Restricted Stock Awards

The following table summarizes information about restricted stock awards activity under Napster's stock plans:

	Year Ended March 31,					
	2008		2007		2006	
	Unvested Shares	Weighted Average Grant Date Fair Value	Unvested Shares	Weighted Average Grant Date Fair Value	Unvested Shares	Weighted Average Grant Date Fair Value
Outstanding, beginning of year	1,512,247	$4.04	784,810	$4.17	—	$ —
Awarded	2,209,855	$3.78	1,304,750	$3.95	1,003,031	$4.14
Vested	(484,659)	$4.06	(197,508)	$4.17	(16,903)	$3.52
Forfeited	(762,191)	$4.13	(379,805)	$3.89	(201,318)	$4.13
Outstanding, end of year	2,475,252	$3.78	1,512,247	$4.04	784,810	$4.17

The total fair value on the vesting date of restricted stock awards that vested during fiscal 2008, 2007 and 2006 was $1.8 million, $658,000 and $59,000, respectively. As of March 31, 2008, there was $5.4 million of total unrecognized compensation expense related to unvested restricted stock awards, which is expected to be recognized over the weighted-average periods of 2.73 years.

Stock Options

The following table summarizes information about stock option activity under Napster's stock plans:

	Year Ended March 31, 2008		Year Ended March 31, 2007		Year Ended March 31, 2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	3,989,178	$7.66	4,321,637	$7.52	5,016,826	$7.48
Granted	43,875	$4.17	26,700	$4.05	9,000	$6.25
Exercised	—	$ —	(23,532)	$4.13	—	$ —
Forfeited	(96,450)	$4.38	(130,912)	$4.57	(347,560)	$5.88
Expired	(1,171,170)	$5.76	(204,715)	$6.52	(356,629)	$8.61
Outstanding, end of year	2,765,433	$8.46	3,989,178	$7.66	4,321,637	$7.52
Exercisable, end of year	2,593,677	$8.70	3,412,989	$8.10	3,028,677	$8.52

Cash, cash equivalents and investments

The following table presents cash, cash equivalents and short-term investments held in entities organized in the following legal jurisdictions (in thousands):

	March 31,	
	2008	2007
United States	$66,191	$59,647
United Kingdom	989	1,204
Luxembourg	2,113	5,296
Germany	499	336
Total cash, cash equivalents and investments	$69,792	$66,483

Napster does not anticipate that it will incur any material U.S. income or foreign withholding taxes when cash is repatriated to the United States.

Long-lived assets

The following table presents long-lived assets, excluding goodwill, identifiable intangible assets and investment in unconsolidated entity, by country based on the location of the assets (in thousands):

	March 31,	
	2008	2007
United States	$3,616	$4,815
Other	27	79
Total long-lived assets	$3,643	$4,894

NOTE 12—COMMITMENTS AND CONTINGENCIES

Lease commitments

Napster leases its operating facilities and certain equipment under non-cancelable operating leases, which expire at various dates ranging from fiscal 2009 through fiscal 2012. Rent expense under all operating leases included in continuing operations was $1.2 million, $1.4 million and $1.5 million in fiscal 2008, 2007 and 2006, respectively.

At March 31, 2008, the future minimum lease payments under non-cancelable operating leases total $1.0 million, $860,000 and $1.1 million for fiscal 2009, 2010, and 2011 and later, respectively.

Litigation

Napster and Napster, LLC's predecessor, Pressplay, have been notified by a number of companies that the Pressplay and Napster digital music services may infringe patents or copyrights owned by those companies. Napster is investigating the nature of these claims and the extent to which royalties may be owed by Napster and Pressplay to these entities. The ultimate resolution of these claims cannot be determined at this time.

On October 24, 2005 the Company amended its Napster, Inc. 2001 Stock Plan to provide, effective January 1, 2006, the granting of restricted stock awards to non-employee directors in lieu of granting stock options. The restricted stock awards granted to non-employee directors vest ratably over a four year period in equal quarterly cliffs, are forfeited upon termination of services on the Board of Directors prior to vesting, and have full voting rights until forfeited.

During fiscal 2004, the Board of Directors granted to the Company's chief executive officer options to purchase 300,000 shares of common stock. This grant was contingent upon the approval by stockholders. The options were granted at a price below the fair market value on the date of the stockholders' approval, which resulted in an $897,000 deferred stock compensation charge. This amount is being amortized over the vesting period of the options. Approximately $224,000 of amortization expense was recorded and included in stock-based compensation charges each year from fiscal 2005 to fiscal 2008.

Restricted Stock Awards

The following table summarizes information about restricted stock awards activity under Napster's stock plans:

	Year Ended March 31,					
	2008		2007		2006	
	Unvested Shares	Weighted Average Grant Date Fair Value	Unvested Shares	Weighted Average Grant Date Fair Value	Unvested Shares	Weighted Average Grant Date Fair Value
Outstanding, beginning of year	1,512,247	$4.04	784,810	$4.17	—	$ —
Awarded	2,209,855	$3.78	1,304,750	$3.95	1,003,031	$4.14
Vested	(484,659)	$4.06	(197,508)	$4.17	(16,903)	$3.52
Forfeited	(762,191)	$4.13	(379,805)	$3.89	(201,318)	$4.13
Outstanding, end of year	2,475,252	$3.78	1,512,247	$4.04	784,810	$4.17

The total fair value on the vesting date of restricted stock awards that vested during fiscal 2008, 2007 and 2006 was $1.8 million, $658,000 and $59,000, respectively. As of March 31, 2008, there was $5.4 million of total unrecognized compensation expense related to unvested restricted stock awards, which is expected to be recognized over the weighted-average periods of 2.73 years.

Stock Options

The following table summarizes information about stock option activity under Napster's stock plans:

	Year Ended March 31, 2008		Year Ended March 31, 2007		Year Ended March 31, 2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	3,989,178	$7.66	4,321,637	$7.52	5,016,826	$7.48
Granted	43,875	$4.17	26,700	$4.05	9,000	$6.25
Exercised	—	$ —	(23,532)	$4.13	—	$ —
Forfeited	(96,450)	$4.38	(130,912)	$4.57	(347,560)	$5.88
Expired	(1,171,170)	$5.76	(204,715)	$6.52	(356,629)	$8.61
Outstanding, end of year	2,765,433	$8.46	3,989,178	$7.66	4,321,637	$7.52
Exercisable, end of year	2,593,677	$8.70	3,412,989	$8.10	3,028,677	$8.52

The following table summarizes information about stock options outstanding as of March 31, 2008:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$3.58–$4.86	1,057,870	5.90	$ 4.13	918,613		$ 4.13
$4.86–$7.21	32,375	5.17	$ 6.42	30,625		$ 6.41
$7.21–$9.36	950,313	4.07	$ 8.28	919,564		$ 8.27
$9.36–$14.02	49,250	3.56	$13.88	49,250		$13.88
$14.02–$16.55	675,625	3.51	$15.20	675,625		$15.20
	2,765,433	4.64	$ 8.46	2,593,677	4.47	$ 8.70

The total intrinsic value of options exercised during the years ended March 31, 2008, 2007 and 2006 was zero, $10,200 and zero, respectively. The aggregate intrinsic value of options outstanding and exercisable as of March 31, 2008 was zero. As of March 31, 2008, there was $315,000 of total unrecognized compensation expense related to stock options, which is expected to be recognized over the weighted-average periods of 1.22 years.

During the years ended March 31, 2008, 2007 and 2006, the Company recorded $1.2 million, $3.9 million and $239,000, respectively, of stock-based compensation related to options. The amount for fiscal 2007 included an out-of-period adjustment totaling $650,000 to continuing operations and $950,000 to discontinued operations to record adjustments related to stock-based compensation on options issued primarily from fiscal 2002 to 2005. Management concluded that this adjustment was immaterial to the fiscal 2007 and all prior periods' financial statements. This adjustment arose due to management's determination that its process prior to 2005 for granting certain stock options to employees resulted in incorrect measurement dates for financial statement reporting purposes. Management determined, and the audit committee concurred, that these incorrect measurement dates did not arise due to intentional misconduct.

Prior to the Adoption of SFAS No. 123(R)

The following table illustrates the effect on net loss and net loss per share if Napster had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation in periods prior to the adoption of SFAS 123(R) (in thousands, except per share amounts):

	Year Ended March 31, 2006
Net loss, as reported	$(54,945)
Add:	
Stock-based employee compensation expense included in reported net loss	868
Deduct:	
Stock-based employee compensation expense determined under fair value method for all awards	(4,209)
Pro forma net loss	$(58,286)
Net loss per share:	
Basic and diluted—as reported	$ (1.28)
Basic and diluted—pro forma	$ (1.36)
Weighted average shares used in computing net loss and pro forma net loss per share:	
Basic and diluted shares	42,989

NOTE 11—BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

Effective December 17, 2004, Napster operates in a single segment.

Geographic information

Net revenue, by countries

The following table presents net revenues from continuing operations by country based on the entity that received the revenue (in thousands):

	Year Ended March 31,		
	2008	2007	2006
United States	$104,191	$ 92,227	$83,054
Europe	23,261	18,854	11,637
Total revenues	$127,452	$111,081	$94,691

Cash, cash equivalents and investments

The following table presents cash, cash equivalents and short-term investments held in entities organized in the following legal jurisdictions (in thousands):

	March 31,	
	2008	2007
United States	$66,191	$59,647
United Kingdom	989	1,204
Luxembourg	2,113	5,296
Germany	499	336
Total cash, cash equivalents and investments	$69,792	$66,483

Napster does not anticipate that it will incur any material U.S. income or foreign withholding taxes when cash is repatriated to the United States.

Long-lived assets

The following table presents long-lived assets, excluding goodwill, identifiable intangible assets and investment in unconsolidated entity, by country based on the location of the assets (in thousands):

	March 31,	
	2008	2007
United States	$3,616	$4,815
Other	27	79
Total long-lived assets	$3,643	$4,894

NOTE 12—COMMITMENTS AND CONTINGENCIES

Lease commitments

Napster leases its operating facilities and certain equipment under non-cancelable operating leases, which expire at various dates ranging from fiscal 2009 through fiscal 2012. Rent expense under all operating leases included in continuing operations was $1.2 million, $1.4 million and $1.5 million in fiscal 2008, 2007 and 2006, respectively.

At March 31, 2008, the future minimum lease payments under non-cancelable operating leases total $1.0 million, $860,000 and $1.1 million for fiscal 2009, 2010, and 2011 and later, respectively.

Litigation

Napster and Napster, LLC's predecessor, Pressplay, have been notified by a number of companies that the Pressplay and Napster digital music services may infringe patents or copyrights owned by those companies. Napster is investigating the nature of these claims and the extent to which royalties may be owed by Napster and Pressplay to these entities. The ultimate resolution of these claims cannot be determined at this time.

On October 8, 2004, SightSound Technologies, Inc. ("SightSound") filed a lawsuit against Napster and Napster, LLC in U.S. District Court for the Western District of Pennsylvania (Case No. 2:04-cv-1549) alleging infringement of certain of its patents by the Napster service. SightSound is demanding monetary damages and injunctive relief. Napster was served with the complaint in the lawsuit on November 5, 2004. Napster answered the complaint and filed an application with the United States Patent and Trademark Office for reexamination of the patents. The court proceedings have been administratively closed pending the outcome of Napster's reexamination application. In or around November 2005, SightSound sold the patents in question to a subsidiary of General Electric for an undisclosed amount. The Patent Office rejected all of the claims of each of the patents. In June 2007, General Electric filed an appeal of this decision with the Patent Office.

On August 5, 2005, Ho Keung Tse filed suit against Apple Computer, Inc., Napster, MusicMatch, Inc., Sony Connect, Inc., Yahoo, Inc. and RealNetworks, Inc. in U.S. District Court for the District of Maryland (Case No. 1:05-cv-2149) alleging infringement of U.S. Patent No. 6665797 by the defendants' respective music distribution services. Mr. Tse is demanding monetary damages and injunctive relief. The defendants have formed a joint defense group and intend to defend themselves vigorously. The defendants were granted change of venue to the District of Northern California (Case No. 4:06- cv-06573-SBA), where, on October 4, 2007, the court stayed the litigation pending the reexamination of the related patent by the United States Patent and Trademark Office.

On December 15, 2005, MCS Music America, on behalf of itself and other publishers filed suit against Napster in U.S. District Court for the Middle District of Tennessee alleging that Napster had unlawfully distributed copyrighted musical compositions owned by the plaintiffs (Case No. 3:05-cv-1053). In November 2006, the plaintiffs sought and were granted a voluntary dismissal without prejudice. On November 15, 2006, Napster filed a complaint for declaratory relief against the former plaintiffs in Case No. 3:05-cv-1053 in the U.S. District Court for the Central District of California (Case No. 2:06-cv-7285). On December 15, 2006, the same plaintiffs re-filed their suit against Napster in U.S. District Court for the Middle District of Tennessee (Case No. 3:06-cv-01197). On March 7, 2007, the judge in the Tennessee case granted Napster's motion to transfer Case No. 3:06-cv-01197 to the Central District of California as well. MCS is demanding monetary damages and injunctive relief. A portion of this matter was settled for a nominal amount subsequent to March 31, 2008.

On November 20, 2006, Antor Media Corporation filed suit against Napster and others in U.S. District Court for the Eastern District of Texas (Case No. 5:06-cv-270) alleging infringement of U.S. Patent No. 5734961 by the defendants' respective products and services. Antor is demanding monetary damages and injunctive relief. The defendants have formed a joint defense group and intend to defend themselves vigorously. On December 14, 2007, the United States Patent and Trademark Office issued an office action rejecting all of the claims relating to such patent and limiting Antor's time to appeal such rejection. Antor filed a response to the office action on February 14, 2008, and the parties await further action.

On December 29, 2006, Intertainer, Inc. filed suit against Napster and others in U.S. District Court for the Eastern District of Texas (Case No. 2:06-cv-549) alleging infringement of U.S. Patent No. 6925469 by the defendants' respective products and services. Intertainer is demanding monetary damages and injunctive relief. Napster has joined a joint defense group, and the parties intend to defend themselves vigorously. On February 13, 2008, the United States Patent and Trademark Office issued an order rejecting all of the claims on the patent. On March 12, 2008, the court stayed the litigation pending the reexamination of the patent by the Patent Office.

On September 11, 2007, Premier International Associates filed suit against Napster and others in U.S. District Court for the Eastern District of Texas (Case no. 2: 07-cv-396) alleging infringement of U.S. Patent Nos. 6,243,725 and 6,763,345 by the defendants' products and services. Premier is demanding monetary damages and injunctive relief. Napster has joined a joint defense group, and the parties intend to defend themselves vigorously. The United States Patent and Trademark Office is currently re-examining the related patents, and the court has ordered a stay in the litigation pending the outcome of the re-exam.

On November 16, 2007, MOEAC, Inc. filed suit against Napster and others in U.S. District Court for the Western District of Wisconsin (Case no. 07-c-0654-S) alleging infringement of U.S. Patent nos. 6,232,539 and 7,205,471 by certain of Napster's products and services. MOAEC is demanding monetary damages and injunctive relief. Napster is reviewing the claims and intends to defend itself vigorously.

For each of the above matters, management believes that it is not currently possible to estimate the impact, if any, that the ultimate resolution of these matters will have on Napster's business, results of operations, financial position or cash flows.

Napster is a party to other litigation matters and claims from time to time in the ordinary course of its operations, including copyright infringement litigation for which it is entitled to indemnification by content providers. While the results of such litigation and claims cannot be predicted with certainty, Napster believes that the final outcome of such matters will not have a material adverse impact on its business, financial position, cash flows or results of operations.

Indemnification

In December 2004, as part of the sale of substantially all of the assets and liabilities of CSD to Sonic, Napster agreed to indemnify Sonic for unpaid tax liabilities with respect to any tax year ended on or before December 17, 2004 (or for any other tax year to the extent allocable to the portion of such period beginning before and ending on December 17, 2004), to the extent such tax liabilities neither are reflected in the closing working capital calculation pursuant to the sale agreement nor create a realized reduction in Sonic's tax liabilities. Napster also agreed to indemnify Sonic for damages that relate to certain other tax-related matters, as described in the sale agreement. No limitation is set forth on the period of time by which a claim must be made pursuant to the foregoing indemnities nor is there a specified limitation on the maximum amount of potential future payments.

Obligations to content providers

Napster has certain royalty commitments associated with the licensing of music content for distribution to customers. Future payments under these content agreements are due to partners based upon net revenue and online music distribution volumes.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
(In thousands)

Description	Beginning of Period	Additions	Deductions	End of Period
Deferred tax valuation allowance:				
Year ended March 31, 2006	$22,648	25,843	—	$48,491
Year ended March 31, 2007	$48,491	11,685	—	$60,176
Year ended March 31, 2008	$60,176	3,299	—	$63,475

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAPSTER, INC.

By: /s/ WM. CHRISTOPHER GOROG	By: /s/ SUZANNE M. COLVIN
Wm. Christopher Gorog **Chief Executive Officer and Chairman of the Board of Directors** **(Principal Executive Officer)** **Date: June 11, 2008**	**Suzanne M. Colvin** **Vice President, Finance, and Interim Chief Financial Officer** **(Principal Financial and Accounting Officer)** **Date: June 11, 2008**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes and appoints Wm. Christopher Gorog and Suzanne M. Colvin, or either of them, as attorneys-in-fact and agents to execute and file with the applicable regulatory authorities any amendment to this report on his behalf individually and in each capacity stated below.

Name	Title	Date
/s/ WM. CHRISTOPHER GOROG **Wm. Christopher Gorog**	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	June 11, 2008
/s/ SUZANNE M. COLVIN **Suzanne M. Colvin**	Vice President, Finance, and Interim Chief Financial Officer (Principal Financial and Accounting Officer)	June 11, 2008
/s/ VERNON E. ALTMAN **Vernon E. Altman**	Director	June 11, 2008
/s/ RICHARD J. BOYKO **Richard J. Boyko**	Director	June 11, 2008
/s/ PHILIP J. HOLTHOUSE **Philip J. Holthouse**	Director	June 11, 2008
/s/ JOSEPH C. KACZOROWSKI **Joseph C. Kaczorowski**	Director	June 11, 2008
/s/ ROSS LEVINSOHN **Ross Levinsohn**	Director	June 11, 2008
/s/ BRIAN C. MULLIGAN **Brian C. Mulligan**	Director	June 11, 2008
/s/ ROBERT RODIN **Robert Rodin**	Director	June 11, 2008

NAPSTER, INC.

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
2.1	Purchase Agreement dated May 19, 2003 among the Registrant, UMG Duet Holdings, Inc. and SMEI Duet Holdings, Inc. (1)
2.2	AOL Asset Purchase Agreement dated January 11, 2007 by and between AOL LLC, AOL Music Now LLC and Napster, LLC**† (2)
2.3	Amendment No. 1 dated March 14, 2007 to AOL Asset Purchase Agreement by and between AOL LLC, AOL Music Now LLC and Napster, LLC**† (2)
2.4	Letter Agreement dated March 14, 2007 amending that certain AOL Asset Purchase Agreement by and between AOL LLC, AOL Music Now LLC and Napster, LLC, as amended† (2)
3.1	Amended and Restated Certificate of Incorporation of the Registrant* (3)
3.2	Second Amended and Restated Bylaws of the Registrant* (4)
3.3	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Roxio, Inc. (5)
4.1	Form of Common Stock Certificate of the Registrant (6)
4.2	Preferred Stock Rights Agreement dated May 18, 2001 between the Registrant and Mellon Investor Services, LLC, including the Certificate of Designation, the Form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively (5)
4.3	Form of Purchase Agreement dated June 18, 2003 by and between the Registrant and certain Purchasers set forth on the signature page thereto (7)
4.4	Form of Purchase Agreement dated January 12, 2004 by and between Roxio, Inc. and certain Purchasers set forth on the signature page thereto (8)
4.5	Common Stock Purchase Agreement dated June 17, 2004 between the Registrant and Best Buy Enterprise Services Inc. (9)
4.6	Registration Rights Agreement dated June 17, 2004 between the Registrant and Best Buy Enterprise Services Inc. (9)
4.7	Form of Purchase Agreement dated January 20, 2005 by and between the Registrant and certain Investors (10)
10.1	2003 Stock Plan* (11)
10.2	Form of 2003 Stock Plan Agreements* (12)
10.3	2002 Stock Plan* (13)
10.4	Amended and Restated Napster, Inc. 2001 Stock Plan* (14)
10.5	Form of Napster, Inc. Amended and Restated 2001 Stock Plan Restricted Stock Award Agreement* (15)
10.6	Amended and Restated 2001 Employee Stock Purchase Plan* (11)
10.7	Form of 2001 Stock Plan Option Agreements* (16)
10.8	Amended and Restated 2001 Director Option Plan* (17)
10.9	Form of 2001 Director Option Plan Agreements* (16)
10.10	Form of Amended and Restated 2001 Stock Plan Director Restricted Stock Award Agreement (14)
10.11	Amended and Restated 2000 Stock Option Plan* (3)
10.12	Form of 2000 Stock Option Plan Agreements* (18)

Exhibit Number	Description of Exhibit
10.13	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers* (3)
10.14	Amended and Restated Employment Agreement dated May 12, 2008, between the Registrant and Wm. Christopher Gorog * (19)
10.15	Employment Agreement effective November 14, 2003 between Nand Gangwani and the Registrant* (20)
10.16	Letter Agreement dated November 8, 2006 between Nand Gangwani and the Registrant* (21)
10.17	Employment Separation and General Release Agreement dated December 7, 2007, between Nand Gangwani and the Registrant* (22)
10.18	Employment Agreement dated January 29, 2004 between Bradford D. Duea and the Registrant* (12)
10.19	Letter Agreement dated November 8, 2006 between Bradford D. Duea and the Registrant* (21)
10.20	Employment Agreement dated January 29, 2004 between Laura B. Goldberg and the Registrant* (12)
10.21	Amended and Restated Offer Letter dated August 2, 2007 between Christopher Allen and the Registrant* (23)
10.22	Standard Industrial/Commercial Single-Tenant Lease dated September 7, 2001 between the Registrant and Fox & Fields (24)
10.23	Lease Extension and Lease Guaranty of Registrant dated January 5, 2005 between Registrant and Fox & Fields (24)
10.24	Second Lease Extension and Lease Guaranty dated November 8, 2006 between the Registrant and Fox & Fields (25)
10.25	Third Lease Extension and Lease Guaranty dated April 11, 2008 between the Registrant and Fox & Fields
10.26	Amended and Restated LLC Operating Agreement of Napster, LLC dated May 19, 2003 by and between Registrant, UMG Duet Holdings, Inc. and SMEI Duet Holdings, Inc. (17)
10.27	Joint Venture Operating Agreement dated October 14, 2005 between Napster, LLC and Tower Records Japan, Inc., Nikko Principal Investments Japan, Ltd. and Napster Japan, Inc.** (26)
10.28	License Agreement dated October 14, 2005 between Napster, LLC and Tower Records Japan, Inc. ** (26)
10.29	AOL Advertising Insertion Order dated January 11, 2007 by and between AOL LLC and Napster, LLC **(2)
10.30	Executive Compensation Summary
10.31	Non-Employee Director Compensation Summary
14.1	Amended and Restated Napster Code of Conduct (27)
21.1	List of Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Management contract or compensatory plan or arrangement required to be filed as an exhibit to the Registrant's Annual Report on Form 10-K.

** Pursuant to 17 CFR 240.24b-2, confidential information has been omitted and has been filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Commission.

† Certain exhibits, schedules, appendices and annexes to these agreements have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Registrant will furnish copies of any of these exhibits, schedules, appendices or annexes to the Securities and Exchange Commission upon request.

(1) Incorporated by reference to the Registrant's Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 19, 2003.
(2) Incorporated by reference to the Registrant's Annual Report on Form 10-K as filed with the Securities and Exchange Commission on June 6, 2007.
(3) Incorporated by reference to Amendment No. 4 to the Registrant's Registration Statement on Form 10 (No. 000-32373) as filed with the Securities and Exchange Commission on April 23, 2001.
(4) Incorporated by reference to the Registrant's Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 14, 2007.
(5) Incorporated by reference to the Registrant's Registration Statement on Form 8-A as filed with the Securities and Exchange Commission on June 5, 2001.
(6) Incorporated by reference to the Registrant's Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 23, 2004.
(7) Incorporated by reference to the Registrant's Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 20, 2003.
(8) Incorporated by reference to the Registrant's Current Report on Form 8-K as filed with the Securities and Exchange Commission on January 13, 2004.
(9) Incorporated by reference to the Registrant's Registration Statement on Form S-3 (No. 333-117520) as filed with the Securities and Exchange Commission on July 20, 2004.
(10) Incorporated by reference to the Registrant's Current Report on Form 8-K as filed with the Securities and Exchange Commission on January 21, 2005.
(11) Incorporated by reference to the Registrant's Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Stockholders as filed with the Securities and Exchange Commission on August 18, 2003.
(12) Incorporated by reference to the Registrant's Annual Report on Form 10-K as filed with the Securities and Exchange Commission on June 14, 2004.
(13) Incorporated by reference to the Registrant's Registration Statement on Form S-8 (No. 333-81522) as filed with the Securities and Exchange Commission on January 28, 2002.
(14) Incorporated by reference to the Registrant's Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 28, 2005.
(15) Incorporated by reference to the Registrant's Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 6, 2005.
(16) Incorporated by reference to Amendment No. 3 to the Registrant's Registration Statement on Form 10 (No. 000-32373) as filed with the Securities and Exchange Commission on April 9, 2001.
(17) Incorporated by reference to the Registrant's Annual Report on Form 10-K as filed with the Securities and Exchange Commission on June 30, 2003.
(18) Incorporated by reference to the Registrant's Registration Statement on Form 10 (No. 000-32373) as filed with the Securities and Exchange Commission on February 21, 2001.
(19) Incorporated by reference to the Registrant's Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 16, 2008.
(20) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on February 17, 2004.
(21) Incorporated by reference to the Registrant's Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 8, 2006.
(22) Incorporated by reference to the Registrant's Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 10, 2007.
(23) Incorporated by reference to the Registrant's Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 3, 2007.
(24) Incorporated by reference to the Registrant's Registration Statement on Form S-3 (No. 333-122658) as filed with the Securities and Exchange Commission on February 9, 2005.
(25) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on February 8, 2007.
(26) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on February 8, 2006.
(27) Incorporated by reference to the Registrant's Annual Report on Form 10-K as filed with the Securities and Exchange Commission on June 9, 2006.

Exhibit 31.1

Certification of Chief Executive Officer required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Wm. Christopher Gorog, certify that:

1. I have reviewed this annual report on Form 10-K of Napster, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 11, 2008

/s/ WM. CHRISTOPHER GOROG

WM. CHRISTOPHER GOROG
Chief Executive Officer and
Chairman of the Board of Directors
(Principal Executive Officer)

Exhibit 31.2

Certification of Interim Chief Financial Officer required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Suzanne M. Colvin, certify that:

1. I have reviewed this annual report on Form 10-K of Napster, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 11, 2008

/s/ SUZANNE M. COLVIN

SUZANNE M. COLVIN
Vice President, Finance, and
Interim Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Napster, Inc. (the "Registrant") on Form 10-K for the fiscal year ended March 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of, Wm. Christopher Gorog, Chairman of the Board and Chief Executive Officer of the Registrant and Suzanne M. Colvin, Vice President, Finance and Interim Chief Financial Officer of the Registrant, certify, in accordance with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his or her respective knowledge:

1. The Report, to which this certification is attached as Exhibit 32.1 fully complies with the requirements of Section 13(a) and 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

By: /s/ WM. CHRISTOPHER GOROG

Wm. Christopher Gorog
Chief Executive Officer, and
Chairman of the Board of Directors
(Principal Executive Officer)

June 11, 2008

By: /s/ SUZANNE M. COLVIN

Suzanne M. Colvin
Vice President, Finance, and
Interim Chief Financial Officer
(Principal Financial and Accounting Officer)

June 11, 2008

This certification accompanies this periodic report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Corporate Information

EXECUTIVE OFFICERS

Chris Gorog
Chairman and
Chief Executive Officer

Brad Duea
President

Suzanne M. Colvin
Vice President, Finance and
Interim Chief Financial Officer

Christopher Allen
Chief Operating Officer

BOARD OF DIRECTORS

Chris Gorog
Chairman and Chief Executive Officer,
Napster, Inc.

Vernon E. Altman
Director and Senior Partner,
Bain & Company, Inc.

Richard J. Boyko
Managing Director and
Associate Professor,
Virginia Commonwealth
University Adcenter
Former Co-President and
Chief Creative Officer,
Ogilvy & Mather

Philip J. Holthouse
Co-founder and Partner,
Holthouse Carlin & Van Trigt LLP

Joseph C. Kaczorowski
Partner, Grosvenor Park
Former President,
HOB Entertainment, Inc.

Ross Levinsohn
Partner, Velocity Interactive Group
Former President,
Fox Interactive Media

Brian C. Mulligan
Chairman, Brooknol Advisors, LLC
Former Chairman, Fox Television
Former Chief Financial Officer,
Seagram Company Ltd.
Former Co-Chairman,
Universal Pictures

Robert Rodin
Founder and Chief Executive Officer,
RDN Group
Former Founder, Chairman and CEO,
eConnections
Former CEO,
Marshall Industries

TRANSFER AGENT & REGISTRAR

BNY Mellon Shareholder Services
525 Market Street, Suite 3500
San Francisco, CA 94105

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles, CA 90071

SEC FORM 10-K

A copy of Napster's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available by visiting commercial document retrieval services on the Internet and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov

INVESTOR RELATIONS

The Blueshirt Group, LLC
456 Montgomery Street
San Francisco, California 94104
415.217.7722

Printed in the USA.

The letter to the stockholders included in this Annual Report contains forward looking statements, including, without limitation, our expectations regarding the growth and expansion of Napster's available market, our expectations that our new web-based platform will provide added value to our customers, our expectations regarding our business strategies, including our ongoing efforts to expand and enhance our mobile offerings, our expectations regarding customer acquisitions and our belief that we are well positioned to leverage our assets to create lasting stockholder value. These statements involve certain known and unknown risks, and uncertainties that could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, those listed in Part I Item 1A, "Risk Factors" of this Annual Report on Form 10-K. We do not intend, and undertake no obligation, to update any of our forward-looking statements after the date of this Annual Report to reflect actual results or future events or circumstances.

napster®

Napster Headquarters
9044 Melrose Avenue
Los Angeles, CA 90069
USA
310.281.5000

www.napster.com

NASDAQ: NAPS

END